Form 10-K405, Exhibit 13
period 1995-06-30
UNION CORP
filed 1995-09-27
CIK 100817

                                                                      EXHIBIT 13


1995 Annual Report
- ------------------

                                                                     THE UNION
                                                                     CORPORATION

TABLE OF CONTENTS
- -----------------

Company Profile..............................................................  1

Report to Shareholders.......................................................  2

Business Overview............................................................  6

Consolidated Statements of Operations........................................  9

Consolidated Balance Sheets.................................................. 10

Consolidated Statements of Cash Flows........................................ 11

Consolidated Statements of Shareholders' Equity.............................. 12

Notes to Consolidated Financial Statements................................... 13

Management's Report.......................................................... 23

Report of Independent Auditors............................................... 23

Management's Discussion and Analysis
    of Financial Condition and Results of Operations......................... 24

Selected Financial Data...................................................... 30

Corporate Information........................................................ 31

COMPANY PROFILE
- ---------------

The Union Corporation, through its Transworld Systems, Inc., Allied Bond & Collection Agency, Inc. and Capital Credit Corporation subsidiaries, provides accounts receivable management and related services to a wide range of institutional, commercial and governmental customers.

[Map omitted of the continental United States that shows the location of the offices of each subsidiary of the Company-Transworld Systems Sales Offices
(132), CMS Collection Offices (19), Allied Bond Collection Offices (3), Capital Credit Collection Offices(3).]

THE UNION CORPORATION AND SUBSIDIARIES

REPORT TO SHAREHOLDERS

- ----------------------------------------------------------------------


Fiscal 1995 was a year of solid achievement for The Union Corporation. We accomplished our objectives for fiscal 1995 and moved from a period of stabilization last year to one of growth. In the process, we expanded our client base, entered into new market segments, improved profit margins in each of our companies and established the ground work for future growth and profitability.

Some of the accomplishments in fiscal 1995 were:

 . Total revenues for the year ended June 30, 1995 were approximately $98 million, the highest level achieved since Union became a pure financial services company providing accounts receivable management and related services.

 . The Company's three operating subsidiaries reported record operating income of approximately $17 million (before Corporate overhead and amortization of goodwill and depreciation expense related to purchase accounting adjustments). This was an increase of 19% over the previous year.

 . Cash generated by the three operating subsidiaries, as measured by profit before taxes, amortization of goodwill and depreciation expense, was approximately $19 million, a 15% increase from the previous high achieved in fiscal 1994.

 . Operating income in the fourth quarter of fiscal 1995 increased approximately $1.1 million over the same period a year ago as a result of improvements in operations, a reduction in corporate expenses and the elimination of expenses for discontinued operations from continuing operations.

 . Union's financial condition remained strong and liquid at June 30, 1995, with cash and short-term investments of approximately $37 million, working capital of approximately $25 million and a net worth of approximately $57 million.

 . The Company continued its share buy-back program acquiring 55,200 shares of common stock in fiscal 1995 for approximately $514,000.

 . Consistent with its strategic objectives, Union was recently advised that it has been selected from a field of 22 companies to provide a major corporation with customer services and pre-chargeoff collections on an outsourcing basis. The size and term of the contract are presently being discussed.

 . Additionally, Union has joined with a major financial services company in exploring the feasibility of providing a wide range of services to financial institutions on an outsourcing basis. This project is in its early stages of development and there is no assurance that it will constitute a viable activity for the Company.

The two developments immediately above have important potential for Union because they would mark the entry of the Company into businesses with significant revenue and profit potential in markets outside of


[Graph omitted that shows the Revenue of the Company based on the following data:

REVENUES
Fiscal Years 1991-1995
($ in millions)

                     Fiscal   Fiscal   Fiscal   Fiscal   Fiscal
                      1991     1992     1993*    1994     1995
                     ------   ------   ------   ------   ------

Total Revenues       $82.7    $85.9    $80.5    $92.1    $97.6

Transworld Systems    51.1     55.2     54.9     53.6     57.1

Other Subsidiaries    31.6     30.7     25.6     38.5     40.5


   * Fiscal year 1993 includes the results of Allied Bond, since its acquisition in December 1992. The results of Capital Credit in 1993 and thereafter do not include revenues derived from American Express.]

[Graphic text box omitted that contains the following statement: Total revenues approximated $98 million, the highest level achieved since Union became a pure financial services company.]

accounts receivable management that require similar managerial and operating skills.

FINANCIAL PERFORMANCE

Revenues for the year were $97,649,000 in fiscal 1995 compared with $92,109,000 for the prior year reflecting increases at Transworld Systems, Allied Bond and Capital Credit. Union's operating income was $10,307,000 in fiscal 1995, an increase of 30%, compared with $7,942,000 a year ago. Income from Continuing Operations was $5,707,000 for the current fiscal year or $1.01 per share compared with $4,479,000 or $.72 per share in fiscal 1994.

As previously announced, the Company recorded an $8,000,000 loss provision ($5,200,000 net of tax benefit) or $.92 loss per share during the third fiscal quarter for its Discontinued Operations, all of which were terminated or otherwise disposed of prior to fiscal 1990. As a result of the loss provision for discontinued operations, the Company reported net income of $507,000 or $.09 per share in fiscal 1995 compared with net income of $5,547,000 or $.89 per share a year ago. Net income in fiscal 1994 included the effect of the Company's implementation of SFAS 109, "Accounting for Income Taxes", the cumulative effect of which was to increase net income by $1,068,000 or $.17 per share. Interest income and interest expense increased $519,000 and $402,000, respectively, during fiscal 1995 compared with a year ago, primarily reflecting higher interest rates.

TRANSWORLD SYSTEMS, INC.

Transworld Systems reported record revenues of $57.1 million in fiscal 1995 compared with $53.6 million a year ago. Transworld Systems' operating income was $13,057,000, before amortization of goodwill, an increase of 10% compared with $11,885,000 a year ago. Transworld was able to maintain an operating margin of 22%, after amortization of goodwill, despite increased competition and an increase in postal rates.

The CMS contingency fee division of Transworld Systems continued to set records in revenues and operating income while at the same time reporting a 12% increase in operating margins. CMS opened its 19th office in Charlotte, North Carolina in June 1995, which was profitable in its first month of operation.

Revenues, profits and margins continued to place Transworld Systems in the dominant position of the fixed-fee accounts receivable management market. Transworld operates nationally offering both fixed-fee and contingency fee collection services with a customer base of well over 40,000 clients. Last year, renewed emphasis was placed on upgrading the sales force of more than 700 independent sales contractors. The success of this effort was reflected in each sales division reporting year to year gains. Market conditions in southern California, which is an important market for Transworld Systems, stabilized and the company was able to register a gain in revenue after several years of declining sales.

[Graph omitted that shows the Operating Income* of the Company's subsidiaries based on the following data:

OPERATING INCOME *
Fiscal Years 1991-1995
($ in millions)

                        Fiscal   Fiscal    Fiscal    Fiscal    Fiscal
                         1991     1992      1993      1994      1995
                        ------   ------    ------    ------    ------

Total Subsidiaries      $14.5    $13.5     $12.0     $14.2     $16.9

Transworld Systems       12.1     13.1      12.2      11.9      13.1

Other Subsidiaries        2.4      0.4 **   (0.2)***   2.3       3.8


    * Represents operating income of Union's subsidiaries before goodwill and depreciation expenses related to purchase accounting adjustments. Also excludes Union's corporate office expenses.

   ** Fiscal year 1992 results do not include the $9 million pretax restructuring charge recorded by Capital Credit.


  *** Fiscal year 1993 includes the results of Allied Bond, since its acquisition in December 1992. The results of Capital Credit in 1993 and thereafter do not include revenues and direct expenses related to American Express.]

[Graphic text box omitted that contains the following statement: The Company's operating subsidiaries reported record operating income of approximately $17 million..., an increase of 19% over the previous year.]

Transworld had 132 sales offices in operation nationwide at year end.

ALLIED BOND & COLLECTION AGENCY, INC.

Allied Bond reported a 7% increase in revenues and a 22% increase in operating income, before amortization of goodwill and depreciation expense related to its acquisition, for the fiscal year ended June 30, 1995 compared with a year ago. These improvements were made despite changing market conditions, which took place during fiscal 1995 and are continuing, such as reduced collectibility of accounts placed for collection and lower commission rates in certain key markets. Allied offset these continuing trends, in part, by obtaining increased market share in traditional markets such as banking and retailing, expanding its teleservicing/call center operations and fee per account services and by entering new markets such as telecommunications and utilities. In fiscal 1995 the dollar value of past due accounts receivable placed for collection was 14% higher than a year ago. These results were made possible by Allied diligently managing its business to maximize profits while at the same time maintaining its reputation for superior collection performance and service.

CAPITAL CREDIT CORPORATION

Capital Credit was solidly profitable in fiscal 1995 reporting a $1 million improvement in operating income for the year when compared to its operating loss of $200,000 in fiscal 1994. The company has now operated profitably during each of the last six consecutive quarters. Revenues in fiscal 1995 remained essentially unchanged from the prior year, reflecting in part the effect of the reduced collectibility of certain accounts placed for collection and lower commission rates being experienced by the collection industry. Capital Credit expects to offset these conditions by increasing placements, which in the fourth quarter of fiscal 1995 contributed to the 16% increase in revenue, and by offering new, related services to existing and new clients. In fiscal 1995 the dollar value of past due accounts receivable placed for collection was 21% higher than a year ago.

MANAGEMENT PROMOTIONS

This past May, William B. Hewitt was elected President and Chief Operating Officer of The Union Corporation in recognition of his role in the turnaround achieved by Capital Credit and, most importantly, of his leadership and management of the strategic effort to broaden Union's core businesses. Mr. Hewitt continues in the position of Chairman and Chief Executive Officer of Capital Credit. During the year Nicholas Gill was named to the additional position of Vice President in recognition of his contributions in the areas of finance, administration and discontinued operations which include related environmental matters.

THE FUTURE

Union's strategic objectives for fiscal 1996 are twofold:

We will continue to develop the revenue and profit potential of

[Graph omitted that shows the Cash generated* by the Company's subsidiaries based on the following data:

CASH GENERATED*
BY SUBSIDIARIES
Fiscal Years 1991-1995
($ in millions)

                         Fiscal   Fiscal   Fiscal    Fiscal   Fiscal
                          1991     1992     1993 **   1994     1995
                         ------   ------   ------    ------   ------

Total Subsidiaries       $16.2    $15.3    $13.9     $16.4    $18.9

Transworld Systems        13.0     14.0     13.2      12.8     14.0

Other Subsidiaries         3.2      1.3      0.7       3.6      4.9

   * Represents cash generated by Transworld Systems, Allied Bond and Capital Credit, as measured by profit before taxes, amortization of goodwill and depreciation expense.

  ** Fiscal year 1993 includes the results of Allied Bond, since its acquisition in December 1992.]

[Graphic text box omitted that contains the following statement: Cash generated* by operating subsidiaries reached a record $19 million.]

Transworld Systems, Allied Bond and Capital Credit by anticipating and meeting our customers' needs and expectations in the areas of performance, service and innovation and by expanding into markets that offer consistent growth in revenues and profits.

We will build upon our core competence in accounts receivable management and expand into new markets by providing on an outsourcing basis such services as customer service and pre-chargeoff collections. Union's efforts in this respect, as described earlier in this report, are examples of the outsourcing strategy that the Company will continue to pursue. These services differ from contingency fee based collections in that they are less price sensitive and are customarily provided under long-term contracts .

We are confident of the Company's future and our ability to increase shareholder value in the years ahead.

Respectfully,


MELVIN L. COOPER

Melvin L. Cooper
Chairman of the Board and
Chief Executive Officer


WILLIAM B. HEWITT

William B. Hewitt
President and Chief
Operating Officer



September 22, 1995


[Graphic text box omitted that contains the following statement: Income from Continuing Operations was $5.7 million for the current fiscal year or $1.01 per share compared with $4.5 million or $.72 per share in fiscal 1994.]

THE UNION CORPORATION AND SUBSIDIARIES

BUSINESS OVERVIEW
- -----------------

The key to collecting past due debt is "third-party" intervention. As a third party, the collection agency has an advantage because debtors are far more concerned about their credit record when they are contacted by an outside collection agency and, therefore, are more likely to respond positively. The importance of national credit grantors and the increased mobility of delinquent debtors have created a demand for national collection firms like Transworld Systems, Allied Bond and Capital Credit. These companies have the financial and managerial resources to maintain and upgrade sophisticated automated collection systems that operate nationally.

Union's objectives for these businesses are:

 . Develop new products and collection services to expand business with present customers and attract new customers.

 . Apply proven technology in order to provide clients with superior and cost-effective collection services.

 . Improve profit margins through increased productivity and cost control.

 . Provide high quality customer service.

TRANSWORLD SYSTEMS, INC.

Transworld, headquartered in Rohnert Park, California, offers the combination of both fixed-fee and contingency fee collection services. As the leading company of its type in the industry, Transworld has a successful history of growth which is attributable to the strength of its marketing organization, a high recovery rate, cost-effectiveness and quality of service. Transworld's system reduces customers' in-house collection costs while providing detailed monthly status reports for accounting and control purposes. Its fixed-fee system, Phase I, is based on contacting the debtor with a series of computer generated collection demands sent by mail. Unlike companies whose revenues are derived from contingency collection, Transworld's Phase I system currently charges a fixed fee ranging from $4.75 to $9.95 per account depending on the number of accounts placed.

Many customers with small-balance delinquent accounts, ranging between $50 and $100, have found Transworld's Phase I system to be the only economical method of obtaining professional, third-party collection results. Transworld's ability to get clients to make an early assignment of delinquent accounts, usually forty-five to ninety days past due, is possible because of the low fixed-fee structure and its sophisticated computerized management reporting system. Transworld also offers clients who purchase systems for 500 or more accounts the option to electronically communicate the debtor information that is necessary to initiate collection demands directly to Transworld's computer system. Many clients experience collection costs as low as five to seven percent of the amount collected, while at

[Graphic text box omitted that contains the following statement: Transworld has a successful history of growth which is attributable to the strength of its marketing organization, a high recovery rate, cost-effectiveness and quality of service. Transworld's system reduces customers' in-house collection costs while providing detailed monthly status reports for accounting and control purposes.]

the same time eliminating a good deal of their normal billing expenses. The combination of low cost and high recovery rates results in a high customer renewal rate.

Transworld currently has well over 40,000 customers using its services, from small companies that may purchase a system for 45 accounts to major corporations that purchase systems for 100,000 accounts at a time.

The company's outstanding marketing organization, consisting of more than 700 independent contractors, provides the sales effort and ongoing service essential to the system. This group is highly motivated because it is paid on a commission basis. The building of such a sales force is a formidable barrier to entry for potential competitors. Transworld had 132 sales offices throughout the country at year end and plans to open six new sales offices in fiscal 1996.

CREDIT MANAGEMENT SERVICES (CMS)

Approximately 75% of the clients using Transworld's Phase I system assign those accounts that were not collected during the fixed-fee program to CMS, a division of Transworld, on a contingency fee basis (Phase II). Because a CMS office is opened only after business has been developed by Transworld, historically it has become profitable within the first month of operation.

CMS collectors are paid on a commission basis and perform collection services at 19 branch offices. Branch managers, trained and promoted from within, are compensated through a combination of commission and profit incentive. CMS has developed software packages and computer systems to handle fiduciary reporting and interface with a client base of over 35,000. The average debt assigned to CMS is over $600 with an average payment collected in excess of $180. CMS completed another very strong year and had record collections, revenues and profits.

Transworld continued to strengthen and upgrade its independent contractor sales force in fiscal 1995, has maintained its high operating margins and positive cash flow, and is well positioned for future growth.

ALLIED BOND & COLLECTION AGENCY, INC.

Allied Bond & Collection Agency, headquartered in Trevose, Pennsylvania, is a well managed, contingency fee basis collection company with a nationally recognized reputation for superior collection performance. In fiscal 1995 Allied had a record volume of placements, both in aggregate dollars and number of accounts placed for collection. Allied includes among its clients many of the larger consumer credit grantors across a broad spectrum of industries such as banking, oil refining and distribution companies, student loan servicing, retail, travel and entertainment, utilities, telecommunications, and enjoys a significant share in many of these markets.

[Graphic text box omitted that contains the following statement: Allied Bond & Collection Agency is a well managed, contingency fee basis collection company with a nationally recognized reputation for superior collection performance. In fiscal 1995 Allied had a record volume of placements, both in aggregate dollars and number of accounts placed for collection.]

Through aggressive sales techniques, Allied has been able to increase its market share in several of these areas.

Allied has strong, in-depth management at all levels. Every newly-employed collector first attends a comprehensive, in-house training class for four weeks. During this time, the trainee learns to combine Allied's on-line computer network with proper collection techniques. Allied's computerized on-line collection system enhances the ability of the individual collector to operate efficiently. Upon graduation, collectors receive continuing education and supervision to refine their skills, techniques, and efficiency.

The company is broadening the scope and flexibility of its collection services and techniques in order to expand within existing credit markets as well as to successfully penetrate into new markets to capitalize on Allied's proven capabilities.

CAPITAL CREDIT CORPORATION

Capital Credit provides contingency and fixed-fee collections and telemarketing services to large national clients in eight market segments:

 . Bankcard
 . Telecommunications
 . Travel and Entertainment
 . Government
 . Retail
 . Oil
 . Utilities
 . Medical

Capital Credit, which relocated its headquarters to its Regional Collection Center in Jacksonville, Florida in the first quarter of fiscal 1995, continued to make significant financial and operational improvements in fiscal 1995. Its computerized on-line collection system links its three Regional Collection Centers in Florida, Massachusetts and California and permits customers to communicate electronically with the system for an instant exchange of information. This system substantially decreases clerical effort and increases collector productivity.

Capital Credit's strategy for growth is premised upon the following principles:

 . Being a top quartile performer for clients in recovery rate, compliance and customer service will yield increases in market share from existing clients and will facilitate the acquisition of new clients within the above market segments.

 . The client base should be expanded and new services offered to existing clients.

 . Maintaining state-of-the-art technology is essential in maximizing staff productivity.

Capital Credit made good progress in fiscal 1995 in applying all of these principles.

Capital Credit is well positioned and its emphasis on productivity, marketing and control of expenses should continue to improve its financial and operational performance.

[Graphic text box omitted that contains the following statement: Capital Credit continued to make significant financial and operational improvements in fiscal 1995 and is well positioned for growth.]

THE UNION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
- -------------------------------------

FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993
(In thousands, except per share amounts)                                              1995             1994             1993
                                                                                   -------          -------          -------
Operating revenues                                                                 $97,649          $92,109          $80,499
                                                                                   -------          -------          -------
Expenses:
   Operating expenses                                                               63,482           59,255           52,711
   Selling, general and administrative expenses                                     19,759           20,470           16,869
   Depreciation and amortization                                                     4,101            4,442            3,291
                                                                                   -------          -------          -------
Operating costs and expenses                                                        87,342           84,167           72,871
                                                                                   -------          -------          -------
Operating income                                                                    10,307            7,942            7,628
Interest expense                                                                    (1,450)          (1,048)            (687)
Interest income                                                                      1,242              723            1,074
                                                                                   -------          -------          -------
Income from continuing operations before income taxes                               10,099            7,617            8,015
Provision for income taxes                                                           4,392            3,138            3,345
                                                                                   -------          -------          -------
Income from continuing operations                                                    5,707            4,479            4,670
Discontinued operations loss provision
   (net of tax benefit of $2,800)                                                   (5,200)               -                -
                                                                                   -------          -------          -------
Income before cumulative effect of change in accounting
   for income taxes                                                                    507            4,479            4,670
Cumulative effect of change in accounting for income taxes                               -            1,068                -
                                                                                   -------          -------          -------
Net income                                                                         $   507          $ 5,547          $ 4,670
                                                                                   =======          =======          =======
Primary income per common share:
   Income from continuing operations                                               $  1.01          $   .72          $   .71
   Discontinued operations loss provision                                             (.92)               -                -
   Cumulative effect of change in accounting for income taxes                            -              .17                -
                                                                                   -------          -------          -------
   Net income                                                                      $   .09          $   .89          $   .71
                                                                                   =======          =======          =======
Fully diluted income per common share:
   Income from continuing operations                                               $  1.00          $   .72          $   .71
   Discontinued operations loss provision                                             (.91)               -                -
   Cumulative effect of change in accounting for income taxes                            -              .17                -
                                                                                   -------          -------          -------
   Net income                                                                      $   .09          $   .89          $   .71
                                                                                   =======          =======          =======
Average number of common shares outstanding:
   Primary                                                                           5,657            6,234            6,614
   Fully diluted                                                                     5,726            6,234            6,614

The accompanying notes are an integral part of the financial statements.

THE UNION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
- ---------------------------

JUNE 30, 1995 AND 1994
(In thousands)                                                                                          1995              1994
                                                                                                   ---------         ---------
ASSETS
Current assets:
   Cash                                                                                            $  14,805         $  11,579
   Short-term investments, at cost, which approximates market                                         21,930            22,600
   Accounts receivable, trade, less allowance for doubtful accounts of
      $542 and $552                                                                                    6,339             4,660
   Prepaid expenses and other current assets                                                           5,254             3,846
                                                                                                   ---------         ---------
      Total current assets                                                                            48,328            42,685
Property, buildings and equipment, net                                                                 9,283            10,812
Cost of intangible assets from businesses acquired, less accumulated
      amortization of $7,636 and $6,199                                                               50,426            51,603
Other assets and deferred charges                                                                      2,300             2,135
Deferred income taxes                                                                                  2,826             2,960
                                                                                                   ---------         ---------
      Total assets                                                                                 $ 113,163         $ 110,195
                                                                                                   =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                                $   3,044         $   5,307
   Accrued expenses                                                                                   18,747            13,894
   Income taxes payable                                                                                  992             1,525
   Current portion of long-term debt                                                                     213               204
                                                                                                   ---------         ---------
      Total current liabilities                                                                       22,996            20,930
Long-term debt                                                                                        20,763            20,973
Other liabilities                                                                                     12,200            11,291
                                                                                                   ---------         ---------
      Total liabilities                                                                               55,959            53,194
                                                                                                   ---------         ---------
Commitments and contingent liabilities
Shareholders' equity:
   Common stock, $.50 par value; authorized shares, 15,000;
      issued shares, 8,521 and 8,476                                                                   4,261             4,238
   Additional paid-in capital                                                                         43,412            43,225
   Retained earnings                                                                                  46,337            45,830
   Less treasury stock, at cost, 2,941 shares and 2,886 shares                                       (36,806)          (36,292)
                                                                                                   ---------         ---------
      Total shareholders' equity                                                                      57,204            57,001
                                                                                                   ---------         ---------
      Total liabilities and shareholders' equity                                                   $ 113,163         $ 110,195
                                                                                                   =========         =========

The accompanying notes are an integral part of the financial statements.

THE UNION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------

FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993
(In thousands)                                                                         1995              1994             1993
                                                                                   --------           -------          -------
Cash Flows From Operating Activities:
Net income                                                                         $    507           $ 5,547          $ 4,670
Adjustments to reconcile income to net cash provided by operations:
   Discontinued operations loss provision, net of tax benefit                         5,200                 -                -
   Cumulative effect of change in accounting for income taxes                             -            (1,068)               -
   Depreciation and amortization                                                      4,101             4,442            3,291
   Deferred compensation expense                                                        723               655              340
   Provision for doubtful accounts                                                      143                19              158
   Provision for deferred income taxes                                                1,334             1,472            1,410
   Changes in assets and liabilities:
      Accounts receivable - (increase) decrease                                      (1,822)              116              829
      Prepaid expenses and other current assets - decrease (increase)                   282               379             (367)
      Other assets and deferred charges - (increase)                                   (165)             (179)              (7)
      Accounts payable and accrued expenses - increase (decrease)                       220              (556)          (5,351)
      Income taxes payable - (decrease) increase                                       (183)             (193)             108
      Other liabilities - (decrease) increase                                        (2,847)           (1,699)              70
                                                                                   --------           -------          -------
Net cash provided by operating activities                                             7,493             8,935            5,151
                                                                                   --------           -------          -------
Cash Flows From Investing Activities:
   Capital expenditures                                                              (1,177)             (927)            (774)
   Purchase of net assets of Allied Bond & Collection Agency,
      net of cash acquired                                                             (260)             (253)         (40,348)
   Other                                                                                 42                26               37
                                                                                   --------           -------          -------
Net cash (used by) investing activities                                              (1,395)           (1,154)         (41,085)
                                                                                   --------           -------          -------
Cash Flows From Financing Activities:
   Purchase of treasury stock, at cost                                               (3,344)           (4,229)         (14,789)
   Principal payments on long-term debt                                                (102)              (94)             (95)
   Principal payments on capital lease obligations                                      (99)             (108)             (21)
   Proceeds from borrowing under line of credit facility                                  -                 -           20,000
   Proceeds from exercise of stock options                                                3                 -              158
                                                                                   --------           -------          -------
Net cash (used by) provided by financing activities                                  (3,542)           (4,431)           5,253
                                                                                   --------           -------          -------
Net increase (decrease) in cash and short-term investments                            2,556             3,350          (30,681)
Cash and short-term investments at beginning of year                                 34,179            30,829           61,510
                                                                                   --------           -------          -------
Cash and short-term investments at end of year                                     $ 36,735           $34,179          $30,829
                                                                                   ========           =======          =======
Supplemental disclosures of cash flow information:
   Interest paid                                                                   $  1,308           $   959          $   616
   Income taxes paid                                                                  3,241             1,859            2,042
Supplemental disclosures of noncash investing and financing activities:
   Capitalized equipment lease obligations                                         $      -           $   184          $   325
   Accrued liability for treasury stock purchases                                         -             2,830                -

The accompanying notes are an integral part of the financial statements.

THE UNION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- -----------------------------------------------

FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993
                                                                                 Additional
                                                                      Common        paid-in       Retained       Treasury
(Dollars in thousands)                                                 stock        capital       earnings          stock
                                                                      ------        -------       --------       --------
Balance at June 30, 1992                                              $4,224        $43,081        $35,613       $(14,444)

Net income                                                                 -              -          4,670              -
Proceeds from common stock issued upon exercise of
   stock options (27,500 shares)                                          14            144              -              -
Purchase of treasury stock, at cost (1,053,000 shares)                     -              -              -        (14,789)
                                                                      ------        -------       --------       --------
Balance at June 30, 1993                                               4,238         43,225         40,283        (29,233)

Net income                                                                 -              -          5,547              -
Purchase of treasury stock, at cost (677,000 shares)                       -              -              -         (7,059)
                                                                      ------        -------       --------       --------
Balance at June 30, 1994                                               4,238         43,225         45,830        (36,292)

Net income                                                                 -              -            507              -
Proceeds from common stock issued upon exercise of
   stock option (45,277 shares, net)                                      23            187              -              -
Purchase of treasury stock, at cost (55,200 shares)                        -              -              -           (514)
                                                                      ------        -------       --------       --------
BALANCE AT JUNE 30, 1995                                              $4,261        $43,412        $46,337       $(36,806)
                                                                      ======        =======       ========       ========

The accompanying notes are an integral part of the financial statements.

THE UNION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of The Union Corporation and its subsidiaries (the "Company"). All intercompany transactions and accounts have been eliminated.

REVENUE RECOGNITION:

Revenue is generally recorded upon the performance of services.

CASH AND SHORT-TERM INVESTMENTS:

The Company primarily invests excess cash balances in U.S. government securities and commercial paper with short-term maturities and overnight time deposits. The Company considers its cash and short-term investments with an original maturity or redemption date of three months or less to be cash equivalents.

PROPERTY, BUILDINGS AND EQUIPMENT:

Property, buildings and equipment are stated at cost. The Company uses the straight-line method to provide for depreciation and amortization over the following estimated useful lives of the assets or terms of leases: buildings and leasehold improvements, seven to 30 years; equipment and furniture and fixtures, four to 10 years; computer software, five years.

ACCOUNTING FOR INTANGIBLES:

The net cost of intangible assets of businesses acquired amounting to $49,506,000 and $50,683,000 at June 30, 1995 and 1994, respectively, is being amortized on a straight-line basis over a 40 year period. Such amortization amounted to $1,437,000, $1,432,000 and $1,047,000 during the years ended June 30, 1995, 1994 and 1993, respectively. Certain intangible assets from acquisitions made prior to October 31, 1970, amounting to $920,000, are not being amortized since, in the opinion of management, there has been no diminution in value.

INCOME TAXES:

The Company changed its method of accounting for income taxes in fiscal 1994 to the liability method (See Note 10) whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. In fiscal 1993, the provision for deferred income taxes represents the tax effect of differences between the time transactions are recorded for financial statement purposes and the time they affect taxable income.

PER SHARE DATA:

Income per common share is computed on the basis of the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

2. ACQUISITION OF ALLIED BOND & COLLECTION AGENCY:

In December 1992, the Company completed the acquisition of Allied Bond & Collection Agency ("Allied Bond"), a business engaged in providing collection services on a contingency fee basis throughout the United States, for an initial purchase price of approximately $40,300,000, which includes acquisition related costs. In addition, contingent payments not to exceed approximately $8,300,000 may be payable by the Company based upon Allied Bond attaining certain earnings levels over the five and one-half year period ending June 30, 1998. As of June 30, 1995, $638,000 of such contingent payments have been made. The Company acquired substantially all tangible and intangible assets and properties of Allied Bond, except certain cash, and assumed certain liabilities. The acquisition was financed from existing working capital, a $5,000,000 short-term promissory note issued by the Company, which was repaid by the Company with existing funds in March 1993, and $20,000,000 borrowed under an existing unsecured $25,000,000 two year revolving line of credit furnished by a bank which converts to a three year term loan (See Note 6).

This transaction has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Allied Bond have been included in the Company's consolidated results of operations since the effective date of acquisition. The Company's allocation of the purchase price resulted in goodwill of approximately $36,260,000 to date, which is subject to further adjustments for the contingent payments noted above, and is being amortized over a forty-year period.

The following unaudited pro forma summary of consolidated results of operations gives effect to the acquisition as if it had occurred at the beginning of the period presented.

                                                                      Year ended
(In thousands, except per share amounts)                            June 30,1993
                                                                    ------------
Operating revenues                                                       $92,514
                                                                         =======
Income before income taxes                                               $ 8,511
Provision for income taxes                                                 3,575
                                                                         -------
Net income                                                               $ 4,936
                                                                         =======
Primary and fully diluted
   income per common share                                               $   .75
                                                                         =======

THE UNION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the acquisition been consummated at the beginning of the period presented or of the future results of operations of the combined companies.

3. DISCONTINUED OPERATIONS:

The Company recorded an $8,000,000 loss provision ($5,200,000 net of tax benefit) or $.92 loss per share during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990. This provision was recorded as a result of recent developments regarding previously reported matters involving the Company's former Gichner Systems Group division (the "Division") and environmental matters principally involving a site where an inactive subsidiary of the Company fully performed a settlement with the federal government which has reopened the matter. The net loss provision of $5,200,000 is included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1995.

The $8,000,000 loss provision included an accrual of $3,500,000 for estimated legal and accounting fees and settlement costs which are expected to be incurred as a result of government claims for this matter and the estimated legal costs to defend the Company against the claims asserted by Gichner Systems Group, Inc.. The $8,000,000 loss provision also included $4,000,000 for environmental matters and approximately $500,000 of costs incurred by the Company during the quarter ended March 31, 1995 for the aforementioned Gichner Systems Group division and environmental matters.

GICHNER SYSTEMS GROUP DIVISION:

The Company sold the assets and business of the Division to Gichner Systems Group, Inc. (the "Purchaser") in 1989 and, accordingly, reflected the Division as a discontinued operation in the Company's Statements of Operations. In 1991 the Purchaser informed the Company that false pricing information might have been supplied by former officers of the Division, who were also members of the group that purchased the Division from the Company, in connection with certain government contracts negotiated prior to the sale. After investigation, those of the former officers who were then working for the Purchaser were terminated for cause, and the Company and Purchaser have tendered to the Department of Defense a report of the results of their investigation. In addition to civil proceedings, the government has recently informed the Company that notwithstanding the Company's cooperation with the government in this matter, it will institute proceedings against the Company under the Major Fraud Act as a result of the prior actions of the former officers of the Division. The Company is currently in negotiation to resolve all aspects of this investigation and believes that these matters will be resolved in fiscal 1996. The Purchaser has recently commenced suit against the Company. Although a summons has been served on the Company, the actual claims of the Purchaser will not be known until a complaint is filed with the court and served on the Company. It is presumed that the complaint will allege breach by the Company of provisions of the Purchase Agreement. The Company denies any breach of contract and intends to vigorously defend against any such claims. Management believes that reserves established for these matters are adequate based on current information, however there is no way to be certain that future developments will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments.

Two former officers of the Division filed suit against the Company for retirement benefits which the Company terminated when their alleged misconduct was reported to the Company. All of their claims, and their refiled claims, have been dismissed by the Court. The Company has counterclaimed for damages resulting from the misconduct of the two former officers of the Division.

ENVIRONMENTAL MATTERS:

Current commercial operations of the Company and its subsidiaries do not involve activities affecting the environment. However, the Company is a party in several pending environmental proceedings involving the federal Environmental Protection Agency ("EPA") and comparable state agencies in Indiana, Maryland, Massachusetts, New Jersey, Ohio, Pennsylvania, South Carolina and Virginia. All of these matters relate to discontinued operations of former divisions or subsidiaries for which the Company has potential continuing responsibility.

One group of the Company's known environmental proceedings relates to Superfund or other sites where the Company's liability arises from arranging for the disposal of allegedly hazardous substances in the ordinary course of prior business operations. In most of these "generator" lia-bility cases, the Company's involvement is considered to be de minimus (i.e. a volumetric share of approximately 1% or less) and in each of these cases the Company is only one of many potentially responsible parties. From the information currently available, there are a sufficient number of other economically viable participating parties so that the Company's projected liability, although potentially joint and several, is consistent with its allocable share of liability. At one "generator" liability site, the Company's involvement is potentially more significant because of the volume of waste contributed in past years by an inactive subsidiary. Insufficient information is available regarding the need for or extent and scope of any remedial actions which may be required. The Company has recorded what it believes to be a reasonable estimate of its potential liability, based on current information, for this site.

The second group of matters relates to environmental issues on properties currently or formerly owned or operated by a subsidiary or division of the Company. These cases generally involve matters for which the Company or an inactive subsidiary is the sole or primary responsible party. In one such case, however, although the affected subsidiary fully performed a settlement with the federal government, the government has reopened the matter. A group of financially solvent responsible parties has completed an extensive investigation of the Superfund site under a consent order with the EPA and submitted Remedial Investigation and Feasibility Study Reports (the "Reports") to the EPA, which outline a range of various remedial alternatives for the site. The EPA has issued a proposed plan which is subject to public comment. The Company's environmental counsel retained two environmental consulting firms to review and evaluate the Reports and proposed plan. The findings of these consulting firms indicate that many of the assumptions, purported facts and conclusions contained in the Reports and proposed plan are significantly flawed. Notwithstanding the foregoing and the Company's denial of liability because of the prior settlement with the government, the $8,000,000 loss provision includes a provision of approximately $4,000,000 for environmental matters. The provision for environmental matters includes the estimated legal and consulting costs for this and other sites involving the Company or an inactive subsidiary, the estimated costs to defend the Company's aforementioned settlement with the government, and the estimated remediation costs that the Company will incur, based on current information, if its prior settlement with the government is not upheld in court. However, the Company may be exposed to additional substantial liability for this site as additional information becomes available over the long-term. A better estimate of costs associated with any further remediation to be taken at the site cannot be made until a Record of Decision is issued by the EPA, which is expected to be issued in fiscal 1996. Actual remediation costs cannot be computed until such remedial action is completed. Some of the other sites involving the Company or an inactive subsidiary are at a stage where an assessment of liability, if any, cannot reasonably be made.

It is the Company's policy to comply fully with all laws regulating activities affecting the environment and to meet its obligations in this area. In many "generator" liability cases, reasonable cost estimates are available on which to base reserves on the Company's likely allocated share among viable parties. Where insufficient information is available regarding projected remedial actions for these "generator" liability cases, the Company has recorded what it believes to be reasonable estimates of its potential liabilities. Reserves for liability for sites on which former operations were conducted are based on cost estimates of remedial actions projected for these sites. All known environmental claims are periodically reviewed by the Company, where information is available, to provide reasonable assurance that adequate reserves are maintained. Reserves recorded for environmental liabilities are not net of insurance or other expected recoveries. Other than the aforementioned loss provision that was recorded by the Company during the quarter ended March 31, 1995, no significant expenses related to environmental matters were recorded by the Company during the three years ended June 30, 1995 due to the adequacy of previously recorded reserve balances based on prior available information. Management believes that reserves established to meet known and potential environmental liabilities are adequate based on current information. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments. However, there is no way to be certain that future developments relating to environmental matters will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision.

THE UNION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

4. PROPERTY, BUILDINGS AND EQUIPMENT:

Property, buildings and equipment, at cost, are summarized below:

                                                                 June 30,
                                                         -----------------------
(In thousands)                                             1995             1994
                                                         ------           ------
Land                                                     $1,087          $ 1,087
Buildings and leasehold
   improvements                                           3,897            3,902
Equipment and furniture
   and fixtures                                          12,525           11,872
Computer software                                         3,200            3,200
                                                         ------          -------
Subtotal                                                 20,709           20,061
Less accumulated depreciation                            11,426            9,249
                                                         ------          -------
Net property, buildings and
   equipment                                             $9,283          $10,812
                                                         ======          =======

5. ACCRUED EXPENSES:

Accrued expenses are summarized below:

                                                                 June 30,
                                                       -------------------------
(In thousands)                                            1995              1994
                                                       -------           -------
Compensation and benefits                              $ 4,972           $ 4,659
Accrued collection costs                                 2,764             1,772
Accrued commissions                                      1,407             1,157
Accrued liabilities retained from
   discontinued operations                               6,428               853
Current portion of restructuring
   provision                                               497             1,515
Other                                                    2,679             3,938
                                                       -------           -------
Total                                                  $18,747           $13,894
                                                       =======           =======

6. LONG-TERM DEBT:

                                                                 June 30,
                                                       -------------------------
(In thousands)                                            1995              1994
                                                       -------           -------
Senior debt:
   Collateralized notes at 8.25%                       $   695           $   797
   Capitalized lease obligations                           281               380
Unsecured revolving line of credit                      20,000            20,000
                                                       -------           -------
Total debt                                              20,976            21,177
Less current portion                                       213               204
                                                       -------           -------
Total long-term debt                                   $20,763           $20,973
                                                       =======           =======

In December 1992, the Company borrowed $20,000,000 under an existing $25,000,000 unsecured Revolving Credit Agreement, as amended, (the "Credit Agreement") furnished by a bank. Pursuant to the terms of the Credit Agreement, the Company borrowed the $20,000,000 under a two year revolving line of credit which was scheduled to convert to a three year term loan on December 31, 1994. During fiscal 1995 the bank extended the revolving line of credit until December 31, 1996, at which time the revolving line of credit will convert to a three year term loan.

Under the new terms of the Credit Agreement, the aggregate principal amount outstanding, which is limited to a maximum of $20,000,000, under the revolving line of credit on December 31, 1996 must be repaid by the Company in twelve quarterly installments commencing March 31, 1997 and ending December 31, 1999. Each of the first eleven installments must be in an amount equal to one-twentieth of the outstanding loan balance on December 31, 1996, with the twelfth installment equal to the amount necessary to repay the then unpaid principal amount of the loan. The loans bear interest, at the Company's option, at either the bank's base rate, which is announced by the bank from time to time; or at 3/4% above the bank's Eurodollar rate during both the revolving and term loan periods. The interest rate, which is reset periodically, on the revolving term loan was 7.25% at June 30, 1995.

The maximum amount of letters of credit that the bank will issue under the Credit Agreement is $5,000,000. At June 30, 1995, the Company was contingently liable for outstanding letters of credit aggregating approximately $1,621,000 which reduced the amount available for letters of credit under the Credit Agreement to approximately $3,379,000.

Under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on common stock, is limited to capital expenditures of $8,500,000 per year and is required to meet certain financial tests, all of which were met at June 30, 1995.

The aggregate amount of long-term debt, excluding capitalized leases (See Note
8), which becomes due during each of the next five years ending June 30, is as follows: 1996, $110,000; 1997, $2,120,000; 1998, $4,130,000; 1999, $4,141,000;
2000, $10,153,000.

7. OTHER LIABILITIES:

Other liabilities are summarized below:

                                                                 June 30,
                                                       -------------------------
(In thousands)                                            1995              1994
                                                       -------           -------
Compensation and benefits                              $ 6,439           $ 7,717
Noncurrent liabilities retained
   from discontinued operations                          3,926             1,192
Noncurrent portion of
   restructuring provision                                 241             1,082
Other                                                    1,594             1,300
                                                       -------           -------
Total                                                  $12,200           $11,291
                                                       =======           =======

8. COMMITMENTS AND CONTINGENT LIABILITIES:

LEASES:

The Company leases equipment and facilities with terms ranging from 1 to 8 years with renewal options generally being available.

Property, buildings and equipment includes $509,000, before accumulated depreciation, of fixed assets held under capitalized leases at June 30, 1995. Related accumulated depreciation was $235,000 at June 30, 1995.

Future minimum lease payments under long-term leases as of June 30, 1995 are as follows:

                                                  Capitalized          Operating
                                                       Leases             Leases
                                                     --------        -----------
1996                                                 $121,000        $ 4,327,000
1997                                                  121,000          3,595,000
1998                                                   88,000          2,050,000
1999                                                        -          1,510,000
2000                                                        -          1,297,000
2001 and thereafter                                         -          1,765,000
                                                     --------        -----------
Total minimum
   lease payments                                     330,000        $14,544,000
Amount representing                                                  ===========
   interest                                            49,000
                                                     --------
Present value of minimum
   lease payments                                    $281,000
                                                     ========

Rental expense included in Operating Income amounted to $4,045,000 in 1995, $3,953,000 in 1994 and $3,623,000 in 1993.

Allied Bond leases its main facility from a partnership, of which the general partners are the co-chairmen and co-chief executive officers of Allied Bond, pursuant to a lease agreement that expires in July 2002. The terms of the lease are comparable to those that would have been obtained under arrangements with unrelated third parties. Allied Bond paid approximately $513,000, $489,000 and $273,000 in 1995, 1994 and 1993, respectively, pursuant to such lease.

LITIGATION:

In June 1991, two stockholder class actions were brought, and then consolidated, against the Company, Capital Credit, certain directors and current and former executive officers of the Company, and certain former directors and officers of Capital Credit, seeking damages under the securities laws in connection with the misstatement by the Company of certain quarterly financial statements in fiscal 1990 and 1991. The Company and the individual defendants denied any and all wrongdoing or liability and vigorously defended the action. In order to end the substantial expense and distraction of continued litigation, the Company settled the action, which settlement has been approved by the court. All claims against the Company and the other defendants have been dismissed with prejudice. The Company and its insurer each paid one-half of the $1,500,000 settlement amount in March 1995. That portion of the settlement amount which was not covered by insurance was charged against existing reserves, all of which had been recorded in prior fiscal years.

In a lawsuit brought in 1993 by three individuals engaged by Transworld Systems as independent contractors, in which it was alleged that Transworld Systems has improperly treated the plaintiffs as independent contractors rather than employees, all of the asserted claims have been dismissed by the Court with prejudice.

Some of the same persons and others have also brought suit against Transworld Systems and certain of its directors and officers, alleging breach of contract and mental distress as a result of Transworld Systems' failure to supply plaintiffs with copies of a monthly publication distributed by Transworld Systems. One person has also brought suit alleging wrongful termination. The claims in this action against Transworld Systems have been reviewed by counsel and, based on their assessment, management has concluded that the claims are without merit.

In addition, the Company and certain subsidiaries are also parties to a number of lawsuits arising in the ordinary course of business.

Based on current estimates and information, the Company does not believe that the ultimate resolution of the above matters will have a material adverse impact on the Company's overall financial condition or future results of operations.

OTHER:

The Company is a party in various lawsuits and administrative proceedings involving its former Gichner Systems Group division. The Company is also a party in several pending environmental proceedings involving the federal Environmental Protection Agency and comparable agencies in various states. All of these environmental matters relate to discontinued operations of former divisions or subsidiaries for which the Company has potential continuing responsibility. See
Note 3 of Notes to Consolidated Financial Statements for additional information regarding these matters.

THE UNION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


9. STOCK OPTION PLANS:

At June 30, 1995, 1,140,418 shares of the Company's common stock were reserved for issuance to officers, key employees and directors under various stock option plans as summarized below:

                                                                       Number of shares
                                         --------------------------------------------------------------------------------
                                              1994                               1973                1991
                                         Incentive             1984      Nonqualified        Non-Employee             Not
                                             Stock     Stock Option      Stock Option    Directors' Stock       under any
                                              Plan             Plan              Plan         Option Plan     option plan
                                         ---------        ---------         ---------         -----------       ---------
Under option (1)                            30,000          496,857            64,561              42,000          30,000
Available for future grants (2)            470,000                -                 -               7,000               -
Exercised to date                                -          437,873           217,049                   -          96,000
Surrendered to date for SARs                     -                -            58,389                   -               -
Expired                                          -          310,270            10,001                   -          18,500
                                          --------        ---------         ---------             -------         -------
Authorized shares                          500,000        1,245,000           350,000              49,000         144,500
                                          ========        =========         =========             =======         =======
Total reserved (1) + (2)                   500,000          496,857            64,561              49,000          30,000
                                          ========        =========         =========             =======         =======

The 1994 Incentive Stock Plan ("1994 Plan"), which was adopted by the Board of Directors in August 1994 and approved by the shareholders at the Annual Meeting in November 1994, provides for the issuance of options and other securities to purchase, in the aggregate, up to 500,000 shares of the Company's common stock to employees of the Company or its subsidiaries. The 1991 Non-Employee Directors' Stock Option Plan ("Directors' Plan") provides for the issuance of options to purchase up to an aggregate of 49,000 shares of the Company's common stock to Non-Employee Directors. Under the Directors' Plan, each director who has served in such capacity for at least one full year automatically receives an option to purchase 3,500 shares of common stock on November 19th of each year, until the director receives 10,500 shares. Options granted under the 1994 Plan and the Directors' Plan are granted at an exercise price equal to the fair market value of the stock on the date of such grant and generally expire approximately ten years after the date of grant. The Directors' Plan expires December 31, 1995 and the 1994 Plan expires August 24, 2004.

Options under the 1984 Stock Option Plan ("1984 Plan") and the 1973 Nonqualified Stock Option Plan ("1973 Plan") were granted through the date that the plan expired at such prices and upon such terms as the Stock Option Committee of the Board of Directors fixed as to each optionee. Options granted under the 1984 Plan and the 1973 Plan generally expire approximately ten years after the date of grant. The 1973 Plan expired on December 31, 1987 and the 1984 Plan expired on September 17, 1994. The nonqualified options (not under any option plan) are presently exercisable and expire ten years after date of grant through 1997.

At June 30, 1995, options for 420,338 shares were exercisable. At June 30, 1994, there were 253,685 shares available for future grants. Under the 1994 Plan, options which are forfeited without exercise are available for future grant through the date the plan expires.

Additional information with respect to shares under option for the three years ended June 30, 1995 follows:

                                                     Option price     Number of
                                                        per share        shares
                                         ------------------------     ---------
Outstanding at June 30,1992              $ 4.620    to    $23.625       550,103
Granted                                   12.313    to     14.813       128,000
Forfeited                                 19.250    to     22.690       (20,000)
                                         ------------------------     ---------
Outstanding at June 30, 1993             $ 4.620    to    $23.625       658,103
Granted                                   10.375    to     12.500       117,000
Forfeited                                 12.000    to     18.875        (9,100)
                                         ------------------------     ---------
Outstanding at June 30, 1994             $ 4.620    to    $23.625       766,003
Granted                                   11.875    to     14.625       101,583
Exercised                                          4.62                 (69,000)
Exchanged                                 14.125    to     23.625      (124,168)
Forfeited                                         11.875                (11,000)
                                         ------------------------     ---------
OUTSTANDING AT JUNE 30, 1995             $ 7.375    TO    $22.875       663,418
                                         ========================     =========

On August 25, 1994, the Board of Directors approved a plan which offered all optionees under the 1984 Stock Option Plan, other than members of the Executive Management Group of the Company, the opportunity to voluntarily exchange all of their unexercised options granted during calendar 1990, 1991 and 1992 for a new option to purchase one-half of the number of shares subject to the above unexercised options at the exercise price of $11.875 per share, the current market value on August 25, 1994. Under the plan, options covering 124,168 shares that were exercisable at prices ranging from $14.125 to $23.625 per share were exchanged for options to purchase 62,083 shares at the lower price.

The chief executive officer of a subsidiary who is also a Director and Officer of the Company was awarded options to purchase 30,000 shares in each fiscal year ended June 30, 1992, 1993 and 1994 at exercise prices of $22.44, $14.125 and $12.00 per share, respectively. The options awarded to such grantee under all three awards are exercisable for a period commencing six months after the respective dates of grant and ending four years from the respective dates of grant, provided that such options shall not be exercisable if the market value of the Company's common stock is not equal to or greater than 150% of the respective exercise prices. The option to purchase 30,000 shares at $22.44 per share expires on September 15, 1995.

During fiscal 1995, an option was exercised to purchase 69,000 shares of common stock of the Company and the optionee elected to pay for these shares by surrendering 23,723 shares of common stock of the Company, previously owned by the optionee, that had a fair market value on the date of exercise equal to the exercise price. The tax benefit that the Company will realize as a result of the exercise of this stock option is included in "Additional paid-in capital" in the Consolidated Balance Sheet at June 30, 1995.

The 1994, 1984 and 1973 plans provide for the grant of stock appreciation rights ("SARs") at the discretion of the Stock Option Committee of the Board of Directors.

At June 30, 1995, 1994 and 1993, there were 131,000 options with related SARs outstanding which were exercisable at $10.75 per share. The holder of these SARs may elect to surrender an unexercised option, or any portion thereof, and receive in exchange from the Company a number of shares having an aggregate market value equal to 75% of the difference between the option price and the market value of such shares to the extent such appreciation equals or is less than $5.00 per share, and 90% of such appreciation over $5.00 per share. The Company, at the sole discretion of the Stock Option Committee, has the option of settling its obligations arising out of the exercise of SARs in stock, cash or a combination thereof.

During fiscal 1993, 27,500 options that were originally issued to an investor group in December 1983 at an exercise price of $5.75 were exercised. The investor group had previously transferred these options to various individuals including an option to acquire 12,500 shares to a Director who currently is also Chairman and an option to acquire 5,000 shares to a Director of the Company.

10. INCOME TAXES:

The Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes", effective July 1, 1993. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

As permitted by SFAS 109, the Company has elected not to restate the financial statements of any prior years. Although the change in accounting for income taxes did not have a material effect on "Income before cumulative effect of change in accounting for income taxes" for the year ended June 30, 1994, the cumulative effect of the change increased net income by $1,068,000, or $.17 per share.

The provision for income taxes on continuing operations is comprised of the following:

                                                       Year ended June 30,
                                                -------------------------------
(In thousands)                                    1995        1994         1993
                                                ------      ------       ------
Current:
   Federal                                      $1,936      $  971       $1,127
   State                                         1,122         695          808
                                                ------      ------       ------
Total current                                    3,058       1,666        1,935
                                                ------      ------       ------
Deferred:
   Federal                                       1,244       1,329        1,387
   State                                            90         143           23
                                                ------      ------       ------
Total deferred                                   1,334       1,472        1,410
                                                ------      ------       ------
Total income taxes                              $4,392      $3,138       $3,345
                                                ======      ======       ======

THE UNION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

As described in Note 3, the Company recorded a deferred tax benefit of $2,800,000 in fiscal 1995 as a result of the loss provision recorded for discontinued operations.

The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                 June 30,
                                                          ---------------------
(In thousands)                                              1995           1994
                                                          ------         ------
Deferred Tax Assets:
   Compensation and benefits                              $3,479         $3,551
   Restructuring provision                                 1,322          2,104
   Accrued liabilities retained from
      discontinued operations                              4,010            879
   Net state operating loss
      carryforwards                                          886            765
   Other                                                     374            428
                                                          ------         ------
Total deferred tax assets                                 10,071          7,727
   Valuation allowance for
      deferred tax assets                                 (2,095)        (1,897)
                                                          ------         ------
Deferred tax assets, net
   of valuation allowance                                  7,976          5,830
                                                          ------         ------
Deferred Tax Liabilities:
   Tax goodwill amortization in
      excess of book amortization                         (1,726)        (1,071)
   Tax depreciation in excess
      of book depreciation                                  (767)          (742)
                                                          ------         ------
Total deferred tax liabilities                            (2,493)        (1,813)
                                                          ------         ------
Net deferred tax assets                                   $5,483         $4,017
                                                          ======         ======

The valuation allowance for deferred tax assets relates to the state deferred tax assets, including the net state operating loss carryforwards, as management currently believes that the realization of the state deferred tax assets do not meet the "more likely than not" criteria outlined in SFAS 109.

Net current federal deferred tax assets of $2,890,000 and $1,200,000 are included in "Prepaid expenses and other current assets" in the Consolidated Balance Sheets at June 30, 1995 and 1994, respectively. Also, a net non-current state deferred tax liability of $233,000 is included in "Other liabilities" in the Consolidated Balance Sheet at June 30, 1995 and a net current state deferred tax liability of $143,000 is included in "Income taxes payable" in the Consolidated Balance Sheet at June 30, 1994.

The significant components of the net deferred tax provision on continuing operations for 1993 were as follows:

                                                                     Year ended
(In thousands)                                                     June 30,1993
                                                                   ------------
Restructuring charge                                                     $1,003
Deferred compensation                                                      (116)
Accruals relating to discontinued operations                                508
Other                                                                        15
                                                                         ------
Total                                                                    $1,410
                                                                         ======

A reconciliation of the provision for income taxes on continuing operations computed at the U.S. federal statutory income tax rate, 34%, to the tax provision as reported for 1995, 1994 and 1993 is as follows:

                                                     Year ended June 30,
                                            -----------------------------------
(In thousands)                                1995           1994          1993
                                            ------         ------        ------
Provision computed
at U.S. federal
   statutory income
   tax rate                                 $3,434         $2,590        $2,725
Increases (reductions)
   in taxes resulting from:
State income taxes,
   net of federal income
   tax benefit                                 800            553           548
Amortization of
   intangibles                                 182            182           356
Tax benefit resulting
   from change in tax
   law allowing a
   retroactive deduction
   for the amortization
   of certain goodwill                           -           (174)            -
Tax exempt interest
   income                                        -            (14)         (214)
Other                                          (24)             1           (70)
                                            ------         ------        ------
Total                                       $4,392         $3,138        $3,345
                                            ======         ======        ======

During fiscal 1994, the Omnibus Budget Reconciliation Act of 1993 (the "Act") was passed which, among other changes, allows a tax deduction for the amortization of certain goodwill acquired subsequent to July 1991. As a result, a tax benefit of $174,000 was recorded in fiscal 1994 resulting from the fiscal 1993 amortization of goodwill from the acquisition of Allied Bond (See Note 2) that became deductible due to the tax law change.

11. RETIREMENT PLANS:

The Company's Transworld Systems subsidiary terminated its defined benefit pension plan effective October 31, 1993. Benefits under the plan were frozen as of October 31, 1993 and no new participants could enter the plan. The plan's assets, which aggregated approximately $2,000,000 on June 30, 1994 and approximated the amount of the accumulated benefit obligation, were distributed to all plan participants during the year ended June 30, 1995, after the receipt of a favorable determination by the Internal Revenue Service related to the plan termination. The net pension cost related to the plan during the years ended June 30, 1994 and 1993 was approximately $300,000 and $199,000, respectively. As a result of the termination of the plan, the accumulated benefit obligation increased in 1994 primarily due to a required change in the discount rate to 4.5% in 1994 from 7% in 1993. The effect of the termination on the Company's results was not significant.

The Company also has trusteed defined contribution plans covering substantially all of its employees. The contributions to these plans generally represent a percentage of employee salary. The costs of the plans, which are funded currently, amounted to $494,000, $357,000, and $306,000 in the years ended June 30, 1995, 1994 and 1993, respectively.

Certain officers, directors and key employees of the Company have agreements which provide for deferred compensation after termination of active employment. The Company accrues the estimated total deferred compensation under each agreement over the expected period of active employment. Deferred compensation expense during the years ended June 30, 1995, 1994 and 1993 was $723,000, $655,000 and $340,000, respectively.

12. RIGHTS AGREEMENT:

During fiscal 1988, the Board of Directors of the Company (the "Board") declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of the common stock of the Company. The Rights expire at the close of business on December 31, 1998, unless earlier redeemed by the Company. Each Right entitles the registered holder to purchase one-half of one share of common stock, at the exercise price as declared by the Board, subject to adjustment. The exercise price is currently $30 per whole share. The Rights will not be exercisable until the Distribution Date, which will occur when a person (other than a certain former shareholder or any shareholder who has filed a Schedule 13G pursuant to Regulation 13d-1(b) or 13d-2(b) and remains eligible to do so) becomes and remains the beneficial owner of 15% or more of the Company's outstanding common stock or announces an offer which would result in such person acquiring 30% or more of the Company's common stock.

After the Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date. After the Rights become exercisable, if the Company is a party to certain merger or business combination transactions or transfers 50% or more of its assets or earnings power, or if the acquiring person engages in certain self-dealing transactions, each holder of a Right will receive, upon exercise of each Right, that number of shares of common stock, of either the Company or the acquiring company, having a market value equal to two times the Exercise Price of the Right.

Pursuant to certain provisions of the Rights Agreement, the Company may redeem the Rights in whole and the Board of Directors may amend the Rights Agreement.

13. TREASURY STOCK:

During fiscal 1995 the Company purchased, with available funds, 55,200 shares of the Company's common stock for approximately $514,000. During fiscal 1994 the Company purchased, with available funds, 677,000 shares of the Company's common stock for $7,059,000. All purchases were under share repurchase authorizations previously announced.

THE UNION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

14. QUARTERLY DATA (UNAUDITED):

(In thousands, except per share amounts)

                                                                     FIRST          SECOND           THIRD           FOURTH
1995                                                               QUARTER         QUARTER         QUARTER          QUARTER
- ----                                                               -------         -------         -------          -------
Operating revenues                                                 $23,369         $23,917         $24,240          $26,123
Operating income                                                     1,740           2,300           2,478            3,789
Income from continuing operations before
   income taxes                                                      1,666           2,231           2,453            3,749
Provision for income taxes                                             716             960           1,055            1,661
Income from continuing operations                                      950           1,271           1,398            2,088
Discontinued operations loss provision
   (net of tax benefit of $2,800)                                        -               -          (5,200)               -
Net income                                                             950           1,271          (3,802)           2,088
Primary income per common share:
   Income from continuing operations                                   .17             .22             .25              .37
   Discontinued operations loss provision                                -               -            (.92)               -
   Net income                                                          .17             .22            (.67)             .37
Fully diluted income per common share:
   Income from continuing operations                                   .17             .22             .25              .36
   Discontinued loss provision                                           -               -            (.92)               -
   Net income                                                          .17             .22            (.67)             .36


                                                                     First          Second           Third           Fourth
1994                                                               quarter         quarter         quarter          quarter
- ----                                                               -------         -------         -------          -------
Operating revenues                                                 $22,956         $21,760         $23,028          $24,365
Operating income                                                     1,463           1,502           2,252            2,725
Income before income taxes and cumulative effect of
   change in accounting for income taxes                             1,384           1,426           2,164            2,643
Provision for income taxes                                             570             588             891            1,089
Income before cumulative effect of
   change in accounting for income taxes                               814             838           1,273            1,554
Cumulative effect of change in accounting
   for income taxes                                                  1,068               -               -                -
Net income                                                           1,882             838           1,273            1,554
Primary and fully diluted income per common share:
   Income before cumulative effect of
      change in accounting for income taxes                            .13             .13             .20              .26
   Cumulative effect of change in accounting
      for income taxes                                                 .17               -               -                -
   Net income                                                          .30             .13             .20              .26

THE UNION CORPORATION AND SUBSIDIARIES

MANAGEMENT'S REPORT AND
REPORT OF INDEPENDENT AUDITORS
- ------------------------------

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the data included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management judgment.

Established accounting procedures and related systems of internal control are designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorizations and are recorded properly in the books and records. The accounting and control systems are continually reviewed.

The Audit Committee, composed of four members of the Board of Directors who are not employees of the Company, meets regularly with representatives of management, the independent auditors and the internal auditor to monitor the functioning of the accounting and control systems, to determine the scope of the annual audit by the independent auditors, and to review the results of the independent and internal auditing activities. The Audit Committee recommends independent auditors for appointment by the Board. The independent auditors and internal auditor have direct access to the Audit Committee.

The independent auditors conduct an objective, independent audit of the financial statements. Their report appears at the right.

NICHOLAS P. GILL

Nicholas P. Gill
Vice President,
Chief Financial Officer



REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Union Corporation

We have audited the accompanying consolidated balance sheets of The Union Corporation and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Union Corporation and subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

As described in Note 10 to the consolidated financial statements, during the year ended June 30, 1994 the Company changed its method of accounting for income taxes.

                                                               ERNST & YOUNG LLP

New York, New York
September 22, 1995

THE UNION CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ---------------------------------------------
(Years referred to are Fiscal Years)

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remained strong and liquid at June 30, 1995 with cash and short-term investments totaling $36,735,000, working capital of $25,332,000 and net worth of $57,204,000. During the twelve months ended June 30, 1995 the net cash provided by operating activities was $7,493,000, compared to $8,935,000 a year ago. This decrease was principally attributable to an increase in accounts receivable, principally due to the increase in revenues, and a decrease in other liabilities (excluding the effect of the increase of approximately $3,000,000 recorded in other liabilities for discontinued operations), partially offset by the increase in "Income from continuing operations" and an increase in accounts payable and accrued expenses. The aggregate cash disbursements related to discontinued operations of the Company were essentially unchanged in 1995 compared to a year ago.

During fiscal 1995 the Company purchased, with available funds, 55,200 shares of the Company's common stock for approximately $514,000. The Company also paid $2,830,000 in July 1994 for 290,600 shares of its common stock that were purchased in June 1994. All purchases were under share repurchase authorizations previously announced. As of September 15, 1995, the Company held approximately 2,941,000 shares of its common stock at an aggregate cost of $36,806,000. Future purchases, if any, by the Company of its common stock will be funded with available funds.

Capital expenditures, excluding capital lease obligations, were $1,177,000 in fiscal 1995 compared to $927,000 in fiscal 1994. The fiscal 1995 capital expenditures principally represent costs related to the purchase of computer, telecommunications and office equipment by Transworld Systems, Allied Bond and Capital Credit. The Company anticipates that capital expenditures of approximately $1,500,000 will be made during fiscal 1996.

The Company has been recently advised that it has been selected to provide a major corporation with customer services and pre-chargeoff collections on an outsourcing basis. The size and term of the contract are presently being discussed.

In December 1992, the Company completed the acquisition of Allied Bond for an initial purchase price of approximately $40,300,000. In addition, contingent payments not to exceed approximately $8,300,000 may be payable by the Company based upon Allied Bond attaining certain earnings levels over the five and one-half year period ending June 30, 1998. As of June 30, 1995, $638,000 of such contingent payments have been made. The acquisition was financed from existing working capital, a $5,000,000 short-term promissory note issued by the Company, which was repaid by the Company with existing funds in March 1993, and $20,000,000 borrowed under an existing unsecured $25,000,000 two year revolving line of credit furnished by a bank which was scheduled to convert to a three year term loan on December 31, 1994 (the "Credit Agreement"). During fiscal 1995 the bank extended the revolving line of credit until December 31, 1996, at which time the revolving line of credit will convert to a three year term loan.

Under the new terms of the Credit Agreement, the aggregate principal amount outstanding, which is limited to a maximum of $20,000,000, under the revolving line of credit on December 31, 1996 must be repaid by the Company in twelve quarterly installments commencing March 31, 1997 and ending December 31, 1999. Each of the first eleven installments must be in an amount equal to one-twentieth of the outstanding loan balance on December 31, 1996, with the twelfth installment equal to the amount necessary to repay the then unpaid principal amount of the loan. The maximum amount of letters of credit that the bank will issue under the Credit Agreement is $5,000,000. At June 30, 1995, the Company was contingently liable for outstanding letters of credit aggregating approximately $1,621,000 which reduced the amount available for letters of credit under the Credit Agreement to approximately $3,379,000.

Pursuant to a March 1995 amendment (the "Amendment") to the Company's employment agreement with the Chairman of the Company (the "Employment Agreement"), an amount equal to the discounted net present value of the deferred compensation payable to the Chairman under the Employment Agreement will be paid to the Chairman at the time of his retirement. The discounted net present value of the deferred compensation at June 30, 1995 was approximately $3,000,000, which amount is included in "Other liabilities" in the Consolidated Balance Sheets. The Amendment also extends the term of the Chairman's employment to December 31, 1997 and provides for the Company to deposit into a trust, at the time of the Chairman's retirement, an amount equal to the discounted net present value of the aggregate consulting fees to be paid by the Company to the Chairman for consulting services to be rendered by the Chairman for a period of up to ten years following his retirement, previously such consulting services were to be rendered by the Chairman for the remainder of his life. The discounted net present value of the aggregate consulting fees was approximately $2,000,000 at June 30, 1995, which will be expensed as the services are rendered.

The employment agreement dated July 1, 1995 with the chairman of a subsidiary of the Company provides for the subsidiary to deposit into a trust the aggregate amount of the deferred bonuses, and related interest, earned by the chairman, which amount was approximately $1,500,000 at June 30, 1995.

The Company recorded an $8,000,000 loss provision ($5,200,000 net of tax benefit) or $.92 loss per share during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990. This provision was recorded as a result of recent developments regarding previously reported matters involving the Company's former Gichner Systems Group division (the "Division") and environmental matters principally involving a site where an inactive subsidiary of the Company fully performed a settlement with the federal government which has reopened the matter. The net loss provision of $5,200,000 is included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1995.

The $8,000,000 loss provision included an accrual of $3,500,000 for estimated legal and accounting fees and settlement costs which are expected to be incurred as a result of government claims for this matter and the estimated legal costs to defend the Company against the claims asserted by Gichner Systems Group, Inc.. The $8,000,000 loss provision also included $4,000,000 for environmental matters and approximately $500,000 of costs incurred by the Company during the quarter ended March 31, 1995 for the aforementioned Gichner Systems Group division and environmental matters.

The Company sold the assets and business of the Division to Gichner Systems Group, Inc. (the "Purchaser") in 1989 and, accordingly, reflected the Division as a discontinued operation in the Company's Statements of Operations. In 1991 the Purchaser informed the Company that false pricing information might have been supplied by former officers of the Division, who were also members of the group that purchased the Division from the Company, in connection with certain government contracts negotiated prior to the sale. After investigation, those of the former officers who were then working for the Purchaser were terminated for cause, and the Company and Purchaser have tendered to the Department of Defense a report of the results of their investigation. In addition to civil proceedings, the government has recently informed the Company that notwithstanding the Company's cooperation with the government in this matter, it will institute proceedings against the Company under the Major Fraud Act as a result of the prior actions of the former officers of the Division. The Company is currently in negotiation to resolve all aspects of this investigation and believes that these matters will be resolved in fiscal 1996. The Purchaser has recently commenced suit against the Company. Although a summons has been served on the Company, the actual claims of the Purchaser will not be known until a complaint is filed with the court and served on the Company. It is presumed that the complaint will allege breach by the Company of provisions of the Purchase Agreement. The Company denies any breach of contract and intends to vigorously defend against any such claims. Management believes that reserves established for these matters are adequate based on current information, however there is no way to be certain that future developments will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments.

Two former officers of the Division filed suit against the Company for retirement benefits which the Company terminated when their alleged misconduct was reported to the Company. All of their claims, and their refiled claims, have been dismissed by the Court. The Company has counterclaimed for damages resulting from the misconduct of the two former officers of the Division.

Current commercial operations of the Company and its subsidiaries do not involve activities affecting the environment. However, the Company is a party in several pending environmental proceedings involving the federal Environmental Protection Agency ("EPA") and comparable state agencies in Indiana, Maryland, Massachusetts, New Jersey, Ohio, Pennsylvania, South Carolina and Virginia. All of these matters relate to discontinued operations of former divisions or subsidiaries for which the Company has potential continuing responsibility.

One group of the Company's known environmental proceedings relates to Superfund or other sites where the Company's liability arises from arranging for the disposal of allegedly hazardous substances in the ordinary course of prior business operations. In most of these "generator" liability cases, the Company's involvement is considered to be de minimus (i.e. a volumetric share of approximately 1% or less) and in each of these cases the Company is only one of many potentially responsible parties. From the information currently available, there are a sufficient number of other economically viable participating parties so that the Company's projected liability, although potentially joint and several, is consistent with its allocable share of liability. At one "generator" liability site, the Company's involvement is potentially more significant because of the volume of waste contributed in past years by an inactive subsidiary. Insufficient information is available regarding the need for or extent and scope of any remedial actions which may be required. The Company has recorded what it believes to be a reasonable estimate of its potential liability, based on current information, for this site.

The second group of matters relates to environmental issues on properties currently or formerly owned or operated by a subsidiary or division of the Company. These cases generally involve matters for which the Company or an inactive subsidiary is the sole or primary responsible party. In one such case, however, although the affected subsidiary fully performed a settlement with the federal government, the government has reopened the matter. A group of financially solvent responsible parties has completed an extensive investigation of the Superfund site under a consent order with the EPA and submitted Remedial Investigation and Feasibility Study Reports (the "Reports") to the EPA, which outline a range of various remedial alternatives for the site. The EPA has issued a proposed plan which is subject to public comment. The Company's environmental counsel retained two environmental consulting firms to review and evaluate the Reports and proposed plan. The findings of these consulting firms indicate that many of the assumptions, purported facts and conclusions contained in the Reports and proposed plan are significantly flawed. Notwithstanding the foregoing and the Company's denial of liability because of the prior settlement with the government, the $8,000,000 loss provision includes a provision of approximately $4,000,000 for environmental matters. The provision for environmental matters includes the estimated legal and consulting costs for this and other sites involving the Company or an inactive subsidiary, the estimated costs to defend the Company's aforementioned settlement with the government, and the estimated remediation costs that the Company will incur, based on current information, if its prior settlement with the government is not upheld in court. However, the Company may be exposed to additional substantial liability for this site as additional information becomes available over the long-term. A better estimate of costs associated with any further remediation to be taken at the site cannot be made until a Record of Decision is issued by the EPA, which is expected to be issued in fiscal 1996. Actual remediation costs cannot be computed until such remedial action is completed. Some of the other sites involving the Company or an inactive subsidiary are at a stage where an assessment of liability, if any, cannot reasonably be made.

It is the Company's policy to comply fully with all laws regulating activities affecting the environment and to meet its obligations in this area. In many "generator" liability cases, reasonable cost estimates are available on which to base reserves on the Company's likely allocated share among viable parties. Where insufficient information is available regarding projected remedial actions for these "generator" liability cases, the Company has recorded what it believes to be reasonable estimates of its potential liabilities. Reserves for liability for sites on which former operations were conducted are based on cost estimates of remedial actions projected for these sites. All known environmental claims are periodically reviewed by the Company, where information is available, to provide reasonable assurance that adequate reserves are maintained. Reserves recorded for environmental liabilities are not net of insurance or other expected recoveries. Other than the aforementioned loss provision that was recorded by the Company during the quarter ended March 31, 1995, no significant expenses related to environmental matters were recorded by the Company during the three years ended June 30, 1995 due to the adequacy of previously recorded reserve balances based on prior available information. Management believes that reserves established to meet known and potential environmental liabilities are adequate based on current information. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments. However, there is no way to be certain that future developments relating to environmental matters will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision.

In June 1991, two stockholder class actions were brought, and then consolidated, against the Company, Capital

Credit, certain directors and current and former executive officers of the Company, and certain former directors and officers of Capital Credit, seeking damages under the securities laws in connection with the misstatement by the Company of certain quarterly financial statements in fiscal 1990 and 1991. The Company and the individual defendants denied any and all wrongdoing or liability and vigorously defended the action. In order to end the substantial expense and distraction of continued litigation, the Company settled the action, which settlement has been approved by the court. All claims against the Company and the other defendants have been dismissed with prejudice. The Company and its insurer each paid one-half of the $1,500,000 settlement amount in March 1995. That portion of the settlement amount which was not covered by insurance was charged against existing reserves, all of which had been recorded in prior fiscal years.

In a lawsuit brought in 1993 by three individuals engaged by Transworld Systems as independent contractors, in which it was alleged that Transworld Systems has improperly treated the plaintiffs as independent contractors rather than employees, all of the asserted claims have been dismissed by the Court with prejudice.

Some of the same persons and others have also brought suit against Transworld Systems and certain of its directors and officers, alleging breach of contract and mental distress as a result of Transworld Systems' failure to supply plaintiffs with copies of a monthly publication distributed by Transworld Systems. One person has also brought suit alleging wrongful termination. The claims in this action against Transworld Systems have been reviewed by counsel and, based upon their assessment, management has concluded that the claims are without merit.

Management believes that current cash and short-term investments and its future cash flows from operations are sufficient to provide for anticipated working capital, debt service and capital expenditure requirements.

RESULTS OF OPERATIONS
1995 COMPARED TO 1994

OPERATING REVENUES

Operating revenues increased to $97,649,000 in 1995 compared with $92,109,000 in 1994. Revenues at Transworld Systems were $57,144,000 in 1995 compared with $53,583,000 in 1994. Revenues at Allied Bond increased by 7% during fiscal 1995 compared to a year ago, while revenues at Capital Credit were essentially unchanged in fiscal 1995 compared with 1994.

OPERATING INCOME

Operating income increased to $10,307,000 in 1995 compared with $7,942,000 in 1994 due to increases at Transworld Systems, Allied Bond and Capital Credit, partially offset by increased deferred compensation expenses at the Corporate office. Transworld Systems reported a 10% increase in operating income to $13,057,000, before amortization of goodwill, compared with $11,885,000 a year ago and an operating margin of 22% after amortization of goodwill. Allied Bond reported a 22% increase in operating income, compared with a year ago, before amortization of goodwill and depreciation expense related to its acquisition, and Capital Credit operated profitably in fiscal 1995. Capital Credit's operating income improved by more than $1,000,000 in fiscal 1995 when compared to its operating loss of approximately $200,000 a year ago. Corporate office expenses in 1995 include legal fees of approximately $700,000 related to discontinued operations of the Company. These legal fees were expensed prior to the third quarter of fiscal 1995, at which time the Company recorded the $8,000,000 pretax loss provision for discontinued operations. Corporate office expenses included approximately $800,000 of legal fees in fiscal 1994 related to discontinued operations.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense increased $402,000 to $1,450,000 in 1995 from $1,048,000 in 1994 due to increases in the interest rates charged for borrowings under the Credit Agreement.

Interest income increased $519,000 to $1,242,000 in 1995 from $723,000 in 1994 due to higher average short-term interest rates. During the year ended June 30, 1995, the Company primarily invested its excess cash balances in commercial paper and U.S. government securities, both with short-term maturities, and overnight time deposits. During the year ended June 30, 1994, the Company primarily invested its excess cash balances in U.S. government securities with short-term maturities and overnight time deposits.

INCOME TAXES

The Company's effective income tax rate for continuing operations was 43% in 1995 compared to 41% in 1994. The Company adopted SFAS 109, "Accounting for Income Taxes", effective July 1, 1993. Although the change in accounting for income taxes did not have a material effect on "Income before cumulative effect of change in accounting for income taxes" for the year ended June 30, 1994, the cumulative effect of the change increased net income by $1,068,000, or $.17 per share. See Notes 1 and 10 of

Notes to Consolidated Financial Statements for an additional description of income taxes.

DISCONTINUED OPERATIONS LOSS PROVISION

The Company recorded an $8,000,000 loss provision ($5,200,000 net of tax benefit) or $.92 loss per share during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990. This provision was recorded as a result of recent developments regarding previously reported matters involving the Company's former Gichner Systems Group division and environmental matters principally involving a site where an inactive subsidiary of the Company fully performed a settlement with the federal government which has reopened the matter. The net loss provision of $5,200,000 is included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1995.

RESULTS OF OPERATIONS
1994 COMPARED TO 1993

OPERATING REVENUES

Operating revenues were $92,109,000 in 1994 compared to operating revenues of $80,499,000 in 1993. The increase was primarily the result of the inclusion of revenues from Allied Bond, which was acquired in December 1992, and to a lesser extent an increase in revenues at Capital Credit. Revenues at Transworld Systems were $53,583,000 in 1994 compared with $54,935,000 in 1993, while revenues at Capital Credit increased approximately 20% compared to 1993. Transworld Systems' revenues in southern California, which is a major market for the company, were essentially unchanged from a year ago, and although revenues in that market have not recovered to the level of previous years they appear to have stabilized recently.

OPERATING INCOME

Operating income was $7,942,000 in 1994 compared to $7,628,000 in 1993. The increase was primarily the result of the improved results at Capital Credit and the inclusion of Allied Bond, which was acquired in December 1992, partially offset by increased Corporate office expenses and a modest decrease in operating income at Transworld Systems. Transworld Systems reported operating income of $11,885,000, before amortization of goodwill, compared to $12,218,000 a year ago. Capital Credit's operating results improved by approximately $1,600,000, resulting in an operating loss of approximately $200,000 in 1994 compared to an operating loss of approximately $1,800,000 in 1993. The increase in Corporate office expenses primarily resulted from approximately $800,000 of legal fees related to discontinued operations of the Company and to a lesser extent increased compensation expense. The Company anticipates that it will record additional legal fees related to discontinued operations in fiscal 1995. In prior years such legal fees were charged against reserves established for the discontinued operations of the Company.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense increased $361,000 to $1,048,000 in 1994 from $687,000 in 1993 principally due to the borrowings under the Credit Agreement.

Interest income decreased to $723,000 in 1994 from $1,074,000 in 1993. The decrease is principally due to lower average short-term investment balances that primarily resulted from expenditures for the purchase of treasury stock and the acquisition of Allied Bond. During the year ended June 30, 1994 and the six month period ended June 30, 1993, the Company primarily invested in U.S. government securities with short-term maturities and overnight time deposits. During the six month period ended December 31, 1992, the Company primarily invested in tax free revenue bonds, which were subject to short-term redemption features and were secured by irrevocable letters of credit issued by various banks.

INCOME TAXES

The Company's effective income tax rate was 41% in 1994 compared to 42% in 1993. As discussed in Note 10, the Company adopted SFAS 109, "Accounting for Income Taxes", effective July 1, 1993. Although the adoption of SFAS 109 did not have a material effect on "Income before cumulative effect of change in accounting for income taxes" for the year ended June 30, 1994, the cumulative effect of the change increased net income by $1,068,000, or $.17 per share. In August 1993, the Omnibus Budget Reconciliation Act of 1993 was passed which, among other changes, allows a tax deduction for the amortization of certain goodwill. Consequently, beginning in the first quarter of fiscal 1994 the tax benefit related to the amortization of goodwill from the acquisition of Allied Bond is reflected in the Company's financial statements. See Notes 1 and 10 of Notes to Consolidated Financial Statements for an additional description of income taxes.

MARKET FOR THE REGISTRANT'S
COMMON STOCK AND RELATED
SECURITY HOLDER MATTERS

The Company's common stock is listed and traded on the New York Stock Exchange. The following table shows the quarterly high and low sales prices as reported for the years ended June 30, 1995 and 1994, respectively.

                                                                 FISCAL YEAR
                                                                    1995
                                                          ----------------------
QUARTER ENDING:                                            HIGH            LOW
                                                          ------          ------
SEPTEMBER 30, 1994                                        13 7/8           8 3/4
DECEMBER 31, 1994                                         14 7/8          12 7/8
MARCH 31, 1995                                            14 3/8          12 1/2
JUNE 30, 1995                                             15 7/8          13 1/4

                                                                 Fiscal Year
                                                                    1994
                                                          ----------------------
Quarter Ending:                                            High            Low
                                                          ------          ------
September 30, 1993                                        12 5/8          11 1/8
December 31, 1993                                         13 1/4          11 1/2
March 31, 1994                                            13 1/4          10 1/4
June 30, 1994                                             11 1/4           9 1/2

The last reported sales price of the Company's common stock on September 15, 1995, as reported on The New York Stock Exchange, was $15.25 per share.

The approximate number of holders of record of common stock as of September 15, 1995 was 2,945.

Under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on its common stock (See Note 6 of Notes to Consolidated Financial Statements for additional information).

THE UNION CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA
- -----------------------

(In thousands, except per share amounts)
                                                         ---------------------------------------------------------------------
For the years ended June 30:                                 1995           1994           1993           1992            1991
                                                         --------       --------       --------       --------        --------
Operating revenues                                       $ 97,649       $ 92,109       $ 80,499       $ 85,942        $ 82,652
Total operating costs and expenses, before
   restructuring charge                                    87,342         84,167         72,871         76,029          71,017
Restructuring charge                                            -              -              -          9,000               -
                                                         --------       --------       --------       --------        --------
Operating income                                           10,307          7,942          7,628            913          11,635
Interest expense                                           (1,450)        (1,048)          (687)          (260)           (273)
Interest income                                             1,242            723          1,074          2,643           3,050
                                                         --------       --------       --------       --------        --------
Income from continuing operations
   before income taxes                                     10,099          7,617          8,015          3,296          14,412
Provision for income taxes                                  4,392          3,138          3,345          1,154           4,958
                                                         --------       --------       --------       --------        --------
Income  from continuing operations                          5,707          4,479          4,670          2,142           9,454
Discontinued operations loss provision
   (net of tax benefit of $2,800) (Note 3)                 (5,200)             -              -              -               -
                                                         --------       --------       --------       --------        --------
Income before cumulative effect of change
   in accounting for income taxes                             507          4,479          4,670          2,142           9,454
Cumulative effect of change in
   accounting for income taxes (Note 10)                        -          1,068              -              -               -
                                                         --------       --------       --------       --------        --------
Net income                                               $    507       $  5,547       $  4,670       $  2,142        $  9,454
                                                         ========       ========       ========       ========        ========
Primary income per common share:
   Income from continuing operations                     $   1.01       $    .72       $    .71       $    .28        $   1.21
   Discontinued operations loss provision                    (.92)             -              -              -               -
   Cumulative effect of change in
      accounting for income taxes                               -            .17              -              -               -
                                                         --------       --------       --------       --------        --------
   Net income                                            $    .09       $    .89       $    .71       $    .28        $   1.21
                                                         ========       ========       ========       ========        ========
Fully diluted income per common share:
   Income from continuing operations                     $   1.00       $    .72       $    .71       $    .28        $   1.20
   Discontinued operations loss provision                    (.91)             -              -              -               -
   Cumulative effect of change in
      accounting for income taxes                               -            .17              -              -               -
                                                         --------       --------       --------       --------        --------
   Net income                                            $    .09       $    .89       $    .71       $    .28        $   1.20
                                                         ========       ========       ========       ========        ========
At June 30:
   Current assets                                        $ 48,328       $ 42,685       $ 40,169       $ 70,657        $ 71,415
   Current liabilities                                     22,996         20,930         18,201         21,136          16,662
                                                         --------       --------       --------       --------        --------
   Working capital                                       $ 25,332       $ 21,755       $ 21,968       $ 49,521        $ 54,753
                                                         ========       ========       ========       ========        ========
   Property, buildings and equipment, net                $  9,283       $ 10,812       $ 12,737       $  8,098        $  9,312
   Total assets                                           113,163        110,195        110,085        101,935         102,666
   Long-term debt (excluding current portion)              20,763         20,973         21,036            900           1,688
   Treasury stock, at cost                                 36,806         36,292         29,233         14,444           4,328


Note: The fiscal 1993 amounts include results of Allied Bond since its acquisition in December 1992. A $9,000,000 restructuring charge was recorded in fiscal 1992 for the costs related to the reduction of the Company's Capital Credit Corporation subsidiary to a size commensurate with the reduced volume of business resulting from the discontinuance of business from American Express, its then largest customer. Therefore, fiscal 1993 and thereafter do not include any revenues or direct expenses related to American Express while approximately $19,600,000 of revenues for the Company's Capital Credit Corporation subsidiary were derived from American Express in fiscal 1992. Additionally, under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on its common stock (See Note 6 of Notes to Consolidated Financial Statements for additional information).

THE UNION CORPORATION AND SUBSIDIARIES

CORPORATE INFORMATION
- ---------------------

THE UNION CORPORATION
145 Mason Street
Greenwich, CT  06830
Telephone (203)629-0505

REGISTRAR AND TRANSFER AGENT
The First National Bank of Boston
Blue Hills Office Park
150 Royall Street
Canton, MA  02021
Telephone (800)733-5001

SECURITIES LISTINGS
New York Stock Exchange, Inc.
(Symbol UCO) Common Stock

ANNUAL MEETING
The annual meeting of shareholders of the Company will be held on Thursday, November 16, 1995.

FORM 10-K
A copy of The Union Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders on request. For a copy of Form 10-K, please write to:

The Union Corporation
145 Mason Street
Greenwich, CT  06830
Attn: Nicholas P. Gill
      Secretary

OPERATING COMPANIES
FINANCIAL SERVICES

TRANSWORLD SYSTEMS, INC.
5880 Commerce Boulevard
Rohnert Park, CA 94928
Gordon S. Dunn, Chairman
George M. Macaulay, President

CAPITAL CREDIT CORPORATION
8000 Arlington Expressway
Jacksonville, FL 32211
William B. Hewitt, Chairman
and Chief Executive Officer

ALLIED BOND & COLLECTION AGENCY, INC.
One Allied Drive
Neshaminy Interplex
Trevose, PA  19047
Herbert R. Silver & Bernard Silver
Co-Chairmen and Co-Chief Executive Officers


DIRECTORS

MELVIN L. COOPER
Chairman of the Board and Chief Executive Officer

JOHN E. ANGLE
Retired:  Formerly Executive Vice President, Production
U.S. Steel Corporation

GORDON S. DUNN
Chairman
Transworld Systems, Inc.

WILLIAM B. HEWITT
Chairman and Chief Executive Officer of Capital Credit Corporation and President and Chief Operating Officer of The Union Corporation

ROBERT A. KERR
Retired:  Formerly Chairman and Chief Executive Officer
Banc One, Dayton, Ohio

JAMES C. MILLER III
Counselor, Citizens for a Sound Economy and formerly Director of the Federal Office of Management and Budget

STUART J. NORTHROP
Retired:  Formerly Chairman and Chief Executive Officer
Huffy Corporation, Dayton, Ohio

HERBERT R. SILVER
Co-Chairman and Co-Chief Executive Officer
Allied Bond & Collection Agency, Inc.

EXECUTIVE OFFICERS

MELVIN L. COOPER
Chairman of the Board and Chief Executive Officer

WILLIAM B. HEWITT
President and Chief Operating Officer

NICHOLAS P. GILL
Vice President, Treasurer, Secretary
and Chief Financial Officer

EXECUTIVE MANAGEMENT GROUP /1/
Melvin L. Cooper                         George M. Macaulay
Gordon S. Dunn                           Bernard Silver /2/
Nicholas P. Gill                         Herbert R. Silver
William B. Hewitt                        Sheldon Zucker /3/


1. Members of the Executive Management Group are considered "executive officers" for purposes of reporting under Section 16 and Regulation 14A of the Securities and Exchange Act of 1934, as amended.

2. Bernard Silver is Co-Chairman and Co-Chief Executive Officer of Allied Bond & Collection Agency, Inc.

3. Sheldon Zucker is Executive Vice President and Chief Operating Officer of Allied Bond & Collection Agency, Inc.

                                SPACE FOR NOTES
                                ---------------

THE UNION
    CORPORATION

145 Mason Street
Greenwich, CT  06830