Form 10-K, Exhibit 13
period 1996-06-30
UNION CORP
filed 1996-09-30
CIK 100817

                                                                      EXHIBIT 13





                THE UNION
                     CORPORATION




















                                                        1996 ANNUAL REPORT

TABLE OF CONTENTS
- -----------------

Company Profile......................................... 1

Report to Shareholders.................................. 2

Business Overview....................................... 5

Consolidated Statements of Operations................... 9

Consolidated Balance Sheets.............................10

Consolidated Statements of Cash Flows...................11

Consolidated Statements of Shareholders' Equity.........12

Notes to Consolidated Financial Statements..............13

Management's Report.....................................23

Report of Independent Auditors..........................23

Management's Discussion and Analysis
    of Financial Condition and Results of Operations....24

Selected Financial Data.................................30

Corporate Information...................................31

The Union Corporation and Subsidiaries

COMPANY PROFILE
- ------------------------------------------

The Union Corporation, through its Transworld Systems Inc., Allied Bond &

Collection Agency, Inc., Capital Credit Corporation, Interactive Performance,

Inc. and High Performance Services, Inc. subsidiaries, is a leading provider of a range of outsourcing services, such as delinquent accounts receivable management and collection services, customer services and credit authorization services, to both large and small companies.




[Map omitted of the continental United States that shows the location of the offices of each subsidiary of the Company - Transworld Systems Sales Offices
(133), CMS Collection Offices (19), Allied Bond Collection Offices (3), Capital Credit Collection Offices (2), Interactive Performance Call Centers (2), High Performance Services Call Center (1).]

The Union Corporation and Subsidiaries

REPORT TO SHAREHOLDERS
- ------------------------------------------

1996 was the most exciting year in Union's history and augurs well for its future.

One of the two single most important events of the 1996 fiscal year was the successful repositioning of the Company. Today, in addition to being a leader in accounts receivable management, Union is also an important provider of critical inbound and outbound telephone based call center outsourcing services, which has the potential of having a significant, long-term, positive impact on the Company and shareholder value. These outsourcing services include customer service, billing inquiry, credit authorization and pre-charge-off receivables management and are currently being performed by Union on behalf of three major companies, AT&T Corp., Lucent Technologies and Advanta Corp.

The second major achievement in fiscal 1996 was that Union's core business, accounts receivable management, reported its highest level of revenues since Union became a pure financial services company, and the Company's operating income and earnings per share from continuing operations increased for the fourth consecutive year. Transworld Systems, Union's largest and most profitable subsidiary, lead the way with record revenues and operating income.

One of the two strategic objectives for fiscal 1996, as defined in the 1995 Annual Report, was to build upon our core business of accounts receivable management and expand into a new related market by offering outsourcing services to clients and other corporate entities. Union chose to enter the call center outsourcing business because the opportunities within the industry matched the strategic objectives that Union established several years ago, which were to expand the Company's product offerings, increase revenues and income and improve profit margins. This new area of business development is an attractive market for the Company because of the following attributes:

o Similar management skills are required for accounts receivable management and call center outsourcing services.

o Outsourcing is a large and growing multi-billion dollar business.

o There are a limited number of companies that have the technical, financial and managerial strength to effectively compete in the large corporate outsourcing market, and few can match Union's experience and expertise in accounts receivable management, which is an important component for certain users of outsourcing services.

o Union has strong relationships and a solid performance track record with many large companies that currently use, or are planning to use, outsourcing providers.

[Graph omitted that shows the Revenue of the Company based on the following data:

REVENUES
Fiscal years 1992-1996
($ in millions)

                        Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
                         1992      1993*     1994      1995      1996**
                        ------    ------    ------    ------    -------

Total Revenues          $85.9     $80.5     $92.1     $97.6     $103.7

Transworld Systems       55.2      54.9      53.6      57.1       59.6

Other Subsidiaries       30.7      25.6      38.5      40.5       44.1


* Fiscal year 1993 includes the results of Allied Bond following its acquisition in December 1992.

** Fiscal year 1996 includes the results of Interactive Performance and High
   Performance Services following the commencement of their operations during the third and fourth fiscal quarters, respectively.

[Graphic text box omitted that contains the following statement: In addition to being a leader in accounts receivable management, Union is also an important provider of critical inbound and outbound telephone based call center outsourcing services...]

o Revenues and earnings from outsourcing services are less cyclical than those in accounts receivable management.

Union's strategy to substantially increase its outsourcing business is to:

o Target market segments that the Company knows well, such as large corporations in telecommunications, financial services, retail and power utility industries.

o Build the business initially with clients whose business experience with Union has proven that Union can deliver high value at an effective price.

o Establish separate subsidiaries, which will focus on each target market in order to provide the skilled, dedicated resources and customized assistance that is required by sophisticated clients. For example, the Company's Interactive Performance and High Performance Services subsidiaries serve the telecommunications and financial services markets, respectively.

This strategy was successfully implemented in fiscal 1996 as evidenced by the fact that Union acquired three major outsourcing clients during the year, each won through a competitive process. Important factors in Union's success in this regard were understanding the clients' needs, the ability to present innovative, constructive solutions and Union's responsiveness and flexibility.
Additionally, Allied Bond's management and its outstanding reputation for performance, service and technological expertise were major contributing factors in winning these awards.

Other noteworthy developments in fiscal 1996 were:

o Total revenue for the year ended June 30, 1996 was $103.7 million, the highest level achieved since Union became a pure financial services company.

o Operating income of $11.6 million and Income from continuing operations of $6.5 million in fiscal 1996, which represent increases of 13% and 14%, respectively, compared with a year ago. Fiscal 1996 primary earnings per share for Income from continuing operations was $1.13, compared with $1.01 in fiscal 1995.

o Union's financial condition remained strong and liquid at June 30, 1996, with cash and short-term investments of approximately $43 million, working capital of approximately $31 million and net worth of approximately $63 million.

o Cash generated by the Company's operating subsidiaries, as measured by profit before taxes, amortization of goodwill and depreciation expense and Union's corporate office expenses, was a record $19.4 million.

[Graph omitted that shows the Operating Income* of the Company's subsidiaries based on the following data:

OPERATING INCOME*
FROM SUBSIDIARIES
Fiscal years 1992-1996
($ in millions)

                        Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
                         1992      1993      1994      1995      1996
                        ------    ------    ------    ------    ------

Total Subsidiaries      $13.5     $12.0     $14.2     $16.9     $17.3

Transworld Systems       13.1      12.2      11.9      13.1      13.9

Other Subsidiaries        0.4**    (0.2)***   2.3       3.8       3.4


* Represents operating income of Union's subsidiaries before goodwill and depreciation expenses related to purchase accounting adjustments. Also excludes Union's corporate office expenses.

** Fiscal year 1992 results do not include the $9 million pretax restructuring charge recorded by Capital Credit.

*** Fiscal year 1993 includes the results of Allied Bond following its acquisition in December 1992.]

[Graphic text box omitted that contains the following statement: Total revenue approximated $104 million, the highest level achieved since Union became a pure financial services company.]

o Transworld Systems had a record year, with revenue of $59.6 million and operating income, before amortization of goodwill, of $13.9 million. Moreover, Transworld Systems' fourth quarter was the best quarter in its history, with revenue of $16.3 million and operating income, before goodwill amortization, of $4.1 million. Transworld Systems also continued to maintain strong operating margins, which were 24% and 22% in the fourth fiscal quarter and year ended June 30, 1996, respectively, after amortization of goodwill. Cash generated by Transworld Systems, as measured by profit before taxes, amortization of goodwill and depreciation expense, was a record $14.9 million.

o Capital Credit reported increases in revenue and operating income of 18% and 57%, respectively, in fiscal 1996 compared with a year ago.

o Allied Bond has proven to be the well managed company we thought it was when we bought it. While Allied Bond has not provided the revenue and earnings expected, due to changing market conditions such as reduced collectibility of accounts placed for collection and lower commission rates in certain key markets, it continued to operate profitably during fiscal 1996 after absorbing the amortization of goodwill and depreciation expense related to its acquisition. Allied Bond's management has reorganized its operations to meet these changing industry conditions, the result of which has been that Allied's collections per collector increased in fiscal 1996, compared with a year ago, and its total expenses per collector were at their lowest level since Allied was acquired by the Company in December 1992.

THE FUTURE

Union's strategic objectives are to continue our expansion into providing call center outsourcing services and to continue to develop the revenue and profit potential of our accounts receivable management businesses.

We are confident of the Company's future, and we will continue to pursue strategies that will strengthen our Company and increase shareholder value in the years ahead.

Respectfully,


MELVIN L. COOPER

Melvin L. Cooper
Chairman of the Board and
Chief Executive Officer


WILLIAM B. HEWITT

William B. Hewitt
President and Chief
Operating Officer

September 16, 1996

[Graph omitted that shows the Cash generated* by the Company's subsidiaries based on the following data:

CASH GENERATED*
BY SUBSIDIARIES
Fiscal years 1992-1996
($ in millions)

                        Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
                         1992      1993**    1994      1995      1996
                        ------    ------    ------    ------    ------

Total Subsidiaries      $15.3     $13.9     $16.4     $18.9     $19.4

Transworld Systems       14.0      13.2      12.8      14.0      14.9

Other Subsidiaries        1.3       0.7       3.6       4.9       4.5


* Represents cash generated by Transworld Systems, Allied Bond, Capital Credit, Interactive Peformance and High Performance Services, as measured by profit before taxes, amortization of goodwill and depreciation expense and Union's corporate office expenses.

** Fiscal year 1993 includes the results of Allied Bond following its acquisition in December 1992.]

[Graphic text box omitted that contains the following statement: Cash generated* by the Company's operating subsidiaries was a record $19.4 million.]

The Union Corporation and Subsidiaries

BUSINESS OVERVIEW
- ------------------------------------------

ACCOUNTS RECEIVABLE MANAGEMENT

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

Union's objectives for these businesses are:

o Develop new products and collection services to expand business with present customers and attract new customers.
o Apply proven technology in order to provide clients with superior and cost-effective collection services.
o  Improve profit margins through increased productivity and cost control.
o  Provide high quality customer service.

TRANSWORLD SYSTEMS INC.

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

Many customers with small-balance delinquent accounts, ranging between $50 and $100, have found Transworld's Phase I system to be the only economical method of obtaining professional, third-party collection results. Transworld's ability to get clients to make an early assignment of delinquent accounts, usually forty-five to ninety days past due, is possible because of the low fixed-fee structure and its sophisticated computerized management reporting system. Transworld also offers clients who purchase systems for 300 or more accounts the option to electronically communicate the debtor information that is necessary to initiate collection demands directly to Transworld's computer system. Many clients



[Graphic text box omitted that contains the following statement: Transworld has a successful history of growth which is attributable to the strength of its marketing organization, a high recovery rate, cost-effectiveness and quality of service. Transworld's system reduces customers' in-house collection costs while providing detailed monthly status reports for acccounting and control purposes.]

experience collection costs as low as five to seven percent of the amount collected, while at the same time eliminating a good deal of their normal billing expenses. The combination of low cost and high recovery rates results in a high customer renewal rate.

Transworld currently has well over 40,000 customers using its services, from small companies that purchase a system for 45 accounts to major corporations that purchase systems for 100,000 accounts.

Transworld's outstanding marketing organization, consisting of more than 700 independent contractors, provides the sales effort and ongoing service essential to the system. This group is highly motivated because it is paid on a commission basis. The building of such a sales force is a formidable barrier to entry for potential competitors. Transworld had 133 sales offices throughout the country at year end and plans to open six new sales offices in fiscal 1997.

CREDIT MANAGEMENT SERVICES (CMS)

Approximately 75% of the clients using Transworld's Phase I system assign those accounts that were not collected during the fixed-fee program to CMS, a division of Transworld, on a contingency fee basis (Phase II). Because a CMS office is opened in a new location only after business has been developed in that area by Transworld, historically it has become profitable within the first month of operation.

CMS collectors are paid on a commission basis and perform collection services at 19 branch offices. Branch managers, trained and promoted from within, are compensated through a combination of commission and profit incentive. CMS has developed software packages and computer systems to handle fiduciary reporting and interface with a client base of over 35,000. The average debt assigned to CMS is approximately $600 with an average payment collected in excess of $190. CMS completed another very strong year and had record collections, revenues and profits.

Transworld continued to strengthen and upgrade its independent contractor sales force in fiscal 1996, has maintained its high operating margins and positive cash flow, and is well positioned for future growth.

ALLIED BOND & COLLECTION AGENCY, INC.

Allied Bond & Collection Agency, headquartered in Trevose, Pennsylvania, is a well managed contingency and fixed-fee basis collection and teleservicing company with a nationally recognized reputation for superior performance. In fiscal 1996, Allied had a record volume of placements, both in aggregate dollars and number of accounts placed for collection. Allied includes among its clients many of the larger consumer credit grantors across a broad spectrum of industries such as banking, oil refining and distribution companies, student loan servicing, retail, travel and entertainment,




[Graphic text box omitted that contains the following statement: Allied Bond & Collection Agency is a well managed contingency and fixed-fee basis collection and teleservicing company with a nationally recognized reputation for superior performance. In fiscal 1996, Allied had a record volume of placements, both in aggregate dollars and number of accounts placed for collection.]

utilities and telecommunications, and enjoys a significant share in many of these markets. Through aggressive sales techniques, Allied has been able to increase its market share in several of these areas.

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

The company is broadening the scope and flexibility of its collection services and techniques in order to expand within existing credit markets, as well as to successfully penetrate into new markets to capitalize on Allied's proven capabilities.

CAPITAL CREDIT CORPORATION

Capital Credit provides contingency and fixed-fee collection services to large national clients primarily in four major market segments:

o  Bankcard
o  Telecommunications
o  Travel and Entertainment
o  Government

Capital Credit, headquartered in Jacksonville, Florida, continued to make significant financial and operational improvements in fiscal 1996. Its computerized on-line collection system links its Regional Collection Centers in Florida and Massachusetts and permits customers to communicate electronically with the system for an instant exchange of information. This system substantially decreases clerical effort and increases collector productivity.

Capital Credit's strategy for growth is premised upon the following principles:

o Being a top quartile performer for clients in recovery rate, compliance and customer service will yield increases in market share from existing clients and will facilitate the acquisition of new clients within the four market segments listed above.
o The client base should be expanded and new services offered to existing clients.
o Maintaining state-of-the-art technology is essential in maximizing staff productivity.

Capital Credit is well positioned and its emphasis on productivity, marketing and control of expenses should continue to improve its financial and operational performance.



[Graphic text box omitted that contains the following statement: Capital Credit continued to make significant financial and operational improvements in fiscal 1996 and is well positioned for growth.]

CALL CENTER OUTSOURCING SERVICES

There is a large and growing demand for call center outsourcing services, which include customer service, billing inquiry, credit authorization, pre-charge-off accounts receivable management, and telemarketing services, among others. Call center outsourcing service providers must possess strong managerial skills and technological expertise in order to train and manage the large number of employees needed to handle a high volume of inbound and/or outbound telephone calls in an automated environment.

INTERACTIVE PERFORMANCE, INC.

Interactive Performance was formed in fiscal 1996 to provide accounts receivable management services and billing inquiry services on an outsourcing basis to AT&T Corp. under a previously announced three-year contract under which revenues may reach approximately $20 million a year. Interactive Performance began providing services to AT&T Corp. late in the third quarter of fiscal 1996 at its newly created 50,000 square foot facility in North Charleston, South Carolina.

Interactive Performance also recently signed a letter of intent to provide delinquent accounts receivable management, billing inquiry and credit authorization services on an outsourcing basis to Lucent Technologies. Interactive Performance began providing services to Lucent Technologies late in the fourth quarter of fiscal 1996 at its new 7,000 square foot facility in Jacksonville, Florida. Revenues for these services may reach approximately $5 million over the projected 18 month term of the agreement, which is currently being finalized.

HIGH PERFORMANCE SERVICES, INC.

High Performance Services, headquartered in Jacksonville, Florida, was formed to provide customer services on an outsourcing basis for Advanta Corp.'s credit card business. As previously announced, revenues for these services may reach approximately $15 million over a two-year term. High Performance Services began operations late in the fourth quarter of fiscal 1996 at its new 15,000 square foot facility in Jacksonville, Florida.


[Graphic text box omitted that contains the following statement: Interactive Performance was formed in fiscal 1996 to provide accounts receivable management services and billing inquiry services on an outsourcing basis to AT&T Corp. under a previously announced three-year contract under which revenues may reach approximately $20 million a year.]

The Union Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
- -------------------------------------


For the years ended June 30, 1996, 1995 and 1994
- ----------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                                        1996       1995       1994
- ----------------------------------------------------------------------------------------------------------
Operating revenues                                                          $103,732   $ 97,649   $ 92,109
- -----------------------------------------------------------------------------------------------------------
Expenses:
     Operating expenses                                                       67,877     63,482     59,255
     Selling, general and administrative expenses                             20,190     19,759     20,470
     Depreciation and amortization                                             4,058      4,101      4,442
- -----------------------------------------------------------------------------------------------------------
Operating costs and expenses                                                  92,125     87,342     84,167
- -----------------------------------------------------------------------------------------------------------
Operating income                                                              11,607     10,307      7,942
Interest expense                                                              (1,475)    (1,450)    (1,048)
Interest income                                                                1,509      1,242        723
- -----------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                         11,641     10,099      7,617
Provision for income taxes                                                     5,122      4,392      3,138
- -----------------------------------------------------------------------------------------------------------
Income from continuing operations                                              6,519      5,707      4,479
Discontinued operations loss provision
     (net of tax benefits of $935 and $2,800)                                 (2,065)    (5,200)         -
- -----------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting
     for income taxes                                                          4,454        507      4,479
Cumulative effect of change in accounting for income taxes                         -          -      1,068
- -----------------------------------------------------------------------------------------------------------
Net income                                                                  $  4,454   $    507   $  5,547
===========================================================================================================

Primary income per common share:
     Income from continuing operations                                      $   1.13   $   1.01   $    .72
     Discontinued operations loss provision                                     (.36)      (.92)         -
     Cumulative effect of change in accounting for income taxes                    -          -        .17
- -----------------------------------------------------------------------------------------------------------
     Net income                                                             $    .77   $    .09   $    .89
===========================================================================================================

Fully diluted income per common share:
     Income from continuing operations                                      $   1.12   $   1.00   $    .72
     Discontinued operations loss provision                                     (.35)      (.91)         -
     Cumulative effect of change in accounting for income taxes                    -          -        .17
- -----------------------------------------------------------------------------------------------------------
     Net income                                                             $    .77   $    .09   $    .89
===========================================================================================================

Average number of common shares outstanding:
     Primary                                                                   5,791      5,657      6,234
     Fully diluted                                                             5,836      5,726      6,234
- -----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

The Union Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS
- ---------------------------------------


June 30, 1996 and 1995
- ------------------------------------------------------------------------------------------------
(In thousands)                                                                  1996       1995
- ------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash                                                                   $ 18,634   $ 14,805
     Short-term investments, at cost, which approximates market               24,529     21,930
     Accounts receivable, trade, less allowance for doubtful accounts of
       $700 and $542                                                           9,135      6,339
     Prepaid expenses and other current assets                                 5,860      5,254
- ------------------------------------------------------------------------------------------------
     Total current assets                                                     58,158     48,328

Property, buildings and equipment, net                                         9,168      9,283
Cost of intangible assets from businesses acquired, less accumulated
     amortization of $9,080 and $7,636                                        49,248     50,426
Other assets and deferred charges                                              3,526      2,300
Deferred income taxes                                                          2,886      2,826
- ------------------------------------------------------------------------------------------------
     Total assets                                                           $122,986   $113,163
================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable                                                       $  3,531   $  3,044
     Accrued expenses                                                         22,065     18,747
     Income taxes payable                                                      1,448        992
     Current portion of long-term debt                                           277        213
- ------------------------------------------------------------------------------------------------
     Total current liabilities                                                27,321     22,996

Long-term debt                                                                20,634     20,763
Other liabilities                                                             12,038     12,200
- ------------------------------------------------------------------------------------------------
     Total liabilities                                                        59,993     55,959
- ------------------------------------------------------------------------------------------------

Commitments and contingent liabilities
Shareholders' equity:
     Common stock, $.50 par value; authorized shares, 15,000;
       issued shares, 8,601 and 8,521                                          4,300      4,261
     Additional paid-in capital                                               44,708     43,412
     Retained earnings                                                        50,791     46,337
     Less treasury stock, at cost, 2,941 shares and 2,941 shares             (36,806)   (36,806)
- ------------------------------------------------------------------------------------------------
     Total shareholders' equity                                               62,993     57,204
- ------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                             $122,986   $113,163
================================================================================================

The accompanying notes are an integral part of the financial statements.

The Union Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------


For the years ended June 30, 1996, 1995 and 1994
- -------------------------------------------------------------------------------------------------------------
(In thousands)                                                                    1996       1995       1994
- -------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                                     $ 4,454    $   507    $ 5,547
Adjustments to reconcile income to net cash provided by operations:
     Discontinued operations loss provision, net of tax benefit                  2,065      5,200          -
     Cumulative effect of change in accounting for income taxes                      -          -     (1,068)
     Depreciation and amortization                                               4,058      4,101      4,442
     Deferred compensation expense                                                 432        723        655
     Non-cash compensation expense                                                 434          -          -
     Provision for doubtful accounts                                               266        143         19
     Provision for deferred income taxes                                         1,161      1,334      1,472
     Changes in assets and liabilities:
       Accounts receivable - (increase) decrease                                (3,062)    (1,822)       116
       Prepaid expenses and other current assets - (increase) decrease            (696)       282        379
       Other assets and deferred charges - (increase)                           (1,226)      (165)      (179)
       Accounts payable and accrued expenses - increase (decrease)                 805        220       (556)
       Income taxes payable - increase (decrease)                                  506       (183)      (193)
       Other liabilities - (decrease)                                             (790)    (2,847)    (1,699)
- -------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        8,407      7,493      8,935
- -------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
     Capital expenditures                                                       (2,383)    (1,177)      (927)
     Additional purchase price related to the purchase of
       Allied Bond & Collection Agency                                            (266)      (260)      (253)
     Other                                                                          46         42         26
- -------------------------------------------------------------------------------------------------------------
Net cash (used by) investing activities                                         (2,603)    (1,395)    (1,154)
- -------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
     Purchase of treasury stock, at cost                                             -     (3,344)    (4,229)
     Principal payments on long-term debt                                         (110)      (102)       (94)
     Principal payments on capital lease obligations                              (117)       (99)      (108)
     Proceeds from exercise of stock options                                       851          3          -
- -------------------------------------------------------------------------------------------------------------
Net cash provided by (used by) financing activities                                624     (3,542)    (4,431)
- -------------------------------------------------------------------------------------------------------------
Net increase in cash and short-term investments                                  6,428      2,556      3,350
Cash and short-term investments at beginning of year                            36,735     34,179     30,829
- -------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                                 $43,163    $36,735   $ 34,179
=============================================================================================================

Supplemental disclosures of cash flow information:
     Interest paid                                                             $ 1,751    $ 1,308   $    959
     Income taxes paid                                                           3,455      3,241      1,859
Supplemental disclosures of noncash investing and financing activities:
     Capitalized equipment lease obligations                                   $   162    $     -   $    184
     Accrued liability for treasury stock purchases                                  -          -      2,830
- -------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

The Union Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- -----------------------------------------------


For the years ended June 30, 1996, 1995 and 1994
- -----------------------------------------------------------------------------------------------------------------------
                                                                                       Additional
                                                                              Common      paid-in  Retained    Treasury
(Dollars in thousands)                                                         stock      capital  earnings       stock
- -----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                                                       $ 4,238    $43,225    $40,283   $(29,233)

Net income                                                                           -          -      5,547          -
Purchase of treasury stock, at cost (677,000 shares)                                 -          -          -     (7,059)
- -----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                                         4,238     43,225     45,830    (36,292)

Net income                                                                           -          -        507          -
Proceeds from common stock issued upon exercise of
     stock option (45,277 shares, net)                                              23        187          -          -
Purchase of treasury stock, at cost (55,200 shares)                                  -          -          -       (514)
- -----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                                                         4,261     43,412     46,337    (36,806)

Net income                                                                           -          -      4,454          -
Proceeds from common stock issued upon exercise of
     stock options (79,116 shares, net)                                             39      1,296          -          -
- -----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                                                       $ 4,300    $44,708    $50,791   $(36,806)
=======================================================================================================================

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

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND SHORT-TERM INVESTMENTS:

The Company primarily invests excess cash balances in commercial paper with short-term maturities and overnight time deposits. The Company considers its cash and short-term investments with an original maturity or redemption date of three months or less to be cash equivalents.

PROPERTY, BUILDINGS AND EQUIPMENT:

Property, buildings and equipment are stated at cost. The Company uses the straight-line method to provide for depreciation and amortization over the following estimated useful lives of the assets or terms of leases: buildings and leasehold improvements, three to 30 years; equipment and furniture and fixtures, three to 10 years; computer software, three to five years.

ACCOUNTING FOR INTANGIBLES:

The net cost of intangible assets of businesses acquired amounting to $48,328,000 and $49,506,000 at June 30, 1996 and 1995, respectively, is being amortized on a straight-line basis over a 40 year period. Such amortization amounted to $1,444,000, $1,437,000 and $1,432,000 during the years ended June 30, 1996, 1995 and 1994, respectively. Certain intangible assets from acquisitions made prior to October 31, 1970, amounting to $920,000, are not being amortized since, in the opinion of management, there has been no diminution in value.

INCOME TAXES:

The Company changed its method of accounting for income taxes in fiscal 1994 to the liability method (See Note 9) whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities.

PER SHARE DATA:

Income per common share is computed on the basis of the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

ACCOUNTING DEVELOPMENTS:

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", establishes standards for the recognition and measurement of impairment losses on long-lived assets and intangible assets. The Company does not believe that the implementation of SFAS No. 121 in fiscal 1997 will have a material effect on the results of its operations or financial position.

2. DISCONTINUED OPERATIONS:

The Company reached agreements with the federal government in January 1996, subject to certain agency approvals and final approval by the Court, which approvals were given in August 1996, to settle the previously reported matters involving false pricing information and claims made by certain senior officers of the Company's former Gichner Systems Group division (the "Gichner Division"). In accordance with the agreements, which recognize the Company's co-operation in and substantial contribution to the investigation of these matters, the Company fulfilled its commitment to make compensation for the government's civil claims by paying $5,550,000 in September 1996. The Company also accepted responsibility for the actions of the officers of the former Gichner Division by entering a plea of guilty under the federal False Claims Act, although those actions were concealed from the management of the Company, and paid a fine of $250,000 in August 1996. As previously reported, the Company recorded a $3,000,000 loss provision ($2,065,000 net of tax benefit), or $.36 loss per share, during the second quarter of fiscal 1996 for its Discontinued Operations, which provision, combined with amounts previously reserved in connection with these matters, covered all costs of the above settlements with the government, and included an accrual for the estimated legal and accounting fees related to the government claims and other costs related to certain discontinued operations of the Company, all of which were terminated or otherwise disposed of prior to fiscal 1990. The net loss provision of $2,065,000 is included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1996.

The Union Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

As previously reported, the Company also recorded an $8,000,000 loss provision ($5,200,000 net of tax benefit), or $.92 loss per share, during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990. This provision was recorded as a result of developments regarding the former Gichner Division (discussed in the preceding paragraph) and environmental matters, principally involving a site where an inactive subsidiary of the Company fully performed a settlement with the federal government which has reopened the matter. The net loss provision of $5,200,000 was included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1995.

The $8,000,000 loss provision included an accrual of $3,500,000 for estimated legal and accounting fees and settlement costs which were expected to be incurred as a result of government claims for the matter involving the former Gichner Division and the estimated legal costs to defend the Company against the claims asserted by the purchaser of the Gichner Division. The $8,000,000 loss provision also included $4,000,000 for environmental matters and approximately $500,000 of costs incurred by the Company during the quarter ended March 31, 1995 for the Gichner Division and environmental matters.

GICHNER SYSTEMS GROUP DIVISION:

The Company sold the assets and business of the Gichner Division to Gichner Systems Group, Inc. (the "Purchaser") in 1989 and, accordingly, reflected the Gichner Division as a discontinued operation in the Company's Consolidated Statements of Operations. In 1991 the Purchaser informed the Company that false pricing information might have been supplied by former officers of the Gichner Division, who were also members of the group that purchased the Gichner Division from the Company and officers of the Purchaser, in connection with certain government contracts negotiated prior to the sale. After investigation, those of the former officers who were then working for the Purchaser were terminated for cause, and the Company and Purchaser tendered to the Department of Defense a report of the results of their investigation.

The Purchaser, which has pled guilty to obstruction of justice as a result of its hindrance of the government's investigation and its destruction of documents related to this matter, commenced suit against the Company in which it alleges misrepresentation and breach by the Company of provisions of the Purchase Agreement and asserts claims for damages and indemnification. The Company denies each of the claims and intends to vigorously defend this action.
Although management believes the reserve established for this matter is adequate based on current information, there is no way to be certain that future developments will not involve additional substantial costs that may require
future charges to the Discontinued operations loss provision.   The Company does
not anticipate, based on current information, that the resolution of this matter will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments.

Two former officers of the Gichner Division filed suit against the Company for retirement benefits which the Company terminated when their alleged misconduct was reported to the Company. All of their claims, and their refiled claims, have been dismissed by the Court. The Company has counterclaimed for damages resulting from the misconduct of the two former officers of the Gichner Division. The estate of a third former officer of the Gichner Division has filed suit against the Company for similar claims, which the Company denies and intends to vigorously defend.

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

The second group of matters relates to environmental issues on properties currently or formerly owned or operated by a subsidiary or division of the Company. These cases generally involve matters for which the Company or an inactive subsidiary is the sole or primary responsible party. In one such case, however, although the affected subsidiary fully performed a settlement with the federal government, the government has reopened the matter. A group of financially solvent responsible parties has completed an extensive investigation of this Superfund site under a consent order with the EPA and submitted Remedial Investigation and Feasibility Study Reports (the "Reports") to the EPA, which outline a range of various remedial alternatives for the site. The EPA issued a proposed plan which was subject to public comment. The Company's environmental counsel retained two environmental consulting firms to review and evaluate the Reports and proposed plan. The findings of these consulting firms indicated that many of the assumptions, purported facts and conclusions contained in the Reports and proposed plan are significantly flawed. Notwithstanding the foregoing and the Company's denial of liability because of the prior settlement with the government, the $8,000,000 loss provision recorded during the third quarter of fiscal 1995 included a provision of approximately $4,000,000 for environmental matters. The provision for environmental matters included the estimated legal and consulting costs for this and other sites involving the Company or an inactive subsidiary, the estimated costs to defend the Company's aforementioned settlement with the government regarding this site, and the estimated remediation costs that the Company will incur, based on current information, if its prior settlement with the government is not upheld in court. However, the Company may be exposed to additional substantial liability for this site as additional information becomes available over the long-term. A better estimate of costs associated with any further remediation to be taken at the site cannot be made until a Record of Decision is issued by the EPA, which is expected to be issued in fiscal 1997. Actual remediation costs cannot be computed until such remedial action is completed. Some of the other sites involving the Company or an inactive subsidiary are at a stage where an assessment of liability, if any, cannot reasonably be made.

It is the Company's policy to comply fully with all laws regulating activities affecting the environment and to meet its obligations in this area. In many "generator" liability cases, reasonable cost estimates are available on which to base reserves on the Company's likely allocated share among viable parties. Where insufficient information is available regarding projected remedial actions for these "generator" liability cases, the Company has recorded what it believes to be reasonable estimates of its potential liabilities. Reserves for liability for sites on which former operations were conducted are based on cost estimates of remedial actions projected for these sites. All known environmental claims are periodically reviewed by the Company, where information is available, to provide reasonable assurance that adequate reserves are maintained. Reserves recorded for environmental liabilities are not net of insurance or other expected recoveries. Other than the aforementioned loss provision that was recorded by the Company during the third quarter of fiscal 1995, no significant expenses related to environmental matters were recorded by the Company during the three years ended June 30, 1996 due to the adequacy of previously recorded reserve balances based on information available at that time. Management believes that reserves established to meet known and potential environmental liabilities are adequate based on current information. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments. However, there is no way to be certain that future developments relating to environmental matters will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision.

3. PROPERTY, BUILDINGS AND EQUIPMENT:

Property, buildings and equipment, at cost, are summarized below:


                                              June 30,
- ----------------------------------------------------------
(In thousands)                               1996     1995
- ----------------------------------------------------------
Land                                      $ 1,488  $ 1,087
Buildings and leasehold
     improvements                           4,486    3,897
Equipment and furniture
     and fixtures                          13,634   12,525
Computer software                           3,200    3,200
- ----------------------------------------------------------
Subtotal                                   22,808   20,709
Less accumulated depreciation              13,640   11,426
- ----------------------------------------------------------
Net property, buildings and
     equipment                            $ 9,168  $ 9,283
==========================================================

The Union Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

4. ACCRUED EXPENSES:

Accrued expenses are summarized below:


                                              June 30,
- -----------------------------------------------------------
(In thousands)                               1996     1995
- -----------------------------------------------------------
Compensation and benefits                 $ 4,976  $ 4,972
Accrued collection costs                    3,271    2,764
Accrued commissions                         1,788    1,407
Accrued liabilities retained from
     discontinued operations                8,169    6,428
Current portion of restructuring
     provision                                250      497
Other                                       3,611    2,679
- -----------------------------------------------------------
Total                                     $22,065  $18,747
===========================================================

5. LONG-TERM DEBT:
                                                June 30,
- -----------------------------------------------------------
(In thousands)                               1996     1995
- -----------------------------------------------------------
Senior debt:
     Collateralized notes at 8.25%        $   585  $   695
     Capitalized lease obligations            326      281
Unsecured revolving line of credit         20,000   20,000
- -----------------------------------------------------------
Total debt                                 20,911   20,976
Less current portion                          277      213
- -----------------------------------------------------------
Total long-term debt                      $20,634  $20,763
===========================================================

In December 1992, the Company borrowed $20,000,000 under an existing $25,000,000 unsecured Revolving Credit Agreement, as amended (the "Credit Agreement"), furnished by a bank. Pursuant to the terms of the Credit Agreement, the Company borrowed the $20,000,000 under a two year revolving line of credit that was scheduled to convert to a three year term loan on December 31, 1994, which conversion date was subsequently extended to December 31, 1996. During fiscal 1996, the Company received written confirmation that the bank extended the revolving line of credit until December 31, 1998, at which time the revolving line of credit will convert to a three year term loan.

Under the new terms of the Credit Agreement, the aggregate principal amount outstanding, which is limited to a maximum of $20,000,000, under the revolving line of credit on December 31, 1998 must be repaid by the Company in twelve quarterly installments commencing March 31, 1999 and ending December 31, 2001. Each of the first eleven installments must be in an amount equal to one-twentieth of the outstanding loan balance on December 31, 1998, with the twelfth installment equal to the amount necessary to repay the then unpaid principal amount of the loan. The loans bear interest, at the Company's option, at either the bank's base rate, which is announced by the bank from time to time; or at 3/4% above the bank's Eurodollar rate during both the revolving and term loan periods. The interest rate, which is reset periodically, on the revolving term loan was approximately 6.44% at June 30, 1996.

The maximum amount of letters of credit that the bank will issue under the Credit Agreement is $5,000,000. At June 30, 1996, the Company was contingently liable for outstanding letters of credit aggregating approximately $3,725,000 which reduced the amount available for letters of credit under the Credit Agreement to approximately $1,275,000.

Under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on common stock, is limited to capital expenditures of $8,500,000 per year and is required to meet certain financial tests, all of which were met at June 30, 1996.

The aggregate amount of long-term debt, excluding capitalized leases (See Note
7), which becomes due during each of the next five years ending June 30, is as follows: 1997, $120,000; 1998, $130,000; 1999, $2,141,000; 2000, $4,153,000;
2001, $4,040,000.

6. OTHER LIABILITIES:

Other liabilities are summarized below:

                                                                 June 30,
- ---------------------------------------------------------------------------
(In thousands)                                                1996     1995
- ---------------------------------------------------------------------------
Compensation and benefits                                  $ 6,743  $ 6,439
Noncurrent liabilities retained
     from discontinued operations                            3,720    3,926
Noncurrent portion of
     restructuring provision                                     -      241
Net noncurrent state
     deferred tax liability                                    429      233
Other                                                        1,146    1,361
- ---------------------------------------------------------------------------
Total                                                      $12,038  $12,200
===========================================================================

7. COMMITMENTS AND CONTINGENT LIABILITIES:

LEASES:
The Company leases equipment and facilities with terms ranging from one to seven years with renewal options generally being available.

Property, buildings and equipment includes $671,000, before accumulated depreciation, of fixed assets held under capitalized leases at June 30, 1996. Related accumulated depreciation was $357,000 at June 30, 1996.

Future minimum lease payments under long-term leases as of June 30, 1996 are as follows:

                            Capitalized    Operating
                                 Leases       Leases
- ----------------------------------------------------
1997                           $176,000  $ 5,028,000
1998                            143,000    3,608,000
1999                             39,000    2,924,000
2000                              1,000    2,311,000
2001                                  -    1,546,000
2002 and thereafter                   -      783,000
- ----------------------------------------------------
Total minimum
     lease payments             359,000  $16,200,000
Amount representing
     interest                    33,000
- ----------------------------------------------------
Present value of minimum
     lease payments            $326,000
====================================================

Rental expense included in Operating income amounted to $4,370,000 in 1996, $4,045,000 in 1995 and $3,953,000 in 1994.

Allied Bond leases its main facility from a partnership, of which the general partners are the co-chairmen and co-chief executive officers of Allied Bond, pursuant to a lease agreement that expires in July 2002. The terms of the lease are comparable to those that would have been obtained under arrangements with unrelated third parties. Allied Bond paid approximately $539,000, $513,000 and $489,000 in 1996, 1995 and 1994, respectively, pursuant to such lease.

LITIGATION:

In June 1991, two stockholder class actions were brought, and then consolidated, against the Company, Capital Credit, certain directors and current and former executive officers of the Company, and certain former directors and officers of Capital Credit, seeking damages under the securities laws in connection with the misstatement by the Company of certain quarterly financial statements in fiscal 1990 and 1991. The Company and the individual defendants denied any and all wrongdoing or liability and vigorously defended the action. In order to end the substantial expense and distraction of continued litigation, the Company settled the action, which settlement was approved by the court. All claims against the Company and the other defendants have been dismissed with prejudice. The Company and its insurer each paid one-half of the $1,500,000 settlement amount in March 1995. That portion of the settlement amount which was not covered by insurance was charged against existing reserves, all of which had been recorded in prior fiscal years.

In a lawsuit brought in 1993 by three individuals engaged by Transworld Systems as independent contractors, in which it was alleged that Transworld Systems has improperly treated the plaintiffs as independent contractors rather than employees, all of the asserted claims were dismissed by the Court in 1996 with prejudice.

Some of the same persons and others have also brought suit against Transworld Systems and certain of its directors and officers, alleging breach of contract and mental distress as a result of Transworld Systems' failure to supply plaintiffs with certain business information including copies of a monthly publication distributed by Transworld Systems. Several persons have also brought suit alleging wrongful termination. The claims in these actions against Transworld Systems have been reviewed by counsel and, based on their assessment, management has concluded that the claims are without merit.

Four alleged class actions have been brought against Transworld Systems by debtors who received written collection notices from either Transworld Systems or its Credit Management Services division. Plaintiffs in these actions allege that such letters violated various provisions of the federal Fair Debt Collection Practices Act or comparable state regulations. The claims in these actions against Transworld Systems have been reviewed by counsel and, based on their assessment, management has concluded that the claims are of doubtful merit. Transworld Systems intends to vigorously defend these actions.

In addition, the Company and certain subsidiaries are also parties to a number of lawsuits arising in the ordinary course of business.

Based on current estimates and information, the Company does not believe that the ultimate resolution of the above matters will have a material adverse impact on the Company's overall financial condition or future results of operations.

OTHER:

The Company is a party in a lawsuit involving its former Gichner Systems Group division. The Company is also a party in several pending environmental proceedings involving the federal Environmental Protection Agency and comparable agencies in various states. All of these environmental matters relate to discontinued operations of former divisions or subsidiaries for which the Company has potential continuing responsibility. See Note 2 of Notes to Consolidated Financial Statements for additional information regarding these matters.

The Union Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

8. STOCK OPTION PLANS:

At June 30, 1996, 1,003,308 shares of the Company's common stock were reserved for issuance to officers, key employees and directors under various stock option plans as summarized below:

                                                                 Number of Shares
- ------------------------------------------------------------------------------------------------------------
                                          1994                          1973             1991
                                     Incentive            1984  Nonqualified     Non-Employee            Not
                                         Stock    Stock Option  Stock Option Directors' Stock      Under Any
                                          Plan            Plan          Plan      Option Plan    Option Plan
- ------------------------------------------------------------------------------------------------------------
Under option (1)                        119,523         387,247        64,561       42,000            10,000
Available for future grants (2)         379,977               -            -             -                 -
Exercised to date                           500         517,483       217,049            -           116,000
Surrendered to date for SARs                  -               -        58,389            -                 -
Expired                                       -         340,270        10,001        7,000            18,500
- ------------------------------------------------------------------------------------------------------------
Authorized shares                       500,000       1,245,000       350,000       49,000           144,500
============================================================================================================
Total reserved (1) + (2)                499,500         387,247        64,561       42,000            10,000
============================================================================================================

The 1994 Incentive Stock Plan ("1994 Plan"), which was approved by the shareholders at the Annual Meeting in November 1994, provides for the issuance of options, stock appreciation rights and other securities to purchase, in the aggregate, up to 500,000 shares of the Company's common stock to employees of the Company or its subsidiaries. Options granted under the 1994 Plan are granted at an exercise price equal to the fair market value of the stock on the date of such grant and generally expire approximately ten years after the date of grant. The 1994 Plan expires on August 24, 2004.

The 1991 Non-Employee Directors' Stock Option Plan ("Directors' Plan"), which expired on December 31, 1995, provided for the issuance of options to purchase up to an aggregate of 49,000 shares of the Company's common stock to Non-Employee Directors. Under the Directors' Plan, each director who served in such capacity for at least one full year automatically received an option to purchase 3,500 shares of common stock on November 19th of each year, until the director received 10,500 shares. Options granted under the Directors' Plan were granted at an exercise price equal to the fair market value of the stock on the date of such grant and generally expire approximately ten years after the date of grant.

Options under the 1984 Stock Option Plan ("1984 Plan") and the 1973 Nonqualified Stock Option Plan ("1973 Plan") were granted through the date that the plan expired at such prices and upon such terms as the Stock Option Committee of the Board of Directors fixed as to each optionee. Options granted under the 1984 Plan and the 1973 Plan generally expire approximately ten years after the date of grant. The 1973 Plan terminated on December 31, 1987 and the 1984 Plan terminated on September 17, 1994. The nonqualified options (not under any option plan) are presently exercisable and expire ten years after date of grant through 1997.

At June 30, 1996, options for 448,583 shares were exercisable. At June 30, 1995, there were 477,000 shares available for future grants. Under the 1994 Plan, options which are forfeited without exercise are available for future grant through the date the plan expires.

Additional information with respect to shares under option for the three years ended June 30, 1996 follows:


                                          Option price   Number of
                                             per share      shares
- ------------------------------------------------------------------
Outstanding at June 30, 1993    $ 4.620  to   $ 23.625     658,103
Granted                          10.375  to     12.500     117,000
Forfeited                        12.000  to     18.875      (9,100)
- ------------------------------------------------------------------
Outstanding at June 30, 1994    $ 4.620  to   $ 23.625     766,003
Granted                          11.875  to     14.625     101,583
Exercised                               4.62               (69,000)
Exchanged                        14.125  to     23.625    (124,168)
Forfeited                              11.875              (11,000)
- ------------------------------------------------------------------
Outstanding at June 30, 1995    $ 7.375  to   $ 22.875     663,418
Granted                          14.750  to     17.625      90,023
Exercised                         9.813  to     14.438    (100,110)
Expired                                22.440              (30,000)
- ------------------------------------------------------------------
OUTSTANDING AT JUNE 30, 1996    $ 7.375  TO   $ 22.875     623,331
==================================================================

On August 25, 1994, the Board of Directors approved a plan which offered all optionees under the 1984 Stock Option Plan, other than members of the Executive Management Group of the Company, the opportunity to voluntarily exchange all of their unexercised options granted during calendar 1990, 1991 and 1992 for a new option to purchase one-half of the number of shares subject to the above unexercised options at the exercise price of $11.875 per share, the fair market value on August 25, 1994. Under the plan, options covering 124,168 shares that were exercisable at prices ranging from $14.125 to $23.625 per share were exchanged for options to purchase 62,083 shares at the lower price.

The chief executive officer of a subsidiary (who is also a Director and Officer of the Company) was awarded options to purchase 30,000 shares in each fiscal year ended June 30, 1992, 1993 and 1994 at exercise prices of $22.44, $14.125 and $12.00 per share, respectively. The options awarded to such grantee under all three awards were exercisable for a period commencing six months after the respective dates of grant and ending four years from the respective dates of grant, provided that such options were not exercisable if the market value of the Company's common stock was not equal to or greater than 150% of the respective exercise prices. The option to purchase 30,000 shares at $22.44 per share expired on September 15, 1995. The remaining options were exercised in fiscal 1996.

During fiscal 1996, certain optionees elected to pay for a portion or all of the exercise price of the options they exercised by surrendering a total of 20,994 shares of common stock of the Company that were previously acquired by the optionees or were acquired by the optionees in conjunction with the exercise of the options.

During fiscal 1995, an option was exercised to purchase 69,000 shares of common stock of the Company and the optionee elected to pay for these shares by surrendering 23,723 shares of common stock of the Company, previously acquired by the optionee, that had a fair market value on the date of exercise equal to the exercise price.

The tax benefits that the Company realized as a result of the exercise of nonincentive stock options are included in "Additional paid-in capital" in the Consolidated Balance Sheets.


At June 30, 1996, 1995 and 1994, there were an aggregate of 131,000 options with related SARs outstanding under the 1973 and 1984 plans which were exercisable at $10.75 per share. In August 1996, the holder of these options exercised his right to purchase the 131,000 shares under option.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", establishes accounting and reporting standards for stock based employee compensation plans. As permitted by the standard, the Company expects to continue to account for such arrangements under APB Opinion No. 25. Accordingly, adoption of the standard in fiscal 1997 will not affect the Company's results of operations or financial position.

9. INCOME TAXES:

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

The provision for income taxes on continuing operations is comprised of the following:

                       Year ended June 30,
- --------------------------------------------
(in thousands)          1996    1995    1994
- --------------------------------------------
Current:
   Federal            $2,725  $1,936  $  971
   State               1,236   1,122     695
- --------------------------------------------
Total current          3,961   3,058   1,666
- --------------------------------------------

Deferred:
   Federal             1,040   1,244   1,329
   State                 121      90     143
- --------------------------------------------
Total deferred         1,161   1,334   1,472
- --------------------------------------------
Total income taxes    $5,122  $4,392  $3,138
============================================

As described in Note 2, the Company recorded deferred tax benefits of $935,000 and $2,800,000 in fiscal 1996 and fiscal 1995, respectively, as a result of loss provisions recorded for discontinued operations.

The Union Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------

The significant components of the Company's deferred tax assets and liabilities are as follows:

                                               June 30,
- ----------------------------------------------------------------
(in thousands)                          1996      1995      1994
- ----------------------------------------------------------------
Deferred Tax Assets:
     Compensation
         and benefits                $ 3,562   $ 3,479   $ 3,551
     Restructuring provision             105     1,322     2,104
     Accrued liabilities retained
         from discontinued
         operations                    4,059     4,010       879
     Book depreciation in
         excess of tax
         depreciation                    350         -         -
     Net state operating
         loss carryforwards            1,263       886       765
     Other                               519       374       428
- ----------------------------------------------------------------
Total deferred tax assets              9,858    10,071     7,727
     Valuation allowance for
          deferred tax assets         (2,191)   (2,095)   (1,897)
- ----------------------------------------------------------------
Deferred tax assets, net
     of valuation allowance            7,667     7,976     5,830
- ----------------------------------------------------------------
Deferred Tax Liabilities:
     Tax goodwill amortization
         in excess of book
         amortization                 (2,410)   (1,726)   (1,071)
     Tax depreciation in
         excess of book
         depreciation                      -      (767)     (742)
- ----------------------------------------------------------------
Total deferred tax liabilities        (2,410)   (2,493)   (1,813)
- ----------------------------------------------------------------
Net deferred tax assets              $ 5,257   $ 5,483   $ 4,017
================================================================

The valuation allowance for deferred tax assets relates to certain state deferred tax assets, including the net state operating loss carryforwards, as management currently believes that the realization of the state deferred tax assets do not meet the "more likely than not" criteria outlined in SFAS 109.

Net current federal deferred tax assets of $2,800,000 and $2,890,000 are included in "Prepaid expenses and other current assets" in the Consolidated Balance Sheets at June 30, 1996 and 1995, respectively. Also, net noncurrent state deferred tax liabilities of $429,000 and $233,000 are included in "Other liabilities" in the Consolidated Balance Sheets at June 30, 1996 and 1995, respectively.

A reconciliation of the provision for income taxes on continuing operations computed at the U.S. federal statutory income tax rate, 34%, to the tax provision as reported for 1996, 1995 and 1994 is as follows:

                                       Year ended June 30,
- -----------------------------------------------------------
(in thousands)                        1996     1995     1994
- -----------------------------------------------------------
Provision computed
     at U.S. federal
     statutory income
     tax rate                       $3,958   $3,434   $2,590
Increases (reductions)
     in taxes resulting from:
State income taxes,
     net of federal income
     tax benefit                       896      800      553
Amortization of
     intangibles                       182      182      182
Tax benefit resulting
     from change in tax
     law allowing a
     retroactive deduction
     for the amortization
     of certain goodwill                 -        -     (174)
Tax exempt interest
     income                              -        -      (14)
Other                                   86      (24)       1
- -------------------------------------------------------------
Total                               $5,122   $4,392   $3,138
=============================================================

During fiscal 1994, the Omnibus Budget Reconciliation Act of 1993 was passed which, among other changes, allows a tax deduction for the amortization of certain goodwill acquired subsequent to July 1991. As a result, a tax benefit of $174,000 was recorded in fiscal 1994 resulting from the fiscal 1993 amortization of goodwill from the acquisition of Allied Bond that became deductible due to the tax law change.

10. RETIREMENT PLANS:

The Company has defined contribution plans covering substantially all of its employees. The contributions to these plans generally represent a percentage of employee salary. The costs of the plans, which are funded currently, amounted to $479,000, $494,000, and $357,000, in the years ended June 30, 1996, 1995 and
1994, respectively.

Certain officers, directors and key employees of the Company have agreements which provide for deferred compensation after termination of active employment. The Company accrues the estimated total deferred compensation under each agreement over the expected period of active employment. Deferred compensation expense during the years ended June 30, 1996, 1995 and 1994 was $432,000, $723,000 and $655,000, respectively.

11. RIGHTS AGREEMENT:

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

12. TREASURY STOCK:

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

The Union Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

13. QUARTERLY DATA (UNAUDITED):
(In thousands, except per share amounts)


                                                        First    Second     Third    Fourth
1996                                                  quarter   quarter   quarter   quarter
- -------------------------------------------------------------------------------------------

Operating revenues                                    $23,987   $24,069   $27,237   $28,439
Operating income                                        1,955     1,969     3,696     3,987
Income from continuing operations before
     income taxes                                       1,922     1,962     3,737     4,020
Provision for income taxes                                845       864     1,644     1,769
Income from continuing operations                       1,077     1,098     2,093     2,251
Discontinued operations loss provision
     (net of tax benefit of $935)                           -    (2,065)        -         -
Net income (loss)                                       1,077      (967)    2,093     2,251

Primary and fully diluted income per common share:
     Income from continuing operations                    .19       .19       .36       .38
     Discontinued operations loss provision                 -      (.36)        -         -
     Net income (loss)                                    .19      (.17)      .36       .38



                                                        First    Second     Third    Fourth
1995                                                  quarter   quarter   quarter   quarter
- -------------------------------------------------------------------------------------------
Operating revenues                                    $23,369   $23,917   $24,240   $26,123
Operating income                                        1,740     2,300     2,478     3,789
Income from continuing operations before
     income taxes                                       1,666     2,231     2,453     3,749
Provision for income taxes                                716       960     1,055     1,661
Income from continuing operations                         950     1,271     1,398     2,088
Discontinued operations loss provision
     (net of tax benefit of $2,800)                         -         -    (5,200)        -
Net income (loss)                                         950     1,271    (3,802)    2,088

Primary income per common share:
     Income from continuing operations                    .17       .22       .25       .37
     Discontinued operations loss provision                 -         -      (.92)        -
     Net income (loss)                                    .17       .22      (.67)      .37

Fully diluted income per common share:
     Income from continuing operations                    .17       .22       .25       .36
     Discontinued operations loss provision                 -         -      (.92)        -
     Net income (loss)                                    .17       .22      (.67)      .36

The Union Corporation and Subsidiaries

MANAGEMENT'S REPORT AND
REPORT OF INDEPENDENT AUDITORS
- -----------------------------------------

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


NICHOLAS P. GILL

Nicholas P. Gill
Vice President,
Chief Financial Officer



REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Union Corporation

We have audited the accompanying consolidated balance sheets of The Union Corporation and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Union Corporation and subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

As described in Note 9 to the consolidated financial statements, during the year ended June 30, 1994 the Company changed its method of accounting for income taxes.

                                                     ERNST & YOUNG LLP

New York, New York
August 16, 1996

THE UNION CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ---------------------------------------------
(Years referred to are Fiscal Years)

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remained strong and liquid at June 30, 1996 with cash and short-term investments totaling $43,163,000, working capital of $30,837,000 and net worth of $62,993,000. During the twelve months ended June 30, 1996 the net cash provided by operating activities was $8,407,000, compared to $7,493,000 a year ago. This increase was principally attributable to an increase of approximately $800,000 in Income from continuing operations, an increase in accounts payable and accrued expenses, principally due to the start-up of the new outsourcing businesses, partially offset by an increase in accounts receivable, principally due to the increase in revenues from the new outsourcing businesses, and increases in other current assets and other assets, which primarily represent amounts deposited into a trust established to fund the deferred bonuses previously earned by the chairman of a subsidiary of the Company (see discussion below). The aggregate cash disbursements related to discontinued operations of the Company increased approximately $350,000 in 1996 compared to a year ago.

The Company fulfilled its commitment to make compensation for the government's civil claims involving the Company's former Gichner Systems Group division (the "Gichner Division") and paid $5,550,000 to the federal government in September 1996. (See Note 2 of Notes to Consolidated Financial Statements for additional information).

As of September 16, 1996, the Company held approximately 2,941,000 shares of its common stock at an aggregate cost of $36,806,000. Future purchases, if any, by the Company of its common stock will be funded with available funds.

Capital expenditures, excluding capital lease obligations, were $2,383,000 in fiscal 1996 compared to $1,177,000 in fiscal 1995. The fiscal 1996 capital expenditures principally represent costs related to the purchase of computer, telecommunications and office equipment by Transworld Systems, Allied Bond and Capital Credit and office equipment and leasehold improvements by Interactive Performance. The Company anticipates that capital expenditures of approximately $3,000,000 will be made during fiscal 1997.

In December 1992, the Company completed the acquisition of Allied Bond for an initial purchase price of approximately $40,300,000. In addition, contingent payments not to exceed approximately $8,300,000 may be payable by the Company based upon Allied Bond attaining certain earnings levels over the five and one-half year period ending June 30, 1998. As of June 30, 1996, $904,000 of such contingent payments have been made. The acquisition was financed in part from $20,000,000 borrowed under an existing unsecured $25,000,000 two year revolving line of credit furnished by a bank (the "Credit Agreement"). During fiscal 1996, the Company received written confirmation that the bank will extend the revolving line of credit until December 31, 1998, at which time the revolving line of credit will convert to a three year term loan.

Under the new terms of the Credit Agreement, the aggregate principal amount outstanding, which is limited to a maximum of $20,000,000, under the revolving line of credit on December 31, 1998 must be repaid by the Company in twelve quarterly installments commencing March 31, 1999 and ending December 31, 2001. Each of the first eleven installments must be in an amount equal to one-twentieth of the outstanding loan balance on December 31, 1998, with the twelfth installment equal to the amount necessary to repay the then unpaid principal amount of the loan. The maximum amount of letters of credit that the bank will issue under the Credit Agreement is $5,000,000. At June 30, 1996, the Company was contingently liable for outstanding letters of credit aggregating approximately $3,725,000 which reduced the amount available for letters of credit under the Credit Agreement to approximately $1,275,000.

Pursuant to a March 1995 amendment (the "Amendment") to the Company's employment agreement with the Chairman of the Company (the "Employment Agreement"), an amount equal to the discounted net present value of the deferred compensation payable to the Chairman under the Employment Agreement will be paid to the Chairman at the time of his retirement. The discounted net present value of the deferred compensation at June 30, 1996 was approximately $3,000,000, which amount is included in "Other liabilities" in the Consolidated Balance Sheets. The Amendment also extends the term of the Chairman's employment to December 31, 1997 and provides for the Company to deposit into a trust, at the time of the Chairman's retirement, an amount equal to the discounted net present value of the aggregate consulting fees to be paid by the Company to the Chairman for consulting services to be rendered by the Chairman for a period of up to ten years following his retirement; previously such consulting services were to be rendered by the Chairman for the remainder of his life. The discounted net present value of the aggregate consulting fees was approximately $2,250,000 at June 30, 1996, which will be expensed as the services are rendered.

In accordance with the employment agreement dated July 1, 1995 with the chairman of a subsidiary of the Company, the subsidiary deposited approximately $1,500,000 into a trust during fiscal 1996, which represented the deferred bonuses, and related interest, previously earned by the chairman. In accordance with the agreement, the chairman withdrew $250,000 in January 1996 and may withdraw $250,000 each January thereafter until the entire amount deposited in the trust, including all earnings and accretions thereto, has been paid. The chairman may also withdraw the balance remaining in the trust upon retirement. As of June 30, 1996, $250,000 of the balance remaining in the trust is included in the Consolidated Balance Sheet in "Prepaid expenses and other current assets" and $1,000,000 is included in "Other assets and deferred charges".

The Company sold the assets and business of the Gichner Division to Gichner Systems Group, Inc. (the "Purchaser") in 1989 and, accordingly, reflected the Gichner Division as a discontinued operation in the Company's Consolidated Statements of Operations. In 1991 the Purchaser informed the Company that false pricing information might have been supplied by former officers of the Gichner Division, who were also members of the group that purchased the Gichner Division from the Company and officers of the Purchaser, in connection with certain government contracts negotiated prior to the sale. After investigation, those of the former officers who were then working for the Purchaser were terminated for cause, and the Company and Purchaser tendered to the Department of Defense a report of the results of their investigation.

The Purchaser, which has pled guilty to obstruction of justice as a result of its hindrance of the government's investigation and its destruction of documents related to this matter, commenced suit against the Company in which it alleges misrepresentation and breach by the Company of provisions of the Purchase Agreement and asserts claims for damages and indemnification. The Company denies each of the claims and intends to vigorously defend this action.
Although management believes the reserve established for this matter is adequate based on current information, there is no way to be certain that future developments will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision. The Company does not anticipate, based on current information, that the resolution of this matter will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments.

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

The second group of matters relates to environmental issues on properties currently or formerly owned or operated by a subsidiary or division of the Company. These cases generally involve matters for which the Company or an inactive subsidiary is the sole or primary responsible party. In one such case, however, although the affected subsidiary fully performed a settlement with the federal government, the government has reopened the matter. A group of financially solvent responsible parties has completed an extensive investigation of this Superfund site under a consent order with the EPA and submitted Remedial Investigation and Feasibility Study Reports (the "Reports") to the EPA, which outline a range of various remedial alternatives for the site. The EPA issued a proposed plan which was subject to public comment. The Company's environmental counsel retained two environmental consulting firms to review and evaluate the Reports and proposed plan. The findings of these consulting firms indicated that many of the assumptions, purported facts and conclusions contained in the Reports and proposed plan are significantly flawed. Notwithstanding the foregoing and the Company's denial of liability because of the prior settlement with the government, the $8,000,000 loss provision included a provision of approximately $4,000,000 for environmental matters. The provision for environmental matters included the estimated legal and consulting costs for this and other sites involving the Company or an inactive subsidiary, the estimated costs to defend the Company's aforementioned settlement with the government regarding this site, and the estimated remediation costs that the Company will incur, based on current information, if its prior settlement with the government is not upheld in court. However, the Company may be exposed to additional substantial liability for this site as additional information becomes available over the long-term. A better estimate of costs associated with any further remediation to be taken at the site cannot be made until a Record of Decision is issued by the EPA, which is expected to be issued in fiscal 1997. Actual remediation costs cannot be computed until such remedial action is completed. Some of the other sites involving the Company or an inactive subsidiary are at a stage where an assessment of liability, if any, cannot reasonably be made.

It is the Company's policy to comply fully with all laws regulating activities affecting the environment and to meet its obligations in this area. In many "generator" liability cases, reasonable cost estimates are available on which to base reserves on the Company's likely allocated share among viable parties. Where insufficient information is available regarding projected remedial actions for these "generator" liability cases, the Company has recorded what it believes to be reasonable estimates of its potential liabilities. Reserves for liability for sites on which former operations were conducted are based on cost estimates of remedial actions projected for these sites. All known environmental claims are periodically reviewed by the Company, where information is available, to provide reasonable assurance that adequate reserves are maintained. Reserves recorded for environmental liabilities are not net of insurance or other expected recoveries. Other than the aforementioned loss provision that was recorded by the Company during fiscal 1995, no significant expenses related to environmental matters were recorded by the Company during the three years ended June 30, 1996 due to the adequacy of previously recorded reserve balances based on information available at that time. Management believes that reserves established to meet known and potential environmental liabilities are adequate based on current information. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments. However, there is no way to be certain that future developments relating to environmental matters will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision.

In a lawsuit brought in 1993 by three individuals engaged by Transworld Systems as independent contractors, in which it was alleged that Transworld Systems has improperly treated the plaintiffs as independent contractors rather than employees, all of the asserted claims were dismissed by the Court in 1996 with prejudice.

Some of the same persons and others have also brought suit against Transworld Systems and certain of its directors and officers, alleging breach of contract and mental distress as a result of Transworld Systems' failure to supply plaintiffs with certain business information including copies of a monthly publication distributed by Transworld Systems. Several persons have also brought suit alleging wrongful termination. The claims in these actions against Transworld Systems have been reviewed by counsel and, based upon their assessment, management has concluded that the claims are without merit.

Four alleged class actions have been brought against Transworld Systems by debtors who received written collection notices from either Transworld Systems or its Credit Management Services division. Plaintiffs in these actions allege that such letters violated various provisions of the federal Fair Debt Collection Practices Act or comparable state regulations. The claims in these actions against Transworld Systems have been reviewed by counsel and, based on their assessment, management has concluded that the claims are of doubtful merit. Transworld Systems intends to vigorously defend these actions.

Management believes that current cash and short-term investments and its future cash flows from operations are sufficient to provide for anticipated working capital, debt service and capital expenditure requirements.

Results of Operations
1996 Compared to 1995

OPERATING REVENUES

Operating revenues increased to $103,732,000 in 1996 compared with $97,649,000 in 1995 due to increases in revenues at Transworld Systems and Capital Credit and the inclusion of revenues from the Company's recently formed Interactive Performance and High Performance Services subsidiaries, which began operations in the third and fourth quarters of fiscal 1996, respectively. Revenues at Transworld Systems were $59,553,000 in 1996 compared with $57,144,000 in 1995. Revenues at Capital Credit increased by 18% compared with a year ago, which resulted from the increase in the level of placements received from its clients during fiscal 1996. Revenues at Allied Bond decreased 2% in fiscal 1996 compared with a year ago due to changing market conditions previously reported such as reduced collectibility of accounts placed for collection and lower commission rates in certain key markets. However, Allied Bond also reported an increase in the dollar value of accounts placed with Allied Bond for collection by its clients in 1996 compared with a year ago, and increases in the average amount collected per collector and in the total amount collected on behalf of its clients during fiscal 1996 compared with a year ago.

OPERATING INCOME

Operating income increased 13% to $11,607,000 in 1996 compared with $10,307,000 in 1995 due to increases at Transworld Systems and Capital Credit, the inclusion of the operating results of Interactive Performance and High Performance Services and a decrease in Corporate office expenses, partially offset by a decrease in operating income at Allied Bond. Transworld Systems reported a 6% increase in operating income to $13,866,000, before amortization of goodwill, compared with $13,057,000 a year ago and an operating margin of 22% after amortization of goodwill. Capital Credit reported a 57% increase in operating income compared to a year ago. Although Allied Bond reported a decrease in operating income compared with a year ago, it continued to operate profitably, after amortization of goodwill and depreciation expense related to its acquisition, in spite of the changing market conditions described above. In fiscal 1995, Corporate office expenses included legal fees of approximately $700,000 related to discontinued operations of the Company. These legal fees were expensed prior to the third quarter of fiscal 1995, at which time the Company recorded the $8,000,000 pretax loss provision for discontinued operations.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense increased $25,000 to $1,475,000 in 1996 from $1,450,000 in 1995 due to increases in the interest rates charged for borrowings under the Credit Agreement.

Interest income increased $267,000 to $1,509,000 in 1996 from $1,242,000 in 1995 due to higher average short-term interest rates. During the year ended June 30, 1996, the Company primarily invested its excess cash balances in commercial paper with short-term maturities and overnight time deposits. During the year ended June 30, 1995, the Company primarily invested its excess cash balances in commercial paper and U.S. government securities, both with short-term maturities, and overnight time deposits.

INCOME TAXES

The Company's effective income tax rate for continuing operations was 44% in 1996 compared to 43% in 1995.

DISCONTINUED OPERATIONS LOSS PROVISION

The Company recorded a $3,000,000 loss provision ($2,065,000 net of tax benefit), or $.36 loss per share, during the second quarter of fiscal 1996 for its Discontinued Operations, which provision, combined with amounts previously reserved in connection with the previously reported matters involving the Company's former Gichner Systems Group division, covered all costs of the settlements with the government, and included an accrual for the estimated legal and accounting fees related to the government claims and other costs related to certain discontinued operations of the Company, all of which were terminated or otherwise disposed of prior to fiscal 1990. The net loss provision of $2,065,000 is included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1996.

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

INCOME TAXES

The Company's effective income tax rate for continuing operations was 43% in 1995 compared to 41% in 1994. The Company adopted SFAS 109, "Accounting for Income Taxes", effective July 1, 1993. Although the change in accounting for income taxes did not have a material effect on "Income before cumulative effect of change in accounting for income taxes" for the year ended June 30, 1994, the cumulative effect of the change increased net income by $1,068,000, or $.17 per share. See Note 9 of Notes to Consolidated Financial Statements for an additional description of income taxes.

DISCONTINUED OPERATIONS LOSS PROVISION

The Company recorded an $8,000,000 loss provision ($5,200,000 net of tax benefit), or $.92 loss per share, during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990. This provision was recorded as a result of developments regarding previously reported matters involving the Company's former Gichner Systems Group division and environmental matters principally involving a site where an inactive subsidiary of the Company fully performed a settlement with the federal government which has reopened the matter. The net loss provision of $5,200,000 was included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1995.

MARKET FOR THE REGISTRANT'S
COMMON STOCK AND RELATED
SECURITY HOLDER MATTERS

The Company's common stock is listed and traded on the New York Stock Exchange. The following table shows the quarterly high and low sales prices as reported for the years ended June 30, 1996 and 1995, respectively.


                         FISCAL YEAR
                             1996
                    ----------------------
Quarter Ending:         High         Low
- ------------------------------------------
September 30, 1995     16 1/2      14 3/8
December 31, 1995      18 3/4      15 1/4
March 31, 1996         21 1/4      16 1/4
June 30, 1996          22 1/8      17 5/8

                         Fiscal Year
                             1995
                    ----------------------
Quarter Ending:         High         Low
- ------------------------------------------
September 30, 1994     13 7/8       8 3/4
December 31, 1994      14 7/8      12 7/8
March 31, 1995         14 3/8      12 1/2
June 30, 1995          15 7/8      13 1/4


The last reported sales price of the Company's common stock on September 16, 1996, as reported on The New
York Stock Exchange, was $22.875 per share.

The approximate number of holders of record of common stock as of September 16, 1996 was 2,786.

Under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on its common stock
(See Note 5 of Notes to Consolidated Financial Statements for additional information).

THE UNION CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA
- -----------------------


(In thousands, except per share amounts)
- ------------------------------------------------------------------------------------------------------------------------------------
For the years ended June 30:    1996       1995       1994       1993       1992
- ------------------------------------------------------------------------------------------------------------------------------------
Operating revenues           $103,732   $ 97,649   $ 92,109   $ 80,499   $ 85,942
Total operating costs and
     expenses, before
     restructuring charge      92,125     87,342     84,167     72,871     76,029
Restructuring charge                -          -          -          -      9,000
- ------------------------------------------------------------------------------------------------------------------------------------
Operating income               11,607     10,307      7,942      7,628        913
Interest expense               (1,475)    (1,450)    (1,048)      (687)      (260)
Interest income                 1,509      1,242        723      1,074      2,643
- ------------------------------------------------------------------------------------------------------------------------------------
Income from continuing
     operations before
     income taxes              11,641     10,099      7,617      8,015      3,296
Provision for income taxes      5,122      4,392      3,138      3,345      1,154
- ------------------------------------------------------------------------------------------------------------------------------------
Income  from continuing
     operations                 6,519      5,707      4,479      4,670      2,142
Discontinued operations
     loss provision
     (net of tax benefits
     of $935 and
     $2,800) (Note 2)          (2,065)    (5,200)         -          -          -
- ------------------------------------------------------------------------------------------------------------------------------------
Income before cumulative
     effect of change
     in accounting for
     income taxes               4,454        507      4,479      4,670      2,142
Cumulative effect of
     change in
     accounting for income
     taxes (Note 9)                 -          -      1,068          -          -
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                   $  4,454   $    507   $  5,547   $  4,670   $  2,142
====================================================================================================================================
Primary income per common
 share:
     Income from
      continuing operations  $   1.13   $   1.01   $    .72   $    .71   $    .28
     Discontinued
      operations loss
      provision                  (.36)      (.92)         -          -          -
     Cumulative effect of
      change in
      accounting for income
      taxes                         -          -        .17          -          -
- ------------------------------------------------------------------------------------------------------------------------------------
     Net income              $    .77   $    .09   $    .89   $    .71   $    .28
====================================================================================================================================
Fully diluted income per
 common share:
     Income from
      continuing operations  $   1.12   $   1.00   $    .72   $    .71   $    .28
     Discontinued
      operations loss
      provision                  (.35)      (.91)         -          -          -
     Cumulative effect of
      change in
      accounting for income
      taxes                         -          -        .17          -          -
- ------------------------------------------------------------------------------------------------------------------------------------
     Net income              $    .77   $    .09   $    .89   $    .71   $    .28
====================================================================================================================================
At June 30:
     Current assets          $ 58,158   $ 48,328   $ 42,685   $ 40,169   $ 70,657
     Current liabilities       27,321     22,996     20,930     18,201     21,136
- ------------------------------------------------------------------------------------------------------------------------------------
     Working capital         $ 30,837   $ 25,332   $ 21,755   $ 21,968   $ 49,521
====================================================================================================================================
     Property, buildings
      and equipment, net     $  9,168   $  9,283   $ 10,812   $ 12,737   $  8,098
     Total assets             122,986    113,163    110,195    110,085    101,935
     Long-term debt
      (excluding current
      portion)                 20,634     20,763     20,973     21,036        900
     Treasury stock, at cost   36,806     36,806     36,292     29,233     14,444
- ------------------------------------------------------------------------------------------------------------------------------------


Note: The fiscal 1993 amounts include the results of Allied Bond following its acquisition in December 1992. A $9,000,000 restructuring charge was recorded in fiscal 1992 for the costs related to the reduction of the Company's Capital Credit Corporation subsidiary to a size commensurate with the reduced volume of business resulting from the discontinuance of business from American Express, its then largest customer. Therefore, fiscal 1993 and thereafter do not include any revenues or direct expenses related to American Express while approximately $19,600,000 of revenues for the Company's Capital Credit Corporation subsidiary were derived from American Express in fiscal 1992. Additionally, under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on its common stock (See Note 5 of Notes to Consolidated Financial Statements for additional information).

THE UNION CORPORATION AND SUBSIDIARIES

CORPORATE INFORMATION
- -----------------------------------------------
THE UNION CORPORATION
145 Mason Street
Greenwich, CT  06830
Telephone (203)629-0505

REGISTRAR AND TRANSFER AGENT
Boston EquiServe
150 Royall Street
Canton, MA  02021
Telephone (800)733-5001

SECURITIES LISTINGS
New York Stock Exchange, Inc.
(Symbol UCO) Common Stock

ANNUAL MEETING
The annual meeting of shareholders of the Company will be held on Thursday, November 14, 1996.

FORM 10-K
A copy of The Union Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders on request. For a copy of Form 10-K, please write to:

The Union Corporation
145 Mason Street
Greenwich, CT  06830
Attn:  Nicholas P. Gill
       Secretary

OPERATING COMPANIES
FINANCIAL SERVICES

TRANSWORLD SYSTEMS INC.
5880 Commerce Boulevard
Rohnert Park, CA 94928

CAPITAL CREDIT CORPORATION
8000 Arlington Expressway
Jacksonville, FL 32211

ALLIED BOND & COLLECTION AGENCY, INC.
One Allied Drive
Neshaminy Interplex
Trevose, PA 19047

INTERACTIVE PERFORMANCE, INC.
4275 Bridgeview Drive
North Charleston, SC 29405

HIGH PERFORMANCE SERVICES, INC.
8000 Arlington Expressway
Jacksonville, FL 32211

DIRECTORS

MELVIN L. COOPER
Chairman of the Board and Chief Executive Officer

JOHN E. ANGLE
Retired:  Formerly Executive Vice President, Production
U.S. Steel Corporation

GORDON S. DUNN
Chairman
Transworld Systems Inc.

WILLIAM B. HEWITT
Chairman and Chief Executive Officer of Capital Credit Corporation, Interactive Performance, Inc. and High Performance Services, Inc., and President and Chief Operating Officer of The Union Corporation

ROBERT A. KERR
Retired:  Formerly Chairman and Chief Executive Officer
Banc One, Dayton, Ohio

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

EXECUTIVE OFFICERS

MELVIN L. COOPER
Chairman of the Board and Chief Executive Officer

WILLIAM B. HEWITT
President and Chief Operating Officer

NICHOLAS P. GILL
Vice President, Treasurer, Secretary
and Chief Financial Officer

EXECUTIVE MANAGEMENT GROUP /1/

Melvin L. Cooper                        George M. Macaulay /2/
Gordon S. Dunn                          Bernard Silver /3/
Nicholas P. Gill                        Herbert R. Silver
William B. Hewitt                       Sheldon Zucker /4/


1. Members of the Executive Management Group are considered "executive officers" for purposes of reporting under Section 16 and Regulation 14A of the Securities and Exchange Act of 1934, as amended.
2. George M. Macaulay is President of Transworld Systems Inc.
3. Bernard Silver is Co-Chairman and Co-Chief Executive Officer of Allied Bond & Collection Agency, Inc.
4. Sheldon Zucker is Executive Vice President and Chief Operating Officer of Allied Bond & Collection Agency, Inc.

SPACE FOR NOTES
- ------------------------------------------------

THE UNION

     CORPORATION

145 Mason Street
Greenwich, CT 06830