Form 10-K405, Exhibit 13
period 1997-06-30
UNION CORP
filed 1997-09-29
CIK 100817

                                                                      EXHIBIT 13

                              1997 ANNUAL REPORT

                                   THE UNION
                                       CORPORATION


[Photo omitted of a teleservice representative.]

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------
                               COMPANY PROFILE:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

A leader in its field, The Union Corporation furnishes a broad range of credit and receivables management outsourcing services to large and small businesses, and is positioned for greater growth as companies increasingly seek benefits that "outsourcing" provides.

Through its subsidiaries -- Transworld Systems, Interactive Performance, High Performance Services, Allied Bond & Collection Agency, and Capital Credit -- The Union Corporation fills demanding clients' needs. Among them are: credit authorization, customer service, credit usage management, management and collection of accounts receivable, and a variety of related inbound and outbound call-center services.


--------------------------------------------------------------------------------

[Map omitted of the continental United States that shows the location of Transworld Systems' 133 Sales Offices and the Company's 27 Call-Centers.]

--------------------------------------------------------------------------------



TABLE OF CONTENTS

1....................................Financial Highlights
2....................................Report to Shareholders
5....................................Business Overview
11...................................Financials

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
                             FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Company's financial performance was impressive in fiscal 1997. Operating profits rose 22%, revenues grew 17%, and earnings per share increased 21%. Equally important, the Company achieved a firm foothold during the year in a burgeoning new business known as "call-center outsourcing."


[Graph omitted that shows the Revenues of the Company based on the following data:
-----------------------------------------
            REVENUES
Fiscal Years 1993-1997   ($ in millions)

        93*      80.5
        94       92.1
        95       97.6
        96**    103.7
        97      121.7
-----------------------------------------

* Fiscal year 1993 includes results of Allied Bond following its acquisition in December 1992.

** Fiscal year 1996 includes the results of Interactive Performance and High Performance Services since the commencement of their operations during the third and fourth fiscal quarters, respectively.]


[Graph omitted that shows the Operating Income* of the Company's Subsidiaries based on the following data:
----------------------------------------
         OPERATING INCOME*
         FROM SUBSIDIARIES

Fiscal Years 1993-1997   ($ in millions)

        93**    12.0
        94      14.2
        95      16.9
        96      17.3
        97      21.3
----------------------------------------

* Represents operating income of Union's subsidiaries before goodwill and depreciation expenses related to purchase accounting adjustments. Also excludes Union's corporate office expenses.

** Fiscal year 1993 includes the results of Allied Bond following its acquisition in December 1992.]


[Graph omitted that shows the Cash Generated* by the Company's Subsidiaries based on the following data:
----------------------------------------
           CASH GENERATED*
           BY SUBSIDIARIES

Fiscal Years 1993-1997   ($ in millions)

        93**    13.9
        94      16.4
        95      18.9
        96      19.4
        97      24.0
----------------------------------------

* Represents cash generated by Transworld Systems, Allied Bond, Capital Credit, Interactive Performance and High Performance Services, as measured by profit before taxes, amortization of goodwill and depreciation expense, and Union's corporate office expenses.

** Fiscal year 1993 includes the results of Allied Bond following its acquisition in December 1992.]

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------
                            REPORT TO SHAREHOLDERS
--------------------------------------------------------------------------------

Fiscal 1997 was a pivotal year in the evolution of The Union Corporation; a year of change.

--------------------------------------------------------------------------------

        The Company's financial performance was impressive. Operating profits rose 22%, earnings before interest, taxes, depreciation and amortization expense increased 20%, revenues grew 17%, and earnings per share increased 21%. Equally important, the Company achieved a firm foothold in a burgeoning new business known as "call-center outsourcing." It is a development for which we began to lay the foundation two years ago.

        Our 1995 annual report mentioned that the Company was "exploring" opportunities to provide outsourcing services to major corporations. Last year, we noted that contractual agreements had been signed with "three major outsourcing clients." Today, after more than a year of successful operation under those contracts, we are pleased to report that the Company has exceeded the expectations of our clients, in terms of both cost and performance, as evidenced by the comments of our two largest call-center clients, AT&T Corp. and Advanta Corp. (pages 7 and 10).

        With its well-established and respected position as a leader in the business of credit and accounts receivable management outsourcing, The Union Corporation is ideally positioned to benefit as the industry flourishes. To provide shareholders with a full appreciation of the Company's strategic objectives, it is worthwhile to look briefly at where outsourcing has been and where it is today.

AN EXPANDED OBJECTIVE.

        The concept of outsourcing has been in place for years. The emphasis has recently changed, however, from reducing a company's in-house costs by hiring an outside provider to perform non-core business functions, rather than handling those functions within its own organization.

        Today it is recognized that in addition to helping to lower costs, a provider of specialized outsourced services can often do a better and more effective job than the company might do itself. For example, The Union Corporation's expertise in credit and accounts receivable management results in improved receivables recoveries and portfolio performance for companies that turn to us. These clients benefit from reduced write-offs and other savings that are in the aggregate a multiple of the operational cost savings. We refer to this as "portfolio leverage," and it has been a key to our success with a number of clients.

[Graphic text box omitted that contains the following statement: The Company's financial performance was impressive. Operating profits rose 22%, earnings before interest, taxes, depreciation and amortization expense increased 20%, revenues grew 17%, and earnings per share increased 21%. Equally important, the Company achieved a firm foothold during the year in a burgeoning new business known as "call-center outsourcing."]

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

        Such rewards for existing and new clients were envisioned when your Company's management devised the new strategy to broaden our business base beyond traditional third-party accounts receivable management. It was seen that as deregulation affects telecommunications companies and firms in such fields as financial services and utilities, they would have to compete in a new, unfettered marketplace. Consequently, there will be a growing demand for the "portfolio leverage," improved customer care and lower costs that a specialized outsourcing firm can deliver.

        In addition, a new relationship develops between a company that turns to outsourcing to meet its objectives and the company that provides the needed services. The traditional relationship most likely would have been merely one of buyer and seller. Now it is more of a partnership, as each company works closely with the other toward the achievement of mutual goals.

        Currently serving as a provider of outsourced call-center services to such major clients as AT&T Corp., Lucent Technologies and Advanta Corp., Union is well on its way toward a principal goal: achieving a strong position in the growing outsourcing industry -- one that some forecasters believe will be a $100 billion market before the end of the 1990s.

A STRONG FOUNDATION.

        Much of the foregoing emphasizes The Union Corporation's success in broadening its value as an outsourcing provider of services related to our traditional business. There should be no doubt, however, that a fundamental strength of the Company lies in the marketplace's acknowledgment of our leadership role in third-party accounts receivable management.

        Our expertise and proven skills in accounts receivable management -- furnished to long-term clients and an increasing number of new ones by our Transworld Systems, Allied Bond & Collection and Capital Credit subsidiaries -- contributed significantly to the improved financial results in fiscal
1997.

IMPRESSIVE FINANCIAL PERFORMANCE.

 . The operating results for fiscal 1997 represent the highest revenue, operating income and earnings per share ever reported by the Company for any fiscal year since Union became a pure financial services company in 1989.

 . Consolidated revenue increased 17% to $121.7 million in fiscal 1997, compared with the prior year, reflecting record revenues at Transworld Systems, a 10% increase in revenues at Capital Credit and the inclusion of revenues from Union's call-center outsourcing services subsidiaries.

 . Operating income was $14.2 million in fiscal 1997, an increase of 22%, compared with the prior year. Fiscal 1997 primary earnings per share for Income from continuing operations increased to $1.37 per share, compared with $1.13 per share in fiscal 1996.

 . Cash generated* by the Company's operating subsidiaries, as measured by profit before taxes, amortization of goodwill and depreciation expense, and Union's corporate office expenses, was a record $24 million.

 . Union's financial condition remained strong and liquid at June 30, 1997, with cash and short-term investments of approximately $49 million, working capital of approximately $41 million and net worth of approximately $72 million.

[Graphic text box omitted that contains the following statement: Cash generated* by the Company's operating subsidiaries was a record $24 million.]

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

STRENGTHENED MANAGEMENT.

        In other developments, your Company announced the appointment of Bill Hewitt as Chief Executive Officer in July 1997 and welcomed three new members to the Board of Directors. Mr. Hewitt, who joined The Union Corporation in 1991 as Chairman of Capital Credit, has served as President and Chief Operating Officer of Union since 1995. With skills and strengths that complement those of your Chairman, he is the architect of the Company's new expansion strategy and played a major role in establishing the High Performance and Interactive Performance subsidiaries.

        The Board of Directors elected Nicholas Gill Executive Vice President in recognition of his many contributions to the success of Union. Mr. Gill continues to serve as the Company's Chief Financial Officer.

        Joining the board are Herbert A. Denton, Robert A. Marshall, and James
M. McCormick. Mr. Denton is the president and co-founder of Providence Capital, Inc. Mr. Marshall, a consultant to the financial services industry, formerly headed Advanta National Bank and was an executive vice president at its parent, Advanta Corp. Mr. McCormick is president and a founder of First Manhattan Consulting Group. Each new director has a well-earned reputation for his diligent efforts to increase shareholder value, and we are proud that they have chosen to work with us. In welcoming them, we take this opportunity to acknowledge the inestimable contributions made over years of long service by retiring board members John E. Angle and Stuart J. Northrop. The Union Corporation's management, shareholders, and employees have benefitted from their guidance and untiring efforts on behalf of the Company. We shall miss them both.

ADDING IT UP.

        In view of what you have read to this point, it seems natural to have settled on the theme for this report that The Union Corporation is well-positioned for sustained growth ...

 . Well-positioned to continue to provide demanding clients with the superior results, high-quality performance, and variety of services they rely on in these increasingly competitive times ...

 . Well-positioned by its leadership status, top-flight operating management, and sound financial condition to expand successfully into new related areas of opportunity ...

 .  Well-positioned to further maximize value for shareholders.

        We are confident of the Company's future, and we will continue to pursue strategies that will strengthen your Company and increase shareholder value in the years ahead.


Respectfully,


MELVIN L. COOPER              WILLIAM B. HEWITT


Melvin L. Cooper              William B. Hewitt
Chairman of the Board         President and Chief Executive Officer



September 16, 1997

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------
                               Business Overview
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Beginning in fiscal 1995, The Union Corporation undertook to expand its business base beyond that of its traditional role of collecting past-due debt through "third-party intervention" into "call-center outsourcing" services. The Company has significant strengths in third-party collections such as: dedicated and well-trained people, experienced operating management, a proven track record of strong performance and service to our clients, and sophisticated nationwide collection systems. It has become increasingly apparent that many of those same resources can be of value to companies well before the need for third-party collections.

 . For example, our expertise in telephonic "call-center" communications can serve credit grantors early on to ascertain customers' creditworthiness, to gather data to maintain their account records, and to provide customer service.

 .  Also, our accounts receivable management skills can be applied to perform
   "usage management." These skills come into play in advance of delinquency to determine whether select customers' credit usage and credit worthiness are cause for concern. Thus, a "warning flag" can be raised at any sign of trouble.

 . At the same time, our recognized proficiency in our core business continues to give credit grantor clients assurance of full control over the important element of accounts receivable management and collection.

        The Union Corporation has identified, as sales targets, companies in four large markets, which represent the greatest opportunity to utilize one or more of our services. These markets are large telecommunications, financial services, power generation and distribution firms, and small and medium size companies. Indicative of our successful efforts is the fact that the Company at present provides credit and/or accounts receivable management services to 16 of the top 25 U.S. bankcard issuers, to six of the ten largest telecommunications companies and to over 40,000 small and medium size companies. This market focus permits The Union Corporation to capitalize on strong client relationships, relevant economic trends, and its core competencies.

        Our aim to become an outsourcing "arm" of increasingly competitive and cost-conscious companies in a deregulated environment is supported by a solid infrastructure. With 133 sales offices, 27 "call-centers," modern electronic communications, and experienced operating management, the Company is prepared to provide current and new customers with a variety of credit and receivables management services to suit their business needs.

        Combined with management's attention toward increasing productivity and controlling costs, a successful marketing effort of our credit and receivables management outsourcing services can be expected to result in earnings growth.

[Graphic text box omitted that contains the following statement: Beginning in fiscal 1995, The Union Corporation undertook to expand its business base beyond that of its traditional role of collecting past-due debt through "third-party intervention" into "call-center outsourcing" services.]


TARGET MARKETS
--------------
+  STRONG CORRELATIONS
#  WEAK CORRELATION

                                                          LARGE CORPORATE
                             ----------------------------------------------------------------------
ATTRACTIVENESS ATTRIBUTE        TELECOMMUNICATIONS      FINANCIAL SERVICES      POWER UTILITIES         SMALL CORPORATE
------------------------------------------------------------------------------------------------------------------------
SIZE                                 $4 BILLION             $12 BILLION             $2 BILLION              $4 BILLION
------------------------------------------------------------------------------------------------------------------------
DEREGULATION                             +                       +                      +                       #
------------------------------------------------------------------------------------------------------------------------
INDEPENDENT
SALES FORCE                              #                       #                      #                       +
------------------------------------------------------------------------------------------------------------------------
CALL-CENTER
USAGE                                    +                       +                      +                       #
------------------------------------------------------------------------------------------------------------------------
UNION CORPORATION
RELATIONSHIPS                            +                       +                      #                       +
------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

        The market-focused subsidiaries, described below, bring to bear all the resources of The Union Corporation, with the knowledge and experience needed to serve each client well.

TRANSWORLD SYSTEMS INC.

        Transworld, headquartered in Rohnert Park, California, offers the combination of both fixed-fee and contingency fee collection services. As the leading company of its type in the industry, Transworld has a successful history of growth that is attributable to the strength of its nationwide marketing organization, a high recovery rate, cost-effectiveness and quality of service. Transworld's system reduces customers' in-house collection costs while providing detailed monthly status reports for accounting and control purposes. Its fixed-fee system, Phase I, is based on contacting the debtor with a series of computer generated collection demands sent by mail. Unlike companies whose revenues are derived from contingency collection, Transworld's Phase I system charges a fixed fee currently ranging from $4.75 to $9.95 per account, depending on the number of accounts placed.

        Many customers with small-balance delinquent accounts, ranging between $50 and $100, have found Transworld's Phase I system to be the only economical method of obtaining professional, third-party collection results. Transworld's ability to get clients to make an early assignment of delinquent accounts, usually 45 to 90 days past due, is possible because of the low fixed-fee structure and its sophisticated computerized management reporting system. Transworld also offers clients who purchase systems for 300 or more accounts the option to electronically communicate the debtor information that is necessary to initiate collection demands directly to Transworld's computer system. Many clients experience collection costs as low as 5 to 7 percent of the amount collected, while at the same time eliminating a good deal of their normal billing expenses. The combination of low cost and high recovery rates results in a high customer renewal rate.

        Transworld currently has well over 40,000 customers using its services, from small companies that purchase a system for 45 accounts to major corporations that purchase systems for 100,000 accounts. The potential market in the United States includes more than 5 million companies and businesses with revenues greater than $50,000.

        Transworld's outstanding marketing organization, consisting of more than 700 independent contractors, provides the sales effort and ongoing service essential to the system. This group is highly trained and motivated, and is paid on a commission basis. The building of such a sales force is a formidable barrier to entry for potential competitors. Transworld had 133 sales offices throughout the country and Puerto Rico at year end and plans to open six new sales offices in fiscal 1998.

CREDIT MANAGEMENT SERVICES (CMS)

        Approximately 75% of the clients using Transworld's Phase I system assign those accounts that were not collected during the fixed-fee program to CMS, a division of Transworld, on a contingency fee basis (Phase II). Because a CMS office is opened in a new location only after business has been developed in that area by Transworld's Phase I division, historically it has become profitable within the first month of operation.

        CMS collectors are paid on a commission basis and perform collection services at 19 branch offices, with one new branch office expected to be opened in fiscal 1998. Branch managers, trained and promoted from within, are compensated through a combination of commissions and profit incentives. CMS has developed software packages and computer systems to handle fiduciary reporting and interface with a client base of over 35,000. The average debt assigned to CMS is approximately $600 with an average payment collected in excess of $200. CMS completed another very strong year and had record collections, revenues and profits.

        Transworld's fiscal 1997 consolidated revenues and operating income represent the highest levels ever achieved in any fiscal year. Transworld also continued to maintain its strong operating margin, which was 24% in fiscal 1997, and is well positioned for future growth.

INTERACTIVE PERFORMANCE, INC.

        Interactive Performance, Inc. (IPI) is headquartered in North Charleston, South Carolina. IPI provides a range of credit and receivables management outsourcing services to telecommunications companies. Services including credit authorization, customer service, usage management and receivables management are provided through call centers in South Carolina and Florida. All IPI services-

[Graphic text box omitted that contains the following statement: Transworld's fiscal 1997 consolidated revenues and operating income represent the highest levels ever achieved in any fiscal year.]

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

i.e., receiving or making phone calls and related functions, are performed in the client's name.

        IPI's three call-centers total nearly 65,000 square feet of space and contain in excess of 650 work stations.

        The IPI management team is focused on building long-term relationships with large telecommunications clients. Accordingly, it is anticipated that IPI contracts will include most, if not all, of the following characteristics:
 . Performance targets
 . Multi-year term
 . Cost plus markup and incentive
 . Dedicated facilities and/or staff
 . Enhancement/integration of client systems.

        IPI is a performance-driven company and during fiscal 1997 its strong performance was recognized by:
 .  Being asked by a client to build a 97-seat call-center
 .  Receiving a substantial bonus for work performed for a client

        IPI strives to establish an excellent working environment for its employees by:
 .  Offering attractive wages and benefits
 .  State-of-the-art technology
 .  Three weeks or more of paid training
 .  Attractive facilities
 .  Promotion opportunities and ongoing employee
   motivation, training and support.

        Management believes IPI is well positioned for continued growth.


[Graphic text box omitted that contains the following statement: "The Union Corporation has fully met--or exceeded--our expectations in providing receivables management outsourcing services." Brent Bostick, Vice President, AT&T, Credit and Receivables Mgt.]

[Photo omitted of an AT&T customer statement.]

[Photo omitted of the interior of Interactive Performance, Inc.'s North Charleston, SC Call-Center facility.]

[Graphic text box omitted that contains the following statement: For well over a year, Union's Interactive Performance, Inc. subsidiary has successfully handled receivables management services for AT&T's Consumer Markets Division at a new North Charleston, SC facility. Working closely with the client, Union built-out and staffed the entire operation, getting the center up and running on schedule and within budget.]

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

HIGH PERFORMANCE SERVICES, INC.

        High Performance Services, Inc. (HPSI) serves the financial services industry. HPSI, headquartered in Jacksonville, Florida, provides a full range of credit and receivables management services in the name of its clients.

        Currently providing customer service for a leading credit card issuer, HPSI is negotiating with another major financial services firm to provide a usage management capability.

        HPSI is in most respects (e.g., long-term client relationship focus, performance emphasis, management style) analogous to IPI, but with financial services industry knowledge and expertise.

        Management believes that this industry focus, coupled with strong performance, positions HPSI for continued growth.

ALLIED BOND & COLLECTION AGENCY, INC.

        Allied Bond & Collection Agency, headquartered in Trevose, Pennsylvania, is a well-managed third-party contingency and fixed-fee basis collection and teleservicing company with a nationally recognized reputation for superior performance and service. Allied includes among its clients many of the larger consumer credit grantors across a broad spectrum of industries such as banking, oil refining and distribution companies, student loan servicing, retail, travel and entertainment, utilities and telecommunications, and enjoys a significant share in many of these markets. Through superior performance and service, Allied has been able to increase its market share in several of these areas. Additionally, the Company reported record placements in both dollars and the number of accounts processed; and by focusing on col-

[Graphic text box omitted that contains the following statement: Allied achieved a 38% increase in operating income over fiscal 1996.]

--------------------------------------------------------------------------------

The Ingredients for Delivering Excellence...


[Graphic image omitted that contains the following photos:
        - the exterior of Interactive Performance, Inc.'s North Charleston, SC Call-Center facility; and
        - a training class room.]

An attractive
facility...


                        ...with thorough
                        training...


--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

lector productivity and cost control, Allied achieved a 38% improvement in operating income over the prior year.

        Post charge-off collection work has long been outsourced by credit grantors. More recently, however, the concept of outsourcing has been expanded to include many aspects of the receivables management process that were traditionally performed by credit grantors as an in-house operation. Allied Bond has responded to these opportunities by developing innovative programs for both its existing customer base and for new customers and markets. These new programs, some on a fee-per-account basis, include early-out and pre-charge-off intervention, as well as customer relations and service calling missions. Through its strong, in-depth management, Allied has employed a consistent philosophy that has served both it and its clients well throughout Allied's 39-year history. The foundation of that philosophy consists of maintaining a highly trained, well-supervised collector staff committed to achieving positive results in an efficient and professional manner for all of Allied's clients.

        By being flexible and innovative in its collection services, techniques, and technology employed, Allied has kept its leadership position and retains a solid basis upon which it will continue to improve its financial and operational performance.

CAPITAL CREDIT CORPORATION

        Capital Credit provides third-party contingency and fixed-fee collection services to large national clients primarily in four major market segments:

 . Bankcard              . Travel and Entertainment
 . Telecommunications    . Government

[Graphic text box omitted that contains the following statement: Capital Credit increased operating income by 28% in fiscal 1997 compared with the prior year.]

--------------------------------------------------------------------------------

 .. The Union Corporation Way.

[Graphic image omitted that contains the following photos:
        - a teleservice representative;
        - telecommunications equipment; and
        - a group of teleservice representatives at work.]

                                                ...state-of-the-art
                                                technology...

                                                          ...and ongoing
                                                          motivation, training
                                                          and support.



       Knowledgeable, skilled,
       Union Corporation
       Teleservice Representatives

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

        Capital Credit, headquartered in Jacksonville, Florida, had a strong year in fiscal 1997 with some notable accomplishments:

 .  Revenues increased 10%

 .  Operating income increased 28%

 . A major credit card issuer selected Capital Credit as its Agency of the Year, for the second year in a row

 . Capital Credit won and has performed well on several pre-charge-off outsourcing projects.

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

        Based upon strong client performance, management believes Capital Credit is well positioned for continued growth.


--------------------------------------------------------------------------------


[Graphic text box omitted that contains the following statement: "We set our time, cost, and quality targets -- and HPSI responded quickly and effectively to meet them!" Jim Allhusen, President, Advanta Personal Payment Services]

[Photo omitted of two Advanta Corp. credit cards.]

[Graphic text box omitted that contains the following statement: When Advanta Corp. management determined that the company's strong growth called for an external partner, it turned to Union's High Performance Services, Inc. Currently handling approximately 10% of Advanta's credit card customer service calls the HPSI subsidiary once again is proving the value of outsourcing.]

[Photo omitted of a teleservice representative.]

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries
-------------------------------------------------------------------------------

                               FINANCIAL REVIEW

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

12........................  Consolidated Statements of Operations
13........................  Consolidated Balance Sheets
14........................  Consolidated Statements of Cash Flows
15........................  Consolidated Statements of Shareholders' Equity
16........................  Notes to Consolidated Financial Statements
27........................  Management's Report
27........................  Report of Independent Auditors
28........................  Management's Discussion and Analysis of Financial
                              Condition and Results of Operations
34........................  Selected Financial Data
35........................  Corporate Information

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Consolidated Statements of Operations
-------------------------------------------------------------------------------

For the years ended June 30, 1997, 1996 and 1995

--------------------------------------------------------------------------------------
(In thousands, except per share amounts)                   1997       1996       1995
--------------------------------------------------------------------------------------

Operating revenues                                       $121,709   $103,732   $97,649
--------------------------------------------------------------------------------------
Expenses:
  Operating expenses                                       79,311     67,877    63,482
  Selling, general and administrative expenses             23,635     20,190    19,759
  Depreciation and amortization                             4,562      4,058     4,101
--------------------------------------------------------------------------------------
Operating costs and expenses                              107,508     92,125    87,342
--------------------------------------------------------------------------------------
Operating income                                           14,201     11,607    10,307
Interest expense                                           (1,417)    (1,475)   (1,450)
Interest income                                             1,673      1,509     1,242
--------------------------------------------------------------------------------------
Income from continuing operations before income taxes      14,457     11,641    10,099
Provision for income taxes                                  6,361      5,122     4,392
--------------------------------------------------------------------------------------
Income from continuing operations                           8,096      6,519     5,707
Discontinued operations loss provision
  (net of tax benefits of $935 and $2,800)                      -     (2,065)   (5,200)
--------------------------------------------------------------------------------------
Net income                                               $  8,096   $  4,454   $   507
======================================================================================

Primary income per common share:
  Income from continuing operations                      $   1.37   $   1.13   $  1.01
  Discontinued operations loss provision                        -       (.36)     (.92)
--------------------------------------------------------------------------------------
  Net income                                             $   1.37   $    .77   $   .09
======================================================================================

Fully diluted income per common share:
  Income from continuing operations                      $   1.36   $   1.12   $  1.00
  Discontinued operations loss provision                        -       (.35)     (.91)
--------------------------------------------------------------------------------------
  Net income                                             $   1.36   $    .77   $   .09
======================================================================================

Average number of common shares outstanding:
  Primary                                                   5,906      5,791     5,657
  Fully diluted                                             5,956      5,836     5,726


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Consolidated Balance Sheets
-------------------------------------------------------------------------------

June 30, 1997 and 1996

-------------------------------------------------------------------------------------------
(In thousands)                                                              1997       1996
-------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                                  $ 11,574   $ 18,634
  Short-term investments, at cost, which approximates market              37,804     24,529
  Accounts receivable, trade, less allowance for doubtful accounts
     of $681 and $700                                                     10,214      9,135
  Prepaid expenses and other current assets                                3,842      5,860
-------------------------------------------------------------------------------------------
     Total current assets                                                 63,434     58,158

Property, buildings and equipment, net                                     8,323      9,168
Cost of intangible assets from businesses acquired, less accumulated
     amortization of $10,532 and $9,080                                   48,023     49,248
Other assets and deferred charges                                          3,490      3,526
Deferred income taxes                                                      2,749      2,886
-------------------------------------------------------------------------------------------
     Total assets                                                       $126,019   $122,986
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                      $  3,406   $  3,531
  Accrued expenses                                                        18,015     22,065
  Income taxes payable                                                       866      1,448
  Current portion of long-term debt                                          259        277
-------------------------------------------------------------------------------------------
     Total current liabilities                                            22,546     27,321

Long-term debt                                                            20,379     20,634
Other liabilities                                                         11,482     12,038
-------------------------------------------------------------------------------------------
     Total liabilities                                                    54,407     59,993
-------------------------------------------------------------------------------------------

Commitments and contingent liabilities
Shareholders' equity:
  Common stock, $.50 par value; authorized shares, 15,000;
     issued shares, 8,696 and 8,601                                        4,348      4,300
  Additional paid-in capital                                              45,272     44,708
  Retained earnings                                                       58,887     50,791
  Less treasury stock, at cost, 2,945 shares and 2,941 shares            (36,895)   (36,806)
-------------------------------------------------------------------------------------------
     Total shareholders' equity                                           71,612     62,993
-------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                         $126,019   $122,986
===========================================================================================


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------



For the years ended June 30, 1997, 1996 and 1995

------------------------------------------------------------------------------------------------------
(In thousands)                                                               1997      1996      1995
------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:
Net income                                                                 $ 8,096   $ 4,454   $   507
Adjustments to reconcile income to net cash provided by operations:
  Discontinued operations loss provision, net of tax benefit                     -     2,065     5,200
  Depreciation and amortization                                              4,562     4,058     4,101
  Deferred compensation expense                                                432       432       723
  Non-cash compensation expense                                                 31       434         -
  Provision for doubtful accounts                                              124       266       143
  Provision for deferred income taxes                                        2,043     1,161     1,334
  Changes in assets and liabilities:
     Accounts receivable - (increase)                                       (1,203)   (3,062)   (1,822)
     Prepaid expenses and other current assets - decrease (increase)           218      (696)      282
     Other assets and deferred charges - decrease (increase)                    36    (1,226)     (165)
     Accounts payable and accrued expenses - (decrease) increase            (4,876)      805       220
     Income taxes payable - increase (decrease)                                215       506      (183)
     Other liabilities - (decrease)                                           (393)     (790)   (2,847)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    9,285     8,407     7,493
------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
  Capital expenditures                                                      (2,286)   (2,383)   (1,177)
  Additional purchase price related to the purchase of
     Allied Bond & Collection Agency                                          (227)     (266)     (260)
  Other                                                                         21        46        42
------------------------------------------------------------------------------------------------------
Net cash (used by) investing activities                                     (2,492)   (2,603)   (1,395)
------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
  Purchase of treasury stock, at cost                                          (89)        -    (3,344)
  Principal payments on long-term debt                                        (120)     (110)     (102)
  Principal payments on capital lease obligations                             (153)     (117)      (99)
  Fair market value of shares of common stock received from
     an optionee to satisfy withholding tax obligations                       (868)        -         -
  Proceeds from exercise of stock options                                      652       851         3
------------------------------------------------------------------------------------------------------
Net cash (used by) provided by financing activities                           (578)      624    (3,542)
------------------------------------------------------------------------------------------------------
Net increase in cash and short-term investments                              6,215     6,428     2,556
Cash and short-term investments at beginning of year                        43,163    36,735    34,179
------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                             $49,378   $43,163   $36,735
======================================================================================================

Supplemental disclosures of cash flow information:
  Interest paid                                                            $ 1,275   $ 1,751   $ 1,308
  Income taxes paid                                                          4,103     3,455     3,241
Supplemental disclosures of noncash investing and financing activities:
  Capitalized equipment lease obligations                                  $     -   $   162   $     -


The accompanying notes are an integral part of the financial statements.
--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Consolidated Statements of Shareholders' Equity
-------------------------------------------------------------------------------


For the years ended June 30, 1997, 1996 and 1995

------------------------------------------------------------------------------------------
                                                              Additional
                                                       Common  paid-in  Retained  Treasury
(Dollars in thousands)                                 stock   capital  earnings    stock
------------------------------------------------------------------------------------------

Balance at June 30, 1994                               $4,238  $43,225   $45,830  $(36,292)

Net income                                                  -        -       507         -
Proceeds from common stock issued upon exercise of
  stock option (45,277 shares, net)                        23      187         -         -
Purchase of treasury stock, at cost (55,200 shares)         -        -         -      (514)
------------------------------------------------------------------------------------------
Balance at June 30, 1995                                4,261   43,412    46,337   (36,806)

Net income                                                  -        -     4,454         -
Proceeds from common stock issued upon exercise of
  stock options (79,116  shares, net)                      39    1,296         -         -
------------------------------------------------------------------------------------------
Balance at June 30, 1996                                4,300   44,708    50,791   (36,806)

Net income                                                  -        -     8,096         -
Proceeds from common stock issued upon exercise of
  stock options (95,377 shares, net)                       48      564         -         -
Purchase of treasury stock, at cost (4,000 shares)          -        -         -       (89)
------------------------------------------------------------------------------------------
Balance at June 30, 1997                               $4,348  $45,272   $58,887  $(36,895)
==========================================================================================

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

ACCOUNTING FOR INTANGIBLES:
The net cost of intangible assets of businesses acquired amounting to $47,103,000 and $48,328,000 at June 30, 1997 and 1996, respectively, is being amortized on a straight-line basis over a 40 year period. Such amortization amounted to $1,452,000, $1,444,000 and $1,437,000 during the years ended June 30, 1997, 1996 and 1995, respectively. Certain intangible assets from acquisitions made prior to October 31, 1970, amounting to $920,000, are not being amortized since, in the opinion of management, there has been no diminution in value.

INCOME TAXES:
The Company accounts for income taxes in accordance with the liability method (See Note 10) whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

PER SHARE DATA:
Income per common share is computed on the basis of the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

LONG-LIVED ASSETS:
In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of", impairment of long-lived assets is reviewed annually by the Company by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying value to determine if an impairment exists. The adoption of SFAS No. 121 in fiscal 1997 did not require an adjustment to the results of operations or the financial position of the Company.

STOCK-BASED COMPENSATION:
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") became effective in fiscal 1997 and allows companies to elect to account for stock- based compensation plans using a fair-value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. The Company has elected to continue using the intrinsic value method to account for its stock-based compensation plans. SFAS 123 requires companies electing to continue using the intrinsic value method to make certain pro forma disclosures (See Note 8).
-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------

2. DISCONTINUED OPERATIONS:

The Company reached agreements with the federal government in January 1996, subject to certain agency approvals and final approval by the Court, which approvals were given in August 1996, to settle the previously reported matters involving false pricing information and claims made by certain senior officers of the Company's former Gichner Systems Group division (the "Gichner Division"). In accordance with the agreements, which recognize the Company's co-operation in and substantial contribution to the investigation of these matters, the Company fulfilled its commitment to make compensation for the government's civil claims by paying $5,550,000 in September 1996. The Company also accepted responsibility for the actions of the officers of the former Gichner Division by entering a plea of guilty under the federal False Claims Act, although those actions were concealed from the management of the Company, and paid a fine of $250,000 in August 1996. As previously reported, the Company recorded a $3,000,000 loss provision ($2,065,000 net of tax benefit), or $.36 loss per share, during the second quarter of fiscal 1996 for its Discontinued Operations, which provision, combined with amounts previously reserved in connection with these matters, covered all costs of the above settlements with the government, and included an accrual for the estimated legal and accounting fees related to the government claims and other costs related to certain discontinued operations of the Company, all of which were terminated or otherwise disposed of prior to fiscal 1990. The net loss provision of $2,065,000 was included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1996.

As previously reported, the Company also recorded an $8,000,000 loss provision ($5,200,000 net of tax benefit), or $.92 loss per share, during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990. This provision was recorded as a result of developments regarding the former Gichner Division (discussed in the preceding paragraph) and environmental matters, principally involving a site where an inactive subsidiary of the Company fully performed a settlement with the federal government, which has reopened the matter. The net loss provision of $5,200,000 was included in the Consolidated Statements of Operations under the caption "Discontinued operations loss provision" for the year ended June 30, 1995.

The $8,000,000 loss provision included an accrual of $3,500,000 for estimated legal and accounting fees and settlement costs that were expected to be incurred as a result of government claims for the matter involving the former Gichner Division and the estimated legal costs to defend the Company against the claims asserted by the purchaser of the Gichner Division. The $8,000,000 loss provision also included $4,000,000 for environmental matters and approximately $500,000 of costs incurred by the Company during the quarter ended March 31, 1995 for the Gichner Division and environmental matters.

GICHNER SYSTEMS GROUP DIVISION:
In 1989 the Company sold the assets and business of the Gichner Division to Gichner Systems Group, Inc. (the "Purchaser") and, accordingly, reflected the Gichner Division as a discontinued operation in the Company's Consolidated Statements of Operations. In 1991 the Purchaser informed the Company that false pricing information might have been supplied by former officers of the Gichner Division, who were also members of the group that purchased the Gichner Division from the Company and who were officers of the Purchaser, in connection with certain government contracts negotiated prior to the sale. After investigation, those of the former officers who were then working for the Purchaser were terminated for cause by the Purchaser, and the Company and Purchaser tendered to the Department of Defense a report of the results of their investigation.

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

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
The Company does not anticipate, based on current information, that the resolution of this matter will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments.

Two former officers of the Gichner Division filed suit against the Company for retirement benefits that the Company terminated when their alleged misconduct was reported to the Company. All of their claims, and their refiled claims, have been dismissed by the Court. The Company has counterclaimed for damages resulting from the misconduct of the two former officers of the Gichner Division. Appeals are pending in these matters. The estate of a third former officer of the Gichner Division filed suit against the Company for similar claims, all of which have been dismissed by the Court.

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

One group of the Company's known environmental proceedings relates to Superfund or other sites where the Company's liability arises from arranging for the disposal of allegedly hazardous substances in the ordinary course of prior business operations. In most of these "generator" liability cases, the Company's involvement is considered to be de minimus (i.e. a volumetric share of approximately 1% or less) and in each of these cases the Company is only one of many potentially responsible parties. From the information currently available, there are a sufficient number of other economically viable participating parties so that the Company's projected liability, although potentially joint and several, is consistent with its allocable share of liability. At one "generator" liability site, the Company's involvement is potentially more significant because of the volume of waste contributed in past years by a currently inactive subsidiary. Insufficient information is available regarding the need for or extent and scope of any remedial actions that may be required. The Company has recorded what it believes to be a reasonable estimate of its potential liability, based on current information, for this site.

The second group of matters relates to environmental issues on properties currently or formerly owned or operated by a subsidiary or division of the Company. These cases generally involve matters for which the Company or an inactive subsidiary is the sole or primary responsible party. In one such case, however, although the affected subsidiary fully performed a settlement with the federal government, the government has reopened the matter. A group of financially solvent responsible parties has completed an extensive investigation of this Superfund site under a consent order with the EPA and submitted Remedial Investigation and Feasibility Study Reports (the "Reports") to the EPA, which outline a range of various remedial alternatives for the site. The EPA issued a proposed plan that was subject to public comment. The Company's environmental counsel retained several reputable environmental consulting firms to review and evaluate the Reports and proposed plan. The findings of these experts indicated that many of the assumptions, purported facts and conclusions contained in the Reports and proposed plan are significantly flawed. These findings have been submitted to the EPA to challenge the perceived need for and the extent of the proposed additional remediation. The $8,000,000 loss provision recorded during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990, included a provision of approximately $4,000,000 for environmental matters. Notwithstanding the foregoing and the Company's denial of liability because of the prior settlement with the government, the provision for environmental matters included the estimated legal and consulting costs for this and other sites involving the Company or an inactive subsidiary, the estimated costs to defend the Company's aforementioned settlement with the government regarding this site, and the estimated remediation costs that the Company will incur, based on current information, if its prior settlement with the government is not upheld in court. However, the Company may be exposed to additional substantial liability for this site as additional information becomes available over the long-term. A better estimate of costs associated with any further remediation to be taken at the site cannot

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

be made until a Record of Decision is issued by the EPA, which is expected to be issued in fiscal 1998. Actual remediation costs cannot be computed until such remedial action is completed. Some of the other sites involving the Company or an inactive subsidiary are at a stage where an assessment of liability, if any, cannot reasonably be made.

It is the Company's policy to comply fully with all laws regulating activities affecting the environment and to meet its obligations in this area. In many "generator" liability cases, reasonable cost estimates are available on which to base reserves on the Company's likely allocated share among viable parties. Where insufficient information is available regarding projected remedial actions for these "generator" liability cases, the Company has recorded what it believes to be reasonable estimates of its potential liabilities. Reserves for liability for sites on which former operations were conducted are based on cost estimates of remedial actions projected for these sites. All known environmental claims are periodically reviewed by the Company, where information is available, to provide reasonable assurance that adequate reserves are maintained. Reserves recorded for environmental liabilities are not net of insurance or other expected recoveries. Other than the aforementioned loss provision that was recorded by the Company during fiscal 1995, no significant expenses related to environmental matters were recorded by the Company during the three years ended June 30, 1997 due to the adequacy of previously recorded reserve balances based on information available at that time. Management believes that reserves established to meet known and potential environmental liabilities are adequate based on current information. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments. However, there is no way to be certain that future developments relating to environmental matters will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision.


3. PROPERTY, BUILDINGS AND EQUIPMENT:

Property, buildings and equipment, at cost, are summarized below:

                                 June 30,
-------------------------------------------
(In thousands)                1997     1996
-------------------------------------------
Land                       $ 1,488  $ 1,488
Buildings and leasehold
  improvements               4,838    4,486
Equipment and furniture
  and fixtures              14,217   13,634
Computer software            3,200    3,200
-------------------------------------------
Subtotal                    23,743   22,808
Less accumulated
  depreciation              15,420   13,640
-------------------------------------------
Net property, buildings
  and equipment            $ 8,323  $ 9,168
===========================================

4. ACCRUED EXPENSES:

Accrued expenses are summarized below:

                                      June 30,
------------------------------------------------
(In thousands)                     1997     1996
------------------------------------------------
Compensation and benefits       $ 6,721  $ 4,976
Accrued collection costs          3,262    3,271
Accrued commissions               1,668    1,788
Accrued liabilities retained
  from discontinued
  operations                      1,593    8,169
Current portion of
  restructuring provision             -      250
Other                             4,771    3,611
------------------------------------------------
Total                           $18,015  $22,065
================================================

5. LONG-TERM DEBT:

Long-term debt obligations are summarized below:

                                June 30,
------------------------------------------
(In thousands)               1997     1996
------------------------------------------
Senior debt:
  Collateralized notes
     at 8.25%             $   465  $   585
  Capitalized lease
     obligations              173      326
Unsecured revolving
  line of credit           20,000   20,000
------------------------------------------
Total debt                 20,638   20,911
Less current portion          259      277
------------------------------------------
Total long-term debt      $20,379  $20,634
==========================================

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------
        Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In December 1992, the Company borrowed $20,000,000 under an existing $25,000,000 unsecured Revolving Credit Agreement, as amended (the "Credit Agreement"), furnished by a bank. Pursuant to the terms of the Credit Agreement, the Company borrowed the $20,000,000 under a revolving line of credit that currently converts to a three year term loan on December 31, 1998.

Under the terms of the Credit Agreement, the aggregate principal amount outstanding, which is limited to a maximum of $20,000,000, under the revolving line of credit on December 31, 1998 must be repaid by the Company in twelve quarterly installments commencing March 31, 1999 and ending December 31, 2001. Each of the first eleven installments must be in an amount equal to one-twentieth of the outstanding loan balance on December 31, 1998, with the twelfth installment equal to the amount necessary to repay the then unpaid principal amount of the loan. The loans bear interest, at the Company's option, at either the bank's base rate, which is announced by the bank from time to time; or at 3/4% above the bank's Eurodollar rate during both the revolving and term loan periods. The interest rate, which is reset periodically, on the revolving term loan was approximately 6.8% at June 30, 1997.

The maximum amount of letters of credit that the bank will issue under the Credit Agreement is $8,000,000. At June 30, 1997, the Company was contingently liable for outstanding letters of credit aggregating approximately $3,725,000, which reduced the amount available for letters of credit under the Credit Agreement to approximately $1,275,000.

Under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on common stock, is limited to capital expenditures of $8,500,000 per year and is required to meet certain financial tests, all of which were met at June 30, 1997.

The aggregate amount of long-term debt, excluding capitalized leases (See Note
7), which becomes due during each of the next five years ending June 30, is as follows: 1998, $130,000; 1999, $2,141,000; 2000, $4,154,000; 2001, $4,040,000;
2002, $10,000,000.


6. OTHER LIABILITIES:

Other liabilities are summarized below:

                                      June 30,
------------------------------------------------
(In thousands)                     1997     1996
------------------------------------------------
Compensation and benefits       $ 6,304  $ 6,743
Noncurrent liabilities
  retained from discontinued
  operations                      4,160    3,720
Net noncurrent deferred
  state tax liability               535      429
Other                               483    1,146
------------------------------------------------
Total                           $11,482  $12,038
================================================


7. COMMITMENTS AND CONTINGENT LIABILITIES:

LEASES:
The Company leases equipment and facilities with terms ranging from one to seven years with renewal options generally being available.

Property, buildings and equipment includes $671,000, before accumulated depreciation, of fixed assets held under capitalized leases at June 30, 1997 and 1996. Related accumulated depreciation was $514,000 and $357,000 at June 30, 1997 and 1996, respectively.

Future minimum lease payments under long-term leases as of June 30, 1997 are as follows:

                       Capitalized   Operating
                         Leases       Leases
-----------------------------------------------
1998                      $143,000  $ 5,198,000
1999                        44,000    4,469,000
2000                             -    3,847,000
2001                             -    2,785,000
2002                             -    1,516,000
2003 and thereafter              -      390,000
-----------------------------------------------
Total minimum
  lease payments           187,000  $18,205,000
Amount representing
  interest                  14,000
-----------------------------------------------
Present value of
  minimum lease
  payments                $173,000
===============================================

Rental expense included in Operating income amounted to $5,313,000 in 1997, $4,370,000 in 1996 and $4,045,000 in 1995.

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
Allied Bond leases its main facility from a partnership, of which the general partners are the co-chairmen of Allied Bond, pursuant to a lease agreement that expires in July 2002. The terms of the lease are comparable to those that would have been obtained under arrangements with unrelated third parties. Allied Bond paid approximately $566,000, $539,000 and $513,000 in 1997, 1996 and 1995,
respectively, pursuant to such lease.

LITIGATION:
In June 1991, two stockholder class actions were brought, and then consolidated, against the Company, Capital Credit, certain directors and current and former executive officers of the Company, and certain former directors and officers of Capital Credit, seeking damages under the securities laws in connection with the misstatement by the Company of certain quarterly financial statements in fiscal 1990 and 1991. The Company and the individual defendants denied any and all wrongdoing or liability and vigorously defended the action. In order to end the substantial expense and distraction of continued litigation, the Company settled the action, which settlement was approved by the court. All claims against the Company and the other defendants have been dismissed with prejudice. The Company and its insurer each paid one-half of the $1,500,000 settlement amount in March 1995. That portion of the settlement amount that was not covered by insurance was charged against existing reserves, all of which had been recorded in prior fiscal years.

In a lawsuit brought in 1993 by three individuals engaged by Transworld Systems as independent contractors, in which it was alleged that Transworld Systems had improperly treated the plaintiffs as independent contractors rather than employees, all of the asserted claims were dismissed by the Court in 1996 with prejudice.

Some of the same persons and others have also brought suit against Transworld Systems and certain of its directors and officers, alleging breach of contract and mental distress as a result of Transworld Systems' failure to supply plaintiffs with certain business information including copies of a monthly publication distributed by Transworld Systems. Several persons have also brought suit alleging wrongful termination. Transworld prevailed in a jury trial in 1997 and all of these claims have been dismissed.

Seven purported class actions are currently pending against Transworld Systems, two of which also name the Company as a defendant, and one alleged class action is currently pending against Allied Bond, which actions have been brought by debtors who received written collection notices from either Transworld Systems or its Credit Management Services division, or Allied Bond, respectively. Plaintiffs in these actions allege that such letters violated various provisions of the federal Fair Debt Collection Practices Act or comparable state regulations. Allied Bond has agreed to settle the action brought against it for an immaterial amount, subject to court approval. A United States Magistrate Judge appointed in one of the alleged class actions against Transworld Systems has, upon motion of Transworld Systems, recommended that the District Court Judge in the case grant summary judgement in favor of Transworld Systems. The claims in the six other purported class actions against Transworld Systems have been reviewed by counsel to Transworld Systems and, based on their assessment, management has concluded that the claims are of questionable merit. Transworld Systems intends to vigorously defend each of these actions.

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

--------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------
     Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8. STOCK OPTION PLANS:

At June 30, 1997, 816,713 shares of the Company's common stock were reserved for issuance to officers, key employees and directors under various stock option plans as summarized below:


                                            Number of Shares
-------------------------------------------------------------------------
                                 1994              1984              1991
                            Incentive             Stock      Non-Employee
                                Stock            Option  Directors' Stock
                                 Plan              Plan       Option Plan
-------------------------------------------------------------------------
Under option (1)              424,462           282,701            42,000
Available for
  future grants (2)            67,550                 -                 -
Exercised to date               7,988           621,362                 -
Expired                             -           340,937             7,000
-------------------------------------------------------------------------
Authorized shares             500,000         1,245,000            49,000
=========================================================================
Total reserved (1) + (2)      492,012           282,701            42,000
=========================================================================

The 1994 Incentive Stock Plan ("1994 Plan"), which was approved by the stockholders at the Annual Meeting in November 1994, provides for the issuance of options, stock appreciation rights and other securities to purchase, in the aggregate, up to 500,000 shares of the Company's common stock to employees of the Company or its subsidiaries. Options granted under the 1994 Plan are granted at an exercise price equal to the fair market value of the stock on the date of such grant and generally expire approximately ten years after the date of grant. Options that are forfeited without exercise are available for future grants through the date the plan expires. On September 10, 1997, the Board of Directors authorized an increase in the number of shares available under the 1994 Plan by 250,000 shares, subject to stockholder approval at the Annual Meeting of Stockholders to be held on November 19, 1997. The 1994 Plan expires on August 24, 2004.

On September 10, 1997, the Board of Directors also adopted, subject to stockholder approval at the Annual Meeting of Stockholders to be held on November 19, 1997, the 1997 Non-Employee Directors' Stock Option Plan ("1997 Directors' Plan"), which provides for the issuance of options up to an aggregate of 100,000 shares to Non-Employee Directors. Under the 1997 Directors' Plan, Non-Employee Directors will receive an option on the day of each Annual Meeting of Stockholders to purchase 5,000 shares of common stock at an exercise price $5.00 below the fair market value on the date of the grant, in lieu of receiving an annual cash retainer. Options vest over two years and expire ten years after the date of grant.

The 1991 Non-Employee Directors' Stock Option Plan ("1991 Directors' Plan"), which expired on December 31, 1995, provided for the issuance of options to purchase up to an aggregate of 49,000 shares of the Company's common stock to Non-Employee Directors. Options granted under the 1991 Directors' Plan were granted at an exercise price equal to the fair market value of the stock on the date of such grant and generally expire approximately ten years after the date of grant.

Options under the 1984 Stock Option Plan ("1984 Plan") were granted through September 17, 1994, the date that the plan expired, at such prices and upon such terms as the Stock Option Committee of the Board of Directors fixed as to each optionee. Options granted under the 1984 Plan generally expire approximately ten years after the date of grant.

The Company applies APB 25 in accounting for stock options issued under all of its plans described above and, accordingly, recognizes compensation expense for the difference, if any, between the fair value of the underlying common stock and the grant price of the option on the date of grant. If compensation cost had been determined based upon the fair value method prescribed under SFAS 123, the pro forma net income and primary earnings per share for fiscal 1997 and 1996 would have been $7,860,000, or $1.36 per share, and $4,390,000, or $.76 per share, respectively. The pro forma effect on net income and earnings per share for fiscal 1997 and 1996 may not be representative of the pro forma effect on net income and earnings per share of future years because the SFAS 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to July 1, 1995.

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the "Black-Scholes" option pricing model with the following weighted-average assumptions for grants in fiscal 1997 and 1996, respectively; risk-free interest rates of 6.7% and 6.0%; expected volatility of 23.7% and 22.3%; and expected option life of five years for both years. For each year it was further assumed that no

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------
cash dividend would be issued since the Company is precluded from paying cash dividends under the terms of its Credit Agreement (See Note 5). The weighted-average fair value of options granted was $7.91 and $5.11 for the years ended June 30, 1997 and 1996, respectively.

The following table summarizes information about shares under option at June 30, 1997:

                                Outstanding             Exercisable
                         --------------------------  -------------------
                                          Weighted             Weighted
                         No. of   No. Of   Average   No. of     Average
Exercise                 Shares    Years   Exercise  Shares    Exercise
Price Range              (000's)    (a)     Price    (000's)     Price
------------------------------------------------------------------------
$ 7.375  - $13.750         209      4.9    $10.776     187       $10.647
 14.125  -  17.625         141      8.0     15.232      72        14.936
 19.250  -  26.156         399      8.9     22.126     150        21.168
------------------------------------------------------------------------
$ 7.375  - $26.156         749      7.6    $17.662     409       $15.271
========================================================================
(a) Weighted average remaining contractual life in years.


A summary of all shares under option for the three years ended June 30, 1997 is as follows:

                                Weighted
                                Average    Number
                                Exercise     of
                                 Price     Shares
--------------------------------------------------
Outstanding at June 30, 1994     $13.280   766,003
Granted                           12.727   101,583
Exercised                          4.620   (69,000)
Exchanged                         18.371  (124,168)
Forfeited                         11.875   (11,000)
--------------------------------------------------
Outstanding at June 30, 1995     $13.166   663,418
Granted                           15.724    90,023
Exercised                         12.643  (100,110)
Expired                           22.440   (30,000)
--------------------------------------------------
Outstanding at June 30, 1996     $13.173   623,331
Granted                           22.664   313,427
Exercised                         11.078  (185,928)
Forfeited                         14.088    (1,667)
--------------------------------------------------
Outstanding at June 30, 1997     $17.662   749,163
==================================================

During fiscal 1997, options were exercised to purchase 131,000 shares of common stock of the Company and the optionee elected to pay the aggregate exercise price of these options by surrendering to the Company 56,050 shares of common stock of the Company, previously acquired by the optionee, that had a fair market value on the date of exercise equal to the aggregate exercise price. In addition, the optionee elected to satisfy the withholding tax obligations resulting from such exercise by surrendering 12,977 shares of common stock of the Company previously acquired by the optionee and 21,524 shares of common stock of the Company acquired by the optionee in conjunction with the exercise of the options. The shares surrendered to satisfy the withholding tax obligations were valued at the fair market value on the date of the exercise of the options.

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

On August 25, 1994, the Board of Directors approved a plan that offered all optionees under the 1984 Stock Option Plan, other than members of the Executive Management Group of the Company, the opportunity to voluntarily exchange all of their unexercised options granted during calendar 1990, 1991 and 1992 for a new option to purchase one-half of the number of shares subject to the above unexercised options at the exercise price of $11.875 per share, the fair market value on August 25, 1994. Under the plan, options covering 124,168 shares that were exercisable at prices ranging from $14.125 to $23.625 per share were exchanged for options to purchase 62,083 shares at the lower price.

The tax benefits that the Company realized as a result of the exercise of nonincentive stock options are included in "Additional paid-in capital" in the Consolidated Balance Sheets.

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
9. RETIREMENT PLANS:

The Company has defined contribution plans covering substantially all of its employees. The contributions to these plans generally represent a percentage of employee salary. The costs of the plans, which are funded currently, amounted to $540,000, $479,000 and $494,000 in the years ended June 30, 1997, 1996 and
1995, respectively.

Certain officers, directors and key employees of the Company have agreements that provide for deferred compensation after termination of active employment. The Company accrues the estimated total deferred compensation under each agreement over the expected period of active employment. Deferred compensation expense during the years ended June 30, 1997, 1996 and 1995 was $432,000, $432,000 and $723,000, respectively.

10. INCOME TAXES:

The provision for income taxes on continuing operations is comprised of the following:

                         Year ended June 30,
---------------------------------------------
(In thousands)           1997    1996    1995
---------------------------------------------
Current:
  Federal              $2,637  $2,725  $1,936
  State                 1,681   1,236   1,122
---------------------------------------------
Total current           4,318   3,961   3,058
---------------------------------------------

Deferred:
  Federal               1,980   1,040   1,244
  State                    63     121      90
---------------------------------------------
Total deferred          2,043   1,161   1,334
---------------------------------------------
Total income taxes     $6,361  $5,122  $4,392
=============================================

As described in Note 2, the Company recorded deferred tax benefits of $935,000 and $2,800,000 in fiscal 1996 and fiscal 1995, respectively, as a result of loss provisions recorded for discontinued operations.

The tax effects of temporary differences and tax loss carryforwards that give rise to significant components of the Company's deferred tax assets and liabilities are as follows:

                                       June 30,
--------------------------------------------------------
(In thousands)                 1997      1996      1995
--------------------------------------------------------
Deferred Tax Assets:
  Compensation
     and benefits            $ 3,747   $ 3,562   $ 3,479
  Restructuring provision          -       105     1,322
  Accrued liabilities
     retained from
     discontinued
     operations                2,019     4,059     4,010
  Book depreciation in
     excess of tax
     depreciation                825       350         -
  Net state operating
     loss carryforwards        1,214     1,263       886
  Other                          642       519       374
--------------------------------------------------------
Total deferred tax assets      8,447     9,858    10,071
  Valuation allowance for
     deferred tax assets      (2,130)   (2,191)   (2,095)
--------------------------------------------------------
Deferred tax assets, net
  of valuation allowance       6,317     7,667     7,976
--------------------------------------------------------
Deferred Tax Liabilities:
  Tax goodwill
     amortization in
     excess of book
     amortization             (3,103)   (2,410)   (1,726)
  Tax depreciation in
     excess of book
     depreciation                  -         -      (767)
--------------------------------------------------------
Total deferred tax
     liabilities              (3,103)   (2,410)   (2,493)
--------------------------------------------------------
Net deferred tax assets      $ 3,214   $ 5,257   $ 5,483
========================================================

The valuation allowance for deferred tax assets relates to certain deferred state tax assets, including the net state operating loss carryforwards, as management currently believes that the realization of the deferred state tax assets do not meet the "more likely than not" criteria outlined in Statement of Financial Accounting Standards No. 109.

Net current deferred federal tax assets of $1,000,000 and $2,800,000 are included in "Prepaid expenses and other current assets" in the Consolidated Balance Sheets at June 30, 1997 and 1996, respectively. Also, net noncurrent deferred state tax liabilities of $535,000 and $429,000 are included in "Other liabilities" in the Consolidated Balance Sheets at June 30, 1997 and 1996, respectively.

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
A reconciliation of the provision for income taxes on continuing operations computed at the U.S. federal statutory income tax rate, 34%, to the tax provision as reported for 1997, 1996 and 1995 is as follows:

                                Year ended June 30,
---------------------------------------------------
(In thousands)                 1997    1996    1995
---------------------------------------------------
Provision computed
  at U.S. federal
  statutory income
  tax rate                    $4,915  $3,958  $3,434
Increases (reductions)
  in taxes resulting from:
State income taxes,
  net of federal income
  tax benefit                  1,151     896     800
Nondeductible
  amortization of
  intangibles                    182     182     182
Other                            113      86     (24)
----------------------------------------------------
Total                         $6,361  $5,122  $4,392
====================================================

11. RIGHTS AGREEMENT:

During fiscal 1988, the Board of Directors of the Company (the "Board") declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of the common stock of the Company. The Rights expire at the close of business on December 31, 1998, unless earlier redeemed by the Company. Each Right entitles the registered holder to purchase one-half of one share of common stock, at the exercise price as declared by the Board, subject to adjustment. The exercise price is currently $30 per whole share. The Rights will not be exercisable until the Distribution Date, which will occur when a person (other than a certain former shareholder or any shareholder who has filed a Schedule 13G pursuant to Regulation 13d-1(b) or 13d-2(b) and remains eligible to do so) becomes and remains the beneficial owner of 15% or more of the Company's outstanding common stock or announces an offer that would result in such person acquiring 30% or more of the Company's common stock.

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

12. TREASURY STOCK:

During fiscal 1997 the Company purchased, with available funds, 4,000 shares of the Company's common stock for approximately $89,000. During fiscal 1995 the Company purchased, with available funds, 55,200 shares of the Company's common stock for approximately $514,000 and paid $2,830,000 for 290,600 shares of the Company's common stock that were purchased at the end of fiscal 1994. All purchases were under share repurchase authorizations previously announced.

13. MAJOR CUSTOMER:

During the year ended June 30, 1997, the Company, through its Capital Credit, Allied Bond and Interactive Performance subsidiaries, recorded aggregate revenues of approximately $12,816,000 from a single customer.

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

14. QUARTERLY DATA (UNAUDITED):
(In thousands, except per share amounts)

                                               First   Second    Third   Fourth
1997                                         quarter  quarter  quarter  quarter
-------------------------------------------------------------------------------
Operating revenues                           $28,741  $28,977  $32,174  $31,817
Operating income                               2,742    2,561    4,474    4,424
Income before income taxes                     2,781    2,572    4,515    4,589
Provision for income taxes                     1,224    1,131    1,989    2,017
Net income                                     1,557    1,441    2,526    2,572

Primary net income per common share              .26      .24      .43      .44
Fully diluted net income per common share        .26      .24      .43      .43


                                             First   Second     Third   Fourth
1996                                       quarter  quarter   quarter  quarter
------------------------------------------------------------------------------
Operating revenues                         $23,987  $24,069   $27,237  $28,439
Operating income                             1,955    1,969     3,696    3,987
Income from continuing operations before
  income taxes                               1,922    1,962     3,737    4,020
Provision for income taxes                     845      864     1,644    1,769
Income from continuing operations            1,077    1,098     2,093    2,251
Discontinued operations loss provision
  (net of tax benefit of $935)                   -   (2,065)        -        -
Net income (loss)                            1,077     (967)    2,093    2,251

Primary and fully diluted income (loss)
  per common share:
     Income from continuing operations         .19      .19       .36      .38
     Discontinued operations loss provision      -     (.36)        -        -
     Net income (loss)                         .19     (.17)      .36      .38

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------
Management's Report and Report of Independent Auditors
--------------------------------------------------------------------------------

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

The independent auditors conduct an objective, independent audit of the financial statements. Their report appears at right.


NICHOLAS P. GILL

Nicholas P. Gill
Executive Vice President,
Chief Financial Officer



REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Union Corporation

We have audited the accompanying consolidated balance sheets of The Union Corporation and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Union Corporation and subsidiaries at June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                ERNST & YOUNG LLP

New York, New York
August 15, 1997

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------
(Years referred to are Fiscal Years)

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial condition remained strong and liquid at June 30, 1997 with cash and short-term investments totaling $49,378,000, working capital of $40,888,000 and net worth of $71,612,000. During the twelve months ended June 30, 1997 the net cash provided by operating activities was $9,285,000, compared to $8,407,000 a year ago. During fiscal 1997, the Company made payments aggregating $5,800,000 to the federal government regarding the matters involving the former Gichner Division of the Company (See Note 2 of Notes to Consolidated Financial Statements for additional information). Excluding the above aggregate payment to the federal government, the net cash provided by operating activities was $15,085,000, an increase of $6,678,000 compared to a year ago. This increase was principally the result of improved year-to-date operating results at the accounts receivable management companies and the inclusion of a full year of operating results from the call-center outsourcing companies.

As of September 12, 1997, the Company held approximately 2,945,000 shares of its common stock at an aggregate cost of $36,895,000. Future purchases, if any, by the Company of its common stock will be funded with available funds.

Capital expenditures, excluding capital lease obligations, were $2,286,000 in fiscal 1997 compared to $2,383,000 in fiscal 1996. The fiscal 1997 capital expenditures principally represent costs related to the purchase of computer, telecommunications and office equipment by Transworld Systems, Allied Bond and Capital Credit and office equipment and leasehold improvements by High Performance and Interactive Performance. The Company anticipates that capital expenditures of approximately $4,000,000 will be made during fiscal 1998.

In December 1992, the Company completed the acquisition of Allied Bond for an initial purchase price of approximately $40,300,000. In addition, contingent payments not to exceed approximately $8,300,000 may be payable by the Company based upon Allied Bond attaining certain earnings levels over the five and one-half year period ending June 30, 1998. As of June 30, 1997, $1,131,000 of such contingent payments have been made. The acquisition was financed in part from $20,000,000 borrowed under an existing unsecured $25,000,000 two year revolving line of credit furnished by a bank which is scheduled to convert to a three year term loan on December 31, 1998.

Under the terms of the Credit Agreement, the aggregate principal amount outstanding, which is limited to a maximum of $20,000,000, under the revolving line of credit on December 31, 1998 must be repaid by the Company in twelve quarterly installments commencing March 31, 1999 and ending December 31, 2001. Each of the first eleven installments must be in an amount equal to one-twentieth of the outstanding loan balance on December 31, 1998, with the twelfth installment equal to the amount necessary to repay the then unpaid principal amount of the loan. The maximum amount of letters of credit that the bank will issue under the Credit Agreement is $8,000,000. At June 30, 1997, the Company was contingently liable for outstanding letters of credit aggregating approximately $3,725,000, which reduced the amount available for letters of credit under the Credit Agreement to approximately $1,275,000.

Pursuant to a March 1995 amendment (the "Amendment") to the Company's employment agreement with the Chairman of the Company (the "Employment Agreement"), an amount equal to the discounted net present value of the deferred compensation payable to the Chairman under the Employment Agreement will, together with certain other amounts, be paid to the Chairman at the time of his retirement. The discounted net present value of the deferred compensation at June 30, 1997 was approximately $3,700,000, which amount is included in "Other liabilities" in the Consolidated Balance Sheets. The Chairman's Employment Agreement expires December 31, 1998 and provides for the Company to deposit into a trust, at the time of the Chairman's retirement, an amount equal to the discounted net present value of the aggregate consulting fees to be paid by the Company to the Chairman for consulting services to be rendered by the Chairman for a period of up to ten years following his retirement; previously such consulting services were to be rendered by the Chairman for the remainder of his life. The discounted net present value of the aggregate consulting fees was approximately $2,900,000 at June 30, 1997, which will be expensed as the services are rendered.

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------

In accordance with the employment agreement dated July 1, 1995 with the chairman of a subsidiary of the Company, the subsidiary deposited approximately $1,500,000 into a trust during fiscal 1996, which represented the deferred bonuses, and related interest, previously earned by the chairman. In accordance with the agreement, the chairman withdrew $250,000 in January 1996 and may withdraw $250,000 each January thereafter until the entire amount deposited in the trust, including all earnings and net of any losses, has been paid. The chairman may also withdraw the balance remaining in the trust upon retirement. As of June 30, 1997, $250,000 of the balance remaining in the trust is included in the Consolidated Balance Sheet in "Prepaid expenses and other current assets" and the remainder of the balance in the trust is included in "Other assets and deferred charges".

In 1989 the Company sold the assets and business of the Gichner Division to
Gichner Systems Group, Inc. (the "Purchaser").   In 1991 the Purchaser informed
the Company that false pricing information might have been supplied by former officers of the Gichner Division, who were also members of the group that purchased the Gichner Division from the Company and who were officers of the Purchaser, in connection with certain government contracts negotiated prior to the sale. After investigation, those of the former officers who were then working for the Purchaser were terminated for cause by the Purchaser, and the Company and Purchaser tendered to the Department of Defense a report of the results of their investigation.

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

One group of the Company's known environmental proceedings relates to Superfund or other sites where the Company's liability arises from arranging for the disposal of allegedly hazardous substances in the ordinary course of prior business operations. In most of these "generator" liability cases, the Company's involvement is considered to be de minimus (i.e. a volumetric share of approximately 1% or less) and in each of these cases the Company is only one of many potentially responsible parties. From the information currently available, there are a sufficient number of other economically viable participating parties so that the Company's projected liability, although potentially joint and several, is consistent with its allocable share of liability. At one "generator" liability site, the Company's involvement is potentially more significant because of the volume of waste contributed in past years by a currently inactive subsidiary. Insufficient information is available regarding the need for or extent and scope of any remedial actions that may be required. The Company has recorded what it believes to be a reasonable estimate of its potential liability, based on current information, for this site.

The second group of matters relates to environmental issues on properties currently or formerly owned or operated by a subsidiary or division of the Company. These cases generally involve matters for which the Company or an inactive subsidiary is the sole or primary responsible party. In one such case, however, although the affected subsidiary fully performed a settlement with the federal government, the government has reopened the matter. A group of financially solvent responsible parties has completed an extensive investigation of this Superfund site under a consent order with the EPA and submitted Remedial Investigation and Feasibility Study

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
     Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Reports (the "Reports") to the EPA, which outline a range of various remedial alternatives for the site. The EPA issued a proposed plan that was subject to public comment. The Company's environmental counsel retained several reputable environmental consulting firms to review and evaluate the Reports and proposed plan. The findings of these experts indicated that many of the assumptions, purported facts and conclusions contained in the Reports and proposed plan are
significantly flawed.  These     findings have been submitted to the EPA to
challenge the perceived need for and the extent of the proposed additional remediation. The $8,000,000 loss provision recorded during the third quarter of fiscal 1995 for costs related to certain of its discontinued operations, all of which were terminated or otherwise disposed of prior to fiscal 1990, included a provision of approximately $4,000,000 for environmental matters.
Notwithstanding the foregoing and the Company's denial of liability because of the prior settlement with the government, the provision for environmental matters included the estimated legal and consulting costs for this and other sites involving the Company or an inactive subsidiary, the estimated costs to defend the Company's aforementioned settlement with the government regarding this site, and the estimated remediation costs that the Company will incur, based on current information, if its prior settlement with the government is not upheld in court. However, the Company may be exposed to additional substantial liability for this site as additional information becomes available over the long-term. A better estimate of costs associated with any further remediation to be taken at the site cannot be made until a Record of Decision is issued by the EPA, which is expected to be issued in fiscal 1998. Actual remediation costs cannot be computed until such remedial action is completed. Some of the other sites involving the Company or an inactive subsidiary are at a stage where an assessment of liability, if any, cannot reasonably be made.

It is the Company's policy to comply fully with all laws regulating activities affecting the environment and to meet its obligations in this area. In many "generator" liability cases, reasonable cost estimates are available on which to base reserves on the Company's likely allocated share among viable parties. Where insufficient information is available regarding projected remedial actions for these "generator" liability cases, the Company has recorded what it believes to be reasonable estimates of its potential liabilities. Reserves for liability for sites on which former operations were conducted are based on cost estimates of remedial actions projected for these sites. All known environmental claims are periodically reviewed by the Company, where information is available, to provide reasonable assurance that adequate reserves are maintained. Reserves recorded for environmental liabilities are not net of insurance or other expected recoveries. Other than the aforementioned loss provision that was recorded by the Company during fiscal 1995, no significant expenses related to environmental matters were recorded by the Company during the three years ended June 30, 1997 due to the adequacy of previously recorded reserve balances based on information available at that time. Management believes that reserves established to meet known and potential environmental liabilities are adequate based on current information. The Company does not anticipate, based on current information, that the resolution of these matters will have a material adverse impact on the Company's overall financial condition given its available cash and short-term investments. However, there is no way to be certain that future developments relating to environmental matters will not involve additional substantial costs that may require future charges to the Discontinued operations loss provision.

In a lawsuit brought in 1993 by three individuals engaged by Transworld Systems as independent contractors, in which it was alleged that Transworld Systems has improperly treated the plaintiffs as independent contractors rather than employees, all of the asserted claims were dismissed by the Court in 1996 with prejudice.

Some of the same persons and others have also brought suit against Transworld Systems and certain of its directors and officers, alleging breach of contract and mental distress as a result of Transworld Systems' failure to supply plaintiffs with certain business information including copies of a monthly publication distributed by Transworld Systems. Several persons have also brought suit alleging wrongful termination. Transworld prevailed in a jury trial in 1997 and all of these claims have been dismissed.

Seven purported class actions are currently pending against Transworld Systems, two of which also name the Company as a defendant, and one alleged class action is currently pending against Allied Bond, which actions have been brought by debtors

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------

who received written collection notices from either Transworld Systems or its Credit Management Services division, or Allied Bond, respectively. Plaintiffs in these actions allege that such letters violated various provisions of the federal Fair Debt Collection Practices Act or comparable state regulations. Allied Bond has agreed to settle the action brought against it for an immaterial amount, subject to court approval. A United States Magistrate Judge appointed in one of the alleged class actions against Transworld Systems has, upon motion of Transworld Systems, recommended that the District Court Judge in the case grant summary judgement in favor of Transworld Systems. The claims in the six other purported class actions against Transworld Systems have been reviewed by counsel to Transworld Systems and, based on their assessment, management has concluded that the claims are of questionable merit. Transworld Systems intends to vigorously defend each of these actions.

Management believes that current cash and short-term investments and its future cash flows from operations are sufficient to provide for anticipated working capital, debt service and capital expenditure requirements.

RESULTS OF OPERATIONS
1997 COMPARED TO 1996

OPERATING REVENUES
Operating revenues increased by 17% to $121,709,000 in 1997 compared with $103,732,000 in 1996 reflecting record revenues at Transworld Systems, a 10% increase in revenues at Capital Credit and the inclusion of a full year of revenues from the Company's wholly-owned call-center outsourcing services subsidiaries, Interactive Performance and High Performance Services. Revenues at Transworld Systems were $61,413,000 in 1997 compared with $59,553,000 in 1996, and represent the highest level ever achieved in any fiscal year.
Revenues at Capital Credit increased by 10% compared with a year ago, which resulted from a continued high level of performance and service that contributed to an increase in the level of placements received from its clients. Revenues at Allied Bond were essentially unchanged in fiscal 1997 compared with a year
ago.   However, Allied Bond reported an increase in the dollar value and number of accounts placed with Allied Bond for collection by its clients in 1997 compared with a year ago.

OPERATING INCOME
Operating income increased 22% to $14,201,000 in 1997 compared with $11,607,000 in 1996 due to increases at Transworld Systems, Allied Bond and Capital Credit and the inclusion of a full year of operating results of Interactive Performance and High Performance Services, partially offset by an increase in Corporate office expenses. Transworld Systems reported an 8% increase in operating income to $14,941,000, before amortization of goodwill, compared with $13,866,000 a year ago and an operating margin of 24% after amortization of goodwill. Transworld Systems' fiscal 1997 operating income also represents the highest level ever achieved in any fiscal year. Capital Credit reported a 28% increase in operating income compared to a year ago. Allied Bond reported a 38% increase in operating income compared to a year ago, which reflects the operational changes that were made by Allied's management to meet changing market conditions.

INTEREST EXPENSE AND INTEREST INCOME
Interest expense decreased $58,000 to $1,417,000 in 1997 from $1,475,000 in 1996 due to decreases in the interest rates charged for borrowings under the Credit Agreement.

Interest income increased $164,000 to $1,673,000 in 1997 from $1,509,000 in 1996 due to higher average short-term investment balances. During the years ended June 30, 1997 and 1996, the Company primarily invested its excess cash balances in commercial paper with short-term maturities and overnight time deposits.

INCOME TAXES
The Company's effective income tax rate for continuing operations was 44% in 1997 and 1996.

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

------------------------------------------------------------------------------
    Management's Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------------------------------
RESULTS OF OPERATIONS
1996 COMPARED TO 1995

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

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS

Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward-looking statements" as defined in the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of risks and uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements.

Readers are cautioned not to put undue reliance on such forward-looking statements, each of which speaks only as of the date hereof. Factors and uncertainties that could affect the outcome of such forward-looking statements include, among others, market and industry conditions, increased competition, changes in governmental regulations, general economic conditions, pricing pressures, loss of a large client, and the Company's ability to continue its growth and expand successfully into new markets and services. The Company disclaims any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common stock is listed and traded on the New York Stock Exchange. The following table shows the quarterly high and low sales prices as reported for the years ended June 30, 1997 and 1996, respectively.

                             Fiscal Year
                               1997
                       -------------------
Quarter Ending:          High          Low
------------------------------------------
September 30, 1996     25 3/8       19 7/8
December 31, 1996      23 3/4       20 1/2
March 31, 1997         24 3/4       20 7/8
June 30, 1997         26 7/16       18 3/4

                             Fiscal Year
                               1996
                        ------------------
Quarter Ending:          High          Low
------------------------------------------
September 30, 1995     16 1/2       14 3/8
December 31, 1995      18 3/4       15 1/4
March 31, 1996         21 1/4       16 1/4
June 30, 1996          22 1/8       17 5/8

The last reported sales price of the Company's common stock on September 12, 1997 as reported on the New York Stock Exchange, was $23.50 per share.

The approximate number of holders of record of common stock as of September 12, 1997 was 2,650.

Under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on its common stock (See Note 5 of Notes to Consolidated Financial Statements for additional information).

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
Selected Financial Data
-------------------------------------------------------------------------------

(In thousands, except per share amounts)
--------------------------------------------------------------------------------------
For the years ended June 30:        1997       1996       1995       1994         1993
--------------------------------------------------------------------------------------
Operating revenues              $121,709   $103,732   $ 97,649   $ 92,109     $ 80,499
Total operating costs and
 expenses                        107,508     92,125     87,342     84,167       72,871
--------------------------------------------------------------------------------------
Operating income                  14,201     11,607     10,307      7,942        7,628
Interest expense                  (1,417)    (1,475)    (1,450)    (1,048)        (687)
Interest income                    1,673      1,509      1,242        723        1,074
--------------------------------------------------------------------------------------
Income from continuing
 operations
 before income taxes              14,457     11,641     10,099      7,617        8,015
Provision for income taxes         6,361      5,122      4,392      3,138        3,345
--------------------------------------------------------------------------------------
Income from continuing
 operations                        8,096      6,519      5,707      4,479        4,670
Discontinued operations
 loss provision (net of
 tax benefits of $935
 and $2,800) (Note 2)                  -     (2,065)    (5,200)         -            -
--------------------------------------------------------------------------------------
Income before cumulative
 effect of change
 in accounting for income
 taxes                             8,096      4,454        507      4,479        4,670
Cumulative effect of
 change in accounting
 for income taxes                      -          -          -      1,068            -
--------------------------------------------------------------------------------------
Net income                      $  8,096   $  4,454   $    507   $  5,547     $  4,670
======================================================================================

Primary income per common
 share:
 Income from continuing
  operations                    $   1.37   $   1.13   $   1.01   $    .72     $    .71
 Discontinued operations
  loss provision                       -       (.36)      (.92)         -            -
 Cumulative effect of
  change in accounting
  for income taxes                     -          -          -        .17            -
--------------------------------------------------------------------------------------
 Net income                     $   1.37   $    .77   $    .09   $    .89     $    .71
======================================================================================

Fully diluted income per
 common share:
 Income from continuing
  operations                    $   1.36   $   1.12   $   1.00   $    .72     $    .71
 Discontinued operations
  loss provision                       -       (.35)      (.91)         -            -
 Cumulative effect of
  change in accounting
  for income taxes                     -          -          -        .17            -
--------------------------------------------------------------------------------------
 Net income                     $   1.36   $    .77   $    .09   $    .89     $    .71
======================================================================================

At June 30:
Current assets                  $ 63,434   $ 58,158   $ 48,328   $ 42,685     $ 40,169
Current liabilities               22,546     27,321     22,996     20,930       18,201
--------------------------------------------------------------------------------------
Working capital                 $ 40,888   $ 30,837   $ 25,332   $ 21,755     $ 21,968
======================================================================================

Property, buildings and
 equipment, net                 $  8,323   $  9,168   $  9,283   $ 10,812     $ 12,737
Total assets                     126,019    122,986    113,163    110,195      110,085
Long-term debt (excluding
 current portion)                 20,379     20,634     20,763     20,973       21,036
Treasury stock, at cost           36,895     36,806     36,806     36,292       29,233
--------------------------------------------------------------------------------------

Note: The fiscal 1993 amounts include the results of Allied Bond following its acquisition in December 1992. Additionally, under the terms of the Credit Agreement, the Company is precluded from paying cash dividends on its common stock (See Note 5 of Notes to Consolidated Financial Statements for additional information).

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

-------------------------------------------------------------------------------
    Corporate Information
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
The Union Corporation
211 King Street
Charleston, SC  29401
Telephone (803)958-3800

Registrar and Transfer Agent
Boston EquiServe
150 Royall Street
Canton, MA  02021
Telephone (800)733-5001

Securities Listings
New York Stock Exchange, Inc.
(Symbol UCO) Common Stock

Annual Meeting
The annual meeting of shareholders of the Company will be held on Wednesday, November 19, 1997.

Form 10-K
A copy of The Union Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders on request. For a copy of Form 10-K, please write to The Union Corporation at the above address.

OPERATING COMPANIES
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

EXECUTIVE OFFICERS
Melvin L. Cooper
Chairman of the Board

William B. Hewitt
President and Chief Executive Officer

Nicholas P. Gill
Executive Vice President, Treasurer,
Secretary and Chief Financial Officer

DIRECTORS
Melvin L. Cooper
Chairman of the Board

Herbert A. Denton
President
Providence Capital, Inc.

Gordon S. Dunn
Chairman
Transworld Systems Inc.

William B. Hewitt
President and Chief Executive Officer

Robert A. Marshall
Consultant: Formerly Corporate Executive
Vice President
Advanta Corp.

James M. McCormick
President
First Manhattan Consulting Group

Robert A. Kerr
Retired:  Formerly Chairman and Chief
Executive Officer
Banc One, Dayton, Ohio

James C. Miller III
Counselor, Citizens for a Sound Economy and formerly Director of the Federal Office of Management and Budget

Herbert R. Silver
Co-Chairman
Allied Bond & Collection Agency, Inc.

EXECUTIVE MANAGEMENT GROUP /1/
Melvin L. Cooper     George M. Macaulay /2/
Gordon S. Dunn       Bernard Silver /3/
Nicholas P. Gill     Herbert R. Silver
William B. Hewitt    Sheldon Zucker /4/



1. Members of the Executive Management Group are considered "executive officers" for purposes of reporting under Section 16 and Regulation 14A of the Securities Exchange Act of 1934, as amended.
2. George M. Macaulay is President and Chief Executive Officer of Transworld Systems Inc.
3. Bernard Silver is Co-Chairman of Allied Bond & Collection Agency, Inc. and President of Interactive Performance, Inc.
4. Sheldon Zucker is President and Chief Executive Officer of Allied Bond & Collection Agency, Inc.

-------------------------------------------------------------------------------

                    The Union Corporation and Subsidiaries

--------------------------------------------------------------------------------

        Notes

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------











--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


THE UNION
     CORPORATION

211 King Street
Charleston, SC  29401

Tel: (803) 958-3800


--------------------------------------------------------------------------------